Notice of 2024 Annual Meeting

Proxy Statement
2023 Annual Report





ABOUT QXO

QXO provides technology solutions, primarily to clients in the manufacturing, distribution and service sectors. The company provides consulting and professional services, including specialized programming, training and technical support, and develops proprietary software. As a value-added reseller of business application software, QXO offers solutions for accounting, financial reporting, enterprise resource planning, warehouse management systems, customer relationship management, business intelligence and other applications. QXO plans to become a tech-forward leader in the $800 billion building products distribution industry. The company is targeting tens of billions of dollars of annual revenue in the next decade through accretive acquisitions and organic growth.





QXO, Inc.
Five American Lane
Greenwich, Connecticut 06831

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held on December 9, 2024

To the Stockholders of QXO, Inc.:

Notice is hereby given that the 2024 Annual Meeting of Stockholders (the "Annual Meeting") of QXO, Inc. will be held on Monday, December 9, 2024, at 10:00 a.m. Eastern Time. The Annual Meeting will be conducted exclusively as a live webcast. You can access the meeting with your 16-digit control number at www.virtualshareholdermeeting.com/QXO2024.

The Annual Meeting will be held for the purposes summarized below, and more fully described in the proxy statement (the "Proxy Statement") accompanying this notice.

- To elect seven (7) members of our Board of Directors for a term to expire at the 2025 Annual Meeting of Stockholders or until their successors are duly elected and qualified;

- To ratify the appointment of Marcum LLP ("Marcum") as our independent registered public accounting firm for fiscal year 2024;

- To conduct an advisory vote to approve the executive compensation of our named executive officers ("NEOs"), as disclosed in the Proxy Statement;

- To conduct an advisory vote on the frequency of future advisory votes to approve executive compensation; and

- To consider and transact other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

Only stockholders of record of our common stock and convertible perpetual preferred stock as of the close of business on November 1, 2024, are entitled to receive notice of, and to vote at, the Annual Meeting or any adjournment or postponement of the Annual Meeting. A complete list of registered stockholders will be available after entering the 16-digit control number included on any proxy card that you received, or on the materials provided by your bank or broker.

Your vote is important. Regardless of whether you plan to attend the Annual Meeting virtually, it is important that your shares be represented. We ask that you vote your shares as soon as possible.

By order of the Board of Directors,

Brad Jacobs
Chairman of the Board

Greenwich, Connecticut
November 5, 2024

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be Held on December 9, 2024:

The Proxy Statement and our Annual Report on Form 10-K for the year ended December 31, 2023, are available at investors.qxo.com.

Table of Contents

Proxy Statement Summary

This proxy statement (the "Proxy Statement") sets forth information relating to the solicitation of proxies by the board of directors of QXO, Inc. (the "Board of Directors" or the "Board") in connection with our 2024 Annual Meeting of Stockholders (the "Annual Meeting"). This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all the information that you should consider, and you should read the entire Proxy Statement carefully before voting.

2024 Annual Meeting of Stockholders

This Proxy Statement and form of proxy are first being mailed on or about November 5, 2024, to stockholders of record of our common stock as of the close of business November 1, 2024 (the "Record Date").

Date and Time	Place	Record Date
Monday, December 9, 2024, at 10:00 a.m. Eastern Time	Virtual Meeting Site: www.virtualshareholdermeeting.com/QXO2024	You can vote if you were a stockholder of record as of the close of business on November 1, 2024

Admission: You are invited to attend the annual meeting of stockholders of QXO, Inc. The Annual Meeting will be a virtual meeting of stockholders. You will be able to attend the Annual Meeting at www.virtualshareholdermeeting.com/QXO2024. You will need to provide the 16-digit control number on your proxy card to access the Annual Meeting. If the shares of common stock you hold are in an account at a broker, dealer, commercial bank, trust company or other nominee (i.e., in "street name"), you must register in advance to participate in the Annual Meeting, to vote electronically and to submit questions during the live webcast of the meeting. To register in advance, you must obtain a legal proxy from the bank, broker or other nominee that holds your shares, giving you the right to vote the shares. At the time of the meeting, go to www.virtualshareholdermeeting.com/QXO2024. and enter your 16-digit control number.

Voting Matters and Board Recommendations

The Board is not aware of any matter that will be presented for a vote at the Annual Meeting other than those shown below.

	Board Vote Recommendation	Page Reference (for more detail)
PROPOSAL 1: Election of Directors To elect seven (7) members of our Board for a term to expire at the 2025 Annual Meeting of Stockholders or until their successors are duly elected and qualified.	✓ **FOR** each Director Nominee	30
PROPOSAL 2: Ratification of the Appointment of our Independent Registered Public Accounting Firm To ratify the appointment of Marcum LLP ("Marcum") as our independent registered public accounting firm for fiscal year 2024.	✓ **FOR**	31
PROPOSAL 3: Advisory Vote to Approve Executive Compensation To conduct an advisory vote to approve the executive compensation of the company's named executive officers ("NEOs") as disclosed in this Proxy Statement.	✓ **FOR**	32
PROPOSAL 4: Advisory Vote on the Frequency of Future Advisory Votes to Approve Executive Compensation To conduct an advisory vote to approve the frequency of future advisory votes to approve executive compensation of the NEOs.	✓ **1 YEAR**	33

Governance Highlights

Board and Committee Independence	Five of our seven continuing directors and director nominees are independent. The Audit Committee, the Compensation and Talent Committee and the Nominating, Corporate Governance and Sustainability Committee each consist entirely of independent directors.
Independent Board Oversight	Our Board has a lead independent director whose role is to complement the roles of our independent committees and independent committee chairs providing effective Board oversight. The Board believes its leadership structure, as well as the company's leadership structure, function cohesively and serve the best interests of our stockholders based on the company's strategy and ownership structure.

Board Refreshment	Our Board is committed to ensuring its composition includes a range of expertise aligned with the company's business, as well as fresh perspectives on strategy. One of the ways the Board acts on this commitment is through the thoughtful refreshment of directors when appropriate. The Board has a process to seek out highly qualified director candidates who would bring relevant experience to the Board considering our growing scale and diversity.
Committee Rotations	As part of its annual review of committee assignments, the Board will consider periodically reconstituting its committees and their chairs to ensure effective functioning and fresh perspectives.
Director Elections	All directors of the Board are elected annually for one-year terms or until their successors are elected and qualified.
Majority Voting for Director Elections	Our bylaws provide for a majority voting standard in uncontested elections, and further require that a director who fails to receive a majority vote must tender his or her resignation to the Board.
Board Evaluations	Our Board reviews committee and director performance through an annual process of self-evaluation.
Risk Oversight and Financial Reporting	Our Board seeks to provide robust oversight of current and potential risks facing our company by engaging in regular deliberations and participating in management meetings. Our Audit Committee contributes to strong financial reporting oversight through regular meetings with management and dialogue with our auditors.
Active Participation	Our Board had 100% attendance at every board meeting. Our committees also had 100% attendance by each committee member at every committee meeting.
Direct Oversight of Sustainability	The Nominating, Corporate Governance and Sustainability Committee supports the Board in its oversight of the company's purpose-driven sustainability strategies and external disclosures. This includes engaging with management on material environmental, social and corporate governance matters and stakeholder perspectives.

2024 Board of Directors Nominees

Our Board aims to create a diverse and highly skilled team of directors who provide QXO with thoughtful board oversight. When selecting new directors, our Board considers, among other things, the nominee's breadth of experience, financial expertise, integrity, ability to make independent analytical inquiries, understanding of our business environment, skills in areas relevant to our growth drivers and willingness to devote adequate time to Board duties — all in the context of the needs of the Board at that point in time, and with the objective of ensuring a diversity of backgrounds, expertise and viewpoints. The composition of our Board as of the Record Date was:



The following table provides summary information about each director nominee.

Name	Director Since	Age	Occupation	AC	CTC	NCGSC
Brad Jacobs	2024	68	Chairman and CEO, QXO, Inc.			
Jason Aiken	2024	52	Executive Vice President, Technologies, General Dynamics Corporation	C		
Marlene Colucci	2024	62	Chief Executive Officer, The Business Council		✓	C
Mario Harik	2024	44	Chief Executive Officer, XPO, Inc.			
Mary Kissel	2024	47	Executive Vice President and Senior Policy Advisor, Stephens Inc.	✓	✓	✓
Jared Kushner	2024	43	Chief Executive Officer, Affinity Partners			
Allison Landry	2024	45	Former Senior Transportation Research Analyst, Credit Suisse	✓	C	✓

AC = Audit Committee
CTC = Compensation and Talent Committee

NCGSC = Nominating, Corporate Governance and Sustainability Committee

C = Committee Chairperson
✓ **=** Committee Member

Questions and Answers About Our Annual Meeting

The following answers address some questions you may have about our Annual Meeting. These questions and answers may not include all the information that may be important to you as a stockholder of our company. Please refer to the more detailed information contained elsewhere in this Proxy Statement.

What items of business will be voted on at the Annual Meeting?

We expect that the business presented for a vote at the Annual Meeting will be as follows:

- To elect seven (7) members of our Board for a term to expire at the 2025 Annual Meeting of Stockholders or until their successors are duly elected and qualified (Proposal 1);

- To ratify the appointment of Marcum as our independent registered public accounting firm for fiscal year 2024 (Proposal 2);

- To conduct an advisory vote to approve the executive compensation of our named executive officers ("NEOs") as disclosed in this Proxy Statement (Proposal 3);

- To conduct an advisory vote on the frequency of future advisory votes to approve executive compensation (Proposal 4); and

- To consider and transact other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

Senior management of QXO and representatives of our outside auditor, Marcum, will be available to respond to appropriate questions.

Who can attend and vote at the Annual Meeting?

You are entitled to receive notice of, virtually attend and vote at the Annual Meeting, or any adjournment or postponement thereof, if, as of the close of business on the Record Date, you were a holder of record of our common stock or Convertible Perpetual Preferred Stock ("Convertible Preferred Stock"). Each share of Convertible Preferred Stock is entitled to vote on each matter to come before the Annual Meeting as if the shares of Convertible Preferred Stock were converted into shares of common stock as of the Record Date, meaning that each share of Convertible Preferred Stock is entitled to approximately 219 votes on each matter to come before the Annual Meeting.

We have designed the virtual Annual Meeting to provide substantially the same opportunities to participate as stockholders would have at an in-person meeting. You can access the Annual Meeting at www.virtualshareholdermeeting.com/QXO2024. You will be required to provide the 16-digit control number on your proxy card to access the Annual Meeting.

If the shares of common stock you hold are in an account at a broker, dealer, commercial bank, trust company or other nominee (i.e., in "street name"), you must register in advance to participate in the Annual Meeting, to vote electronically and to submit questions during the live webcast of the meeting. To register, you must obtain a legal proxy from the bank, broker or other nominee that holds your shares giving you the right to vote the shares. At the time of the meeting, enter your 16-digit control number at www.virtualshareholdermeeting.com/QXO2024.

You may vote your shares using any one of the options below.

VOTE BY INTERNET BEFORE THE MEETING — Go to www.proxyvote.com or scan the QR Barcode on the proxy card or notice. Use the Internet to transmit your voting instructions. Vote by 11:59 p.m. Eastern Time on December 8, 2024. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

VOTE BY INTERNET DURING THE MEETING — You may attend the meeting via the Internet and vote during the meeting. Go to www.virtualshareholdermeeting.com/QXO2024. Have available the information that is printed in the box marked by the arrow and follow the instructions.

VOTE BY PHONE — Dial 1-800-690-6903 and use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 p.m. Eastern Time on December 8, 2024. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL — Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

Can I ask questions during the Annual Meeting?

The virtual Annual Meeting format allows stockholders to communicate with QXO during the Annual Meeting, so they can ask questions of QXO's management and Board, as appropriate. Stockholders (or their proxy holders) may submit questions for the Annual Meeting's question-and-answer session in advance by logging on to the meeting website at www.virtualshareholdermeeting.com/QXO2024. You will need the 16-digit control number on your proxy card to submit a question. After you have logged in you will be able to submit your question on the left side of the screen below "ASK A QUESTION".

Questions can be submitted in advance of the Annual Meeting beginning at 10:00 a.m. Eastern Time on December 9, 2024. Questions may also be submitted during the Annual Meeting through the meeting website. We will answer as many questions during the meeting as time will allow and will group questions where appropriate. We reserve the right to exclude questions regarding topics that are not pertinent to the Annual Meeting matters or company business or are inappropriate.

What if I have trouble accessing the Annual Meeting virtually?

The virtual meeting platform is fully supported across browsers (MS Edge, Firefox, Chrome, and Safari) and devices (desktops, laptops, tablets and cell phones) running the most up-to-date version of applicable software and plugins. Note: Internet Explorer is not a supported browser. You should ensure you have a strong Internet connection wherever you intend to participate in the Annual Meeting. We encourage you to access the meeting prior to the start time. If you encounter any technical difficulties logging onto www.virtualshareholdermeeting.com/QXO2024 or during the meeting, there will be toll-free and international phone numbers available on the website. Technical support will be available 15 minutes prior to the start time of the meeting and through the conclusion of the meeting.

How many shares of QXO common stock or Convertible Preferred Stock must be present to conduct business at the Annual Meeting?

As of the Record Date, there were 409,430,195 shares of common stock issued and outstanding, with each share entitled to one vote on each matter to come before the Annual Meeting. In addition, each share of Convertible Preferred Stock is entitled to vote on each matter to come before the Annual Meeting as if the shares of Convertible Preferred Stock were converted into shares of common stock as of the Record Date, meaning that each share of Convertible Preferred Stock is entitled to approximately 219 votes on each matter to come before the Annual Meeting. As of the Record Date, there were 1,000,000 shares of Convertible Preferred Stock issued and outstanding, representing 219,010,074 votes. In total, 628,440,269 votes are eligible to be cast at the Annual Meeting based on the number of outstanding shares of our common stock and Convertible Preferred Stock, voting together as a single class.

A quorum is necessary to hold a valid meeting of stockholders. Pursuant to the company's bylaws, the presence, in person or by proxy, of the holders of a majority of the shares issued and outstanding and entitled to vote is necessary for each of the proposals to be presented at the Annual Meeting. Accordingly, holders of shares of our common stock or Convertible Preferred Stock outstanding on the Record Date representing 314,220,135 votes must be present at the Annual Meeting. If you vote by Internet, telephone or proxy card, the shares you vote will be counted toward the quorum for the Annual Meeting. Abstentions and broker non-votes are counted as present for the purpose of determining a quorum.

What are my voting choices?

With respect to Proposal 1, you may vote "**FOR**" or "**AGAINST**" each of the director nominees, or you may "**ABSTAIN**" from voting for one or more of such nominees.

With respect to Proposals 2 and 3, you may vote "**FOR**" or "**AGAINST**" or you may "**ABSTAIN**" from voting.

With respect to Proposal 4, you may vote one of four choices on the proxy card or voting instruction: "**1 YEAR**," "**2 YEARS**," "**3 YEARS**" or "**ABSTAIN**."

If you sign your proxy without giving specific instructions, your shares will be voted in accordance with the recommendations of our Board with respect to the specific proposals described in this Proxy Statement and at the discretion of the proxy holders on any other matters that properly come before the Annual Meeting.

What vote is required to approve the proposals being considered at the Annual Meeting?

■ **Proposal 1: Election of seven (7) directors.** The election of each of the seven (7) director nominees named in this Proxy Statement requires the affirmative vote of a majority of the votes cast (meaning the number of shares voted "**FOR**" a nominee must exceed the number of shares voted "**AGAINST**" such nominee) by holders of shares of our common stock (including those shares that would be issued if all of our outstanding Convertible Preferred Stock had converted into shares of our common stock as of the Record Date) at the Annual Meeting at which a quorum is present. If any incumbent director standing for re-election receives a greater number of votes "**AGAINST**" his or her election than votes "**FOR**" such election, our bylaws require that such person must promptly tender his or her resignation to our Board. You may not accumulate your votes for the election of directors.

Brokers may not use discretionary authority to vote shares of our common stock on the election of directors if they have not received specific instructions from their clients. If you are a beneficial owner of shares of our common stock, for your vote to be counted in the election of directors, you will need to communicate your voting decisions to your bank, broker or other nominee before the date of the Annual Meeting in accordance with their specific instructions. Abstentions and broker non-votes are not considered votes cast for purposes of tabulation and will have no effect on the election of director nominees.

■ **Proposal 2: Ratification of the appointment of Marcum as our independent registered public accounting firm for fiscal year 2024.** Ratification of the appointment of Marcum as our independent registered public accounting firm for the year ending December 31, 2024 requires the affirmative vote of a majority of the shares of common stock (including those shares that would be issued if all of our outstanding Convertible Preferred Stock had converted into shares of our common stock as of the Record Date) present in person or represented by proxy at the Annual Meeting and entitled to vote. Abstentions will have the same effect as votes cast ''Against'' the proposed ratification of Marcum. We do not expect any broker non-votes, as brokers have discretionary authority to vote on this proposal.

■ **Proposal 3: Advisory vote to approve executive compensation.** Advisory approval of the resolution on executive compensation of our NEOs as disclosed in this Proxy Statement requires the affirmative vote of a majority of the shares of common stock (including those shares that would be issued if all of our outstanding Convertible Preferred Stock had converted into shares of our common stock as of the Record Date) present in person or represented by proxy at the Annual Meeting and entitled to vote. This resolution, commonly referred to as a ''say-on-pay'' resolution, is not binding on our Board. Although it is non-binding, our Board and the Compensation and Talent Committee will consider the voting results when making future decisions regarding our executive compensation program.

Brokers may not use discretionary authority to vote shares of our common stock on the advisory vote to approve executive compensation if they have not received specific instructions from their clients. If you are a beneficial owner of shares of our common stock, for your vote to be counted in the advisory vote to approve executive compensation, you will need to communicate your voting decisions to your bank, broker or other nominee before the date of the Annual Meeting in accordance with their specific instructions. Broker non-votes are not considered votes cast for purposes of tabulation and will have no effect on the advisory vote to approve executive compensation. Abstentions will have the same effect as votes cast ''Against'' this proposal.

■ **Proposal 4: Advisory vote on frequency of future advisory votes to approve executive compensation.** Advisory determination of the preference of the frequency of future advisory votes to approve executive compensation will be based on one of four choices for this proposal as indicated on the proxy card or voting instruction: 1 YEAR, 2 YEARS, 3 YEARS or ABSTAIN. The voting frequency option that receives the highest number of votes cast by stockholders at the Annual Meeting, or any adjournment or postponement of the Annual Meeting, will be the frequency for the advisory vote to approve executive compensation that has been selected by stockholders. However, the vote is not binding on our Board and the Compensation and Talent Committee. Although the vote is advisory and non-binding in nature, our Compensation and Talent Committee and Board have decided to adopt the frequency of every 1 YEAR if that frequency receives the greatest level of support from our stockholders. Notwithstanding our Board's recommendation and the outcome of the stockholder vote, our Board may, in the future, decide to conduct advisory votes on a less frequent basis and may vary its practice based on factors such as discussions with stockholders or the adoption of material changes to compensation programs.

Brokers may not use discretionary authority to vote shares of our common stock on the advisory vote on frequency of future advisory votes to approve executive compensation if they have not received specific instructions from their clients. If you are a beneficial owner of shares of our common stock, in order for your vote to be counted in the advisory vote on frequency of future advisory votes to approve executive compensation, you will need to communicate your voting decisions to your bank, broker or other nominee before the date of the Annual Meeting in accordance with their specific instructions. Broker non-votes are not considered votes cast for purposes of tabulation and will have no effect on the advisory vote on frequency of future advisory votes to approve executive compensation. Abstentions will have the same effect as votes cast ''Against'' this proposal.

In general, other business properly brought before the Annual Meeting at which a quorum is present requires the affirmative vote of a majority of the shares of common stock (including those shares that would be issued if all of our outstanding Convertible Preferred Stock had converted into shares of our common stock as of the Record Date) present in person or represented by proxy at the Annual Meeting and entitled to vote.

How does the Board recommend that I vote?

Our Board, after careful consideration, recommends that our stockholders vote **''FOR''** the election of each director nominee named in this Proxy Statement, **''FOR''** the ratification of Marcum as our independent registered public accounting firm for fiscal year 2024, **''FOR''** the advisory approval of the resolution to approve executive compensation and for the option of every **''1 YEAR''** as the preferred frequency for future advisory votes to approve executive compensation.

What do I need to do now?

We urge you to read this Proxy Statement carefully, then vote via Internet at www.proxyvote.com or by telephone by following the instructions on the proxy card, or mail your completed, dated, and signed proxy card in the enclosed return envelope as soon as possible, so that your shares of our common stock can be voted at the Annual Meeting.

How do I cast my vote?

Registered Stockholders. If you are a registered stockholder (i.e., you hold your shares in your own name through our transfer agent, Equiniti Trust Company, LLC, and not through a broker, bank or other nominee that holds shares for your account in "street name"), you may vote by proxy via Internet or by telephone by following the instructions provided on the proxy card, or mail your completed, dated and signed proxy card in the enclosed return envelope. Proxies submitted via Internet or by telephone must be received by 11:59 pm Eastern Time on December 8, 2024. Stockholders of record who attend the Annual Meeting may vote directly at the Annual Meeting by following the instructions provided during the Annual Meeting.

Beneficial Owners. If you are a beneficial owner of shares (i.e., your shares are held in the name of a brokerage firm, bank, or a trustee), you may vote by proxy by following the instructions provided in the voting instruction form or other materials provided to you by the brokerage firm, bank or other nominee that holds your shares. To vote directly at the Annual Meeting, you must obtain a legal proxy from the brokerage firm, bank or other nominee that holds your shares. Follow the instructions provided above to obtain a control number and the voting instructions provided during the Annual Meeting.

What is the deadline to vote?

If you hold shares as the stockholder of record, your vote by proxy must be received before the polls close at the Annual Meeting. As indicated on the proxy card provided to you, proxies submitted prior to the Annual Meeting via Internet or by telephone must be received by 11:59 pm Eastern Time on December 8, 2024. If you are the beneficial owner of shares of our common stock, please follow the voting instructions provided by your broker, trustee, or other nominee.

What happens if I do not respond, or if I respond and fail to indicate my voting preference, or if I abstain from voting?

If you fail to vote via Internet or by telephone as indicated on your proxy card, or fail to properly sign, date, and return your proxy card, your shares will not be counted towards establishing a quorum for the Annual Meeting, which requires holders representing a majority of the outstanding shares of our common stock (including those shares that would be issued if all of our outstanding Convertible Preferred Stock had converted into shares of our common stock as of the Record Date) to be present in person or by proxy.

Failure to vote, assuming the presence of a quorum, will have no effect on the tabulation of the votes on the proposals. If you are a stockholder of record and you properly sign, date and return your proxy card, but do not indicate your voting preference, we will count your proxy as a vote **"FOR"** the election of all seven nominees for director (Proposal 1), **"FOR"** the ratification of Marcum as our independent registered public accounting firm for fiscal year 2024 (Proposal 2), **"FOR"** the advisory approval of the resolution to approve executive compensation (Proposal 3) and **"1 YEAR"** as the preferred frequency for future advisory votes to approve executive compensation (Proposal 4).

If my shares are held in "street name", will my broker or other nominee vote my shares for me?

You should instruct your broker or other nominee on how to vote your shares of our common stock using the instructions they provide to you. Brokers or other nominees who hold shares of our common stock in "street name" for customers are prevented by the rules set forth in the listing rules ("Nasdaq Listing Rules") of The Nasdaq Stock Market LLC ("Nasdaq") from exercising voting discretion with respect to non-routine or contested matters (i.e., they must receive specific voting instructions from a stockholder in order to vote that stockholder's shares on non-routine or contested matters). Shares not voted by a broker or other nominee, because they did not receive specific voting instructions from the stockholder on one or more proposals, are referred to as "broker non-votes."

We expect that when Nasdaq determines whether each of the proposals to be voted on at our Annual Meeting is a routine or non-routine matter, only "Proposal 2 – Ratification of the Appointment of Marcum as Our Independent Registered Public Accounting Firm for Fiscal Year 2024" will be determined to be routine. It is important that you instruct your broker or other nominee on how to vote your shares of our common stock held in "street name" by following the instructions provided to you by your broker or other nominee.

What if I want to change my vote?

Regardless of whether you attend the Annual Meeting, you may revoke a proxy at any time before your proxy is voted at the Annual Meeting. You may do so by properly delivering a later-dated proxy either via Internet, by telephone, by mail, or by attending the Annual Meeting virtually and voting. Please note, however, that your attendance at the Annual Meeting will not automatically revoke any prior proxy, unless you vote again at the Annual Meeting or specifically request in writing that your prior proxy be revoked. You also may revoke your proxy by delivering a notice of revocation to Christopher Signorello, Corporate Secretary, QXO, Inc., Five American Lane, Greenwich, Connecticut 06831 prior to the vote at the Annual Meeting. If you hold your shares through a broker, dealer, commercial bank, trust company or other nominee, you should follow the instructions of your broker or other nominee regarding revocation of proxies.

How will the persons named as proxies vote?

If you are a registered stockholder (i.e., if you hold your shares of our common stock in your own name through our transfer agent Equiniti Trust Company, LLC, and not through a broker, bank or other nominee that holds shares for your account in ''street name'') and you complete and submit a proxy, the persons named as proxies will follow your instructions. If you submit a proxy but do not provide voting instructions, or if your instructions are unclear, the persons named as proxies will vote as recommended by our Board or, if no recommendation is given, by using their own discretion.

Who pays for the proxy solicitation expenses?

We are soliciting proxies on behalf of our Board and will pay the related costs. As part of this process, we reimburse brokers and other custodians, nominees, and fiduciaries for their out-of-pocket expenses for forwarding proxy materials to our stockholders. Our directors, officers, and employees may also solicit proxies in person, by telephone, or by other means of communication, and will not receive any additional compensation for soliciting proxies.

Where can I find the results of the voting?

We intend to announce preliminary voting results at the Annual Meeting and will publish final results on a Current Report on Form 8-K to be filed with the U.S. Securities and Exchange Commission (''SEC'') within four business days after the Annual Meeting. The Form 8-K will also be available on our website, investors.qxo.com.

What is ''householding'' and how does it affect me?

In cases where multiple company stockholders share the same address, and the shares are held through a bank, broker, or other holder of record in a street-name account, only one copy of our proxy materials will be delivered to that address unless a stockholder at that address requests otherwise. This practice, known as ''householding,'' is intended to reduce our printing and postage costs. However, any street-name stockholders residing at the same address who wish to receive a separate copy of our proxy materials may request a copy by contacting their bank, broker or other holder of record, or by sending a written request to Christopher Signorello, Corporate Secretary, QXO, Inc., Five American Lane, Greenwich, Connecticut 06831, or by contacting Investor Relations by email at investors.qxo.com. The voting instruction form sent to a street-name stockholder should provide information on how to request a separate copy of future materials for each company stockholder at that address, if that is your preference. Similarly, if you currently receive separate copies of our proxy materials but wish to participate in householding, please contact us through the method described above.

Can I obtain an electronic copy of the company's proxy materials?

Yes, this Proxy Statement and our 2023 Annual Report are available at investors.qxo.com.

Information Regarding the Equity Investment

On June 6, 2024, pursuant to the investment agreement, dated as of December 3, 2023 and amended and restated on April 14, 2024 (the ''Investment Agreement''), among the company, Jacobs Private Equity II, LLC (''JPE'') and the other investors party thereto (the ''Other Investors'' and, collectively with JPE, the ''Investors''), we issued to the Investors, for $1,000,000,000 in cash: (i) an aggregate of 1,000,000 shares of Convertible Preferred Stock, which are initially convertible into an aggregate of 219,010,074 shares of our common stock and (ii) warrants to purchase common stock (''Warrants''), initially exercisable for an aggregate of 219,010,074 shares of our common stock. We refer to this investment as the ''Equity Investment.'' JPE is controlled by Brad Jacobs, our chairman and chief executive officer. Each of our directors and executive officers, other than Mr. Essaid, Meller and Kushner, invested, directly or indirectly, in our company pursuant to the Investment Agreement. See ''Certain Relationships and Related Party Transactions—Investment Agreement.''

Board of Directors and Corporate Governance

An Overview of Our Business and How Our Board Composition is Aligned With Our Strategy

QXO is a technology solutions and professional services company that helps businesses manage and monetize their enterprise assets. We do this through our legacy operations, which provide critical software applications, consulting and other professional services, including specialized programming, training and technical support. Our customers are primarily small and mid-sized companies in the manufacturing, distribution and service industries.

Our strategy, going forward, is to create a tech-forward leader in the $800 billion building products distribution industry with the goal of generating outsized stockholder value through accretive acquisitions and organic growth, including greenfield openings. We are executing our strategy toward a target of tens of billions of dollars of annual revenue in the next decade.

Our company's current needs and future potential are important considerations in determining the composition of our Board. QXO's Board is comprised of a highly skilled group of leaders who share our values and reflect our culture. Many of our directors serve or have served as executive officers or board members of major companies and have an extensive understanding of the principles of corporate governance. As summarized on page 15, our Board has complementary expertise and skill sets, all of which are relevant to our company, business, industry and strategy.

Directors

Our Board currently consists of seven members. Upon the closing of the Equity Investment on June 6, 2024, our Board was reconstituted such that: (i) we had six Board members, (ii) each director was designated by JPE (including Brad Jacobs), (iii) each standing committee of our Board was reconstituted (as further described below) and (iv) Brad Jacobs became our chairman of the Board.

Pursuant to our Fifth Amended and Restated Certificate of Incorporation (''Certificate of Incorporation''), JPE has the right to designate for nomination by our Board (i) a majority of the members of our Board so long as the Investors collectively own securities (including preferred stock convertible into, or warrants exercisable for, securities) representing at least 45% (but less than 65%) of the voting power of our capital stock on a fully-diluted basis, (ii) 40% of the members of our Board so long as the Investors own securities (including preferred stock convertible into, or warrants exercisable for, securities) representing at least 30% (but less than 45%) of the voting power of our capital stock on a fully-diluted basis, (iii) 33% of the members of our Board so long as the Investors own securities (including preferred stock convertible into, or warrants exercisable for, securities) representing at least 15% (but less than 30%) of the voting power of our capital stock on a fully-diluted basis and (iv) two members of our Board so long as the Investors own securities (including preferred stock convertible into, or warrants exercisable for, securities) representing at least 5% (but less than 15%) of the voting power of our capital stock on a fully-diluted basis. JPE has additional designation rights under the Certificate of Incorporation for which the required voting power thresholds have not been exceeded. The foregoing rights of JPE under the Certificate of Incorporation are in addition to, and not in limitation of, JPE's voting rights as a holder of capital stock of our company.

Our Board has nominated all of the current directors to stand for election at the Annual Meeting, as set forth in Proposal 1 on page 30 of this Proxy Statement.

None of the foregoing will prevent our Board from acting in accordance with its fiduciary duties or applicable law or stock exchange requirements or from acting in good faith in accordance with our governing documents, while giving due consideration to the intent of our Certificate of Incorporation.

Set forth below is information regarding each of our director nominees, including the experience, qualifications, attributes, or skills that led our Board to conclude that each should serve as a director.

Brad Jacobs   Chairman and Director since June 6, 2024

Age: 68

 Mr. Jacobs has served as chairman of our Board of Directors since June 6, 2024. He has been the executive chairman of the board of directors of XPO, Inc. (XPO) since November 1, 2022, and was previously chairman and chief executive officer from September 2, 2011 to November 1, 2022. Mr. Jacobs has served as non-executive chairman of the board of directors of GXO Logistics, Inc. since August 2, 2021, and RXO, Inc. since November 1, 2022. Additionally, he is the managing member of Jacobs Private Equity, LLC and Jacobs Private Equity II, LLC. Prior to XPO, Mr. Jacobs led two public companies: United Rentals, Inc., which he founded in 1997, and United Waste Systems, Inc., which

he founded in 1989. Mr. Jacobs served as chairman and chief executive officer of United Rentals for that company's first six years and as its executive chairman for an additional four years. He served eight years as chairman and chief executive officer of United Waste Systems.

Board Committees: None

Other Public Company Boards: XPO, Inc. (NYSE: XPO); GXO Logistics, Inc. (NYSE: GXO); RXO, Inc. (NYSE: RXO)

Mr. Jacobs brings to the Board:

- Past and current experience as the chairman of boards of directors of several public companies, where Mr. Jacobs provided valuable operational insights and strategic and long-term planning capabilities; and
- Founder of eight multibillion-dollar companies that created significant value for shareholders, and a successful track record of leading companies that execute strategies similar to ours.

Jason Aiken   Independent Director since June 6, 2024

Age: 52

 Mr. Aiken has served as a director of the company since June 6, 2024. He has served as executive vice president, technologies of General Dynamics Corporation since January 2023. Previously, he held the joint role of executive vice president, technologies, and chief financial officer from January 2023 to February 2024, and senior vice president and chief financial officer from January 2014 to January 2023. Earlier, Mr. Aiken was the senior vice president and chief financial officer of General Dynamics subsidiary Gulfstream Aerospace Corporation, and held positions with General Dynamics, including controller, vice president of accounting and director of consolidation accounting. Prior to joining General Dynamics, Mr. Aiken was an audit manager with Arthur Andersen LLP in Washington,

D.C., where he provided audit and consulting services for defense contractors. He holds an MBA degree from the Kellogg School of Management at Northwestern University, and a bachelor's degree in business administration and accounting from Washington and Lee University.

Board Committees:

- Chairman of the Audit Committee

   Other Public Company Boards: None

   Mr. Aiken brings to the Board:

- Financial and accounting expertise through his service as chief financial officer and other senior finance positions with a Fortune 100 company giving Mr. Aiken the knowledge needed to serve on our Board and lead the Audit Committee as committee chair; and
- Senior operational, transactional and strategic experience essential for QXO to drive stockholder value creation.

©2024 QXO, Inc.

Marlene Colucci   Independent Director since June 6, 2024

Age: 62



Ms. Colucci has served as a director of the company since June 6, 2024. She has served as the chief executive officer of The Business Council in Washington, D.C. since July 2013. Previously, from September 2005 to June 2013, she was executive vice president of public policy for the American Hotel & Lodging Association. From September 2003 to June 2005, she served in the White House as special assistant to President George W. Bush in the Office of Domestic Policy. In this role, she developed labor, transportation and postal reform policies and advised the president and his staff on related matters. Earlier, Ms. Colucci served as deputy assistant secretary with the U.S. Department of Labor's Office of Congressional and Intergovernmental Affairs. Her law career includes more than 12 years with the firm of Akin Gump Strauss Hauer & Feld LLP, where she served as senior counsel. She is vice chair of the board of directors of GXO Logistics, Inc. Ms. Colucci holds a JD degree from Georgetown University Law Center.

Board Committees:

- Chair of Nominating, Corporate Governance and Sustainability Committee
- Member of the Compensation and Talent Committee

Other Public Company Boards: GXO Logistics, Inc. (NYSE: GXO)

Ms. Colucci brings to the Board:

- Experience with public policy development, including labor and transportation policy, from over two decades of relevant government and private sector experience; and
- Knowledge of corporate governance and business operations from her tenure leading the premier association of chief executive officers of the world's most important business enterprises.

Mario Harik   Director since June 6, 2024

Age: 44



Mr. Harik has served as a director of the company since June 6, 2024. He has led XPO, Inc. (XPO) as chief executive officer since November 2022 and serves on its board. He joined XPO in 2011 as chief information officer and held additional roles as chief customer officer and president, North American less-than-truckload. His prior career included chief information officer with Oakleaf Waste Management, chief technology officer with Tallan, Inc., and co-founder of G3 Analyst. He holds a master's degree in engineering, information technology from Massachusetts Institute of Technology, and a degree in engineering, computer and communications from the American University of Beirut in Lebanon.

Board Committees: None

Other Public Company Boards: XPO, Inc. (NYSE: XPO)

Mr. Harik brings to the Board:

- Leadership experience as XPO's chief executive officer; and
- Expertise in the development and application of technology solutions that increase operational efficiency and productivity and enhance customer experience in multinational organizations within similar industries.

Mary Kissel Independent Director since June 6, 2024

Age: 47



Ms. Kissel has served as a director of the company since June 6, 2024. She is executive vice president and senior policy advisor with Stephens Inc. Previously, Ms. Kissel served as senior advisor to the U.S. Secretary of State from October 2018 to January 2021. Prior to joining the State Department, she was a member of The Wall Street Journal editorial board in New York and editorial page editor for Asia Pacific in Hong Kong. She began her career at Goldman Sachs. Ms. Kissel is a nonresident senior fellow at Hudson Institute, a member of the Council on Foreign Relations, and a director of the American Australian Council. She is vice chairman of the board of directors of RXO, Inc. Ms. Kissel holds a master's degree from Johns Hopkins School of Advanced International Studies, and a bachelor's degree in government from Harvard University.

Board Committees:

- Member of the Audit Committee
- Member of the Compensation and Talent Committee
- Member of the Nominating, Corporate Governance and Sustainability Committee

Other Public Company Boards: RXO, Inc. (NYSE: RXO)

Ms. Kissel brings to the Board:

- Expertise in geopolitics, risk advisory, public policy and their impact on business; and
- Experience in strategic communications, media and government affairs.

Jared Kushner Independent Director since July 22, 2024

Age: 43



Mr. Kushner has served as a director of the company since July 22, 2024. He is the chief executive officer of Affinity Partners, a global investment firm with over $3 billion invested in a portfolio of market-leading, high-growth investments. From 2017 to 2021, he served as senior advisor to the President of the United States. In this role, Mr. Kushner managed the U.S.-Mexico relationship, led Middle East peace efforts, and negotiated the overhaul of America's federal prison and criminal justice systems. Previously, Mr. Kushner co-founded two technology companies, Cadre and WiredScore. Earlier in his career, Mr. Kushner was the chief executive officer of Kushner Companies, a New York-based real estate developer. He holds JD and MBA degrees from New York University, and a bachelor's degree from Harvard University.

Board Committees: None

Other Public Company Boards: None

Mr. Kushner brings to the Board:

- Background in growth investing across equities and real estate; and
- Experience in geopolitics, public policy, and their impact on business.

Allison Landry Lead Independent Director since June 6, 2024

Age: 45



Ms. Landry has served as lead independent director of the company since June 6, 2024. She was a senior transportation research analyst with Credit Suisse, covering the trucking, railroad, airfreight and logistics industries from September 2005 to July 2021. Previously, she was a financial analyst and senior accountant with OneBeacon Insurance Co. (now Intact Insurance Specialty Solutions). She serves as vice chair of the board of directors of XPO, Inc. She holds an MBA degree from Boston University's Questrom School of Business, and a bachelor's degree in psychology from College of the Holy Cross.

Board Committees:

- Member of the Audit Committee
- Chair of the Compensation and Talent Committee
- Member of Nominating, Corporate Governance and Sustainability Committee

Other Public Company Boards: XPO, Inc. (NYSE: XPO)

Ms. Landry brings to the Board:

- Experience in the equity markets giving Ms. Landry an understanding of stockholder value creation as chair of the Board's Compensation and Talent Committee; and
- Knowledge of financial analysis in the transportation sector enabling Ms. Landry to help guide QXO in identifying strategic opportunities for profitable growth.

Summary of Qualifications and Experience of Continuing Directors

	Brad Jacobs	Jason Aiken	Marlene Colucci	Mario Harik	Mary Kissel	Jared Kushner	Allison Landry
BUSINESS OPERATIONS experience provides a practical understanding of developing, implementing and assessing our operating plan and business strategy.	✓	✓	✓	✓	✓	✓	✓
CORPORATE GOVERNANCE experience bolsters Board and management accountability, transparency and a focus on stockholder interests.	✓	✓	✓	✓	✓	✓	✓
CUSTOMER SERVICE experience brings an important perspective to our Board, given the importance of customer retention to our business model.	✓	✓		✓		✓	
ENVIRONMENTAL SUSTAINABILITY AND CORPORATE RESPONSIBILITY experience allows our Board's oversight to guide our long-term value creation for stockholders in a way that is sustainable.	✓	✓	✓	✓	✓	✓	✓
EFFECTIVE CAPITAL ALLOCATION experience is crucial to our Board's evaluation of our company's organic and inorganic growth strategy, roadmap and timeline, as well as our investments in technological solutions that optimize our operations and enhance customer experience.	✓	✓				✓	
CRITICAL ANALYSIS OF CORPORATE FINANCIAL STATEMENTS AND CAPITAL STRUCTURES experience assists our directors in overseeing our financial reporting and internal controls.	✓	✓				✓	✓
HUMAN RESOURCES MANAGEMENT experience allows our Board to support our goals of making QXO an inclusive workplace and aligning human resources objectives with our strategic and operational priorities.	✓	✓	✓	✓	✓		✓
TALENT DEVELOPMENT AND ENGAGEMENT experience helps our company attract, motivate and retain top candidates for leadership roles and innovation teams.	✓	✓	✓	✓	✓	✓	✓
MULTINATIONAL CORPORATE MANAGEMENT experience informs the Board's strategic thinking, given the global nature of our business.	✓	✓	✓	✓	✓		
SALES AND MARKETING experience helps our Board assist with our business strategy and with developing new services and operations.	✓			✓		✓	✓
MERGERS AND ACQUISITIONS, INTEGRATION AND OPTIMIZATION experience helps our company identify the optimal strategic opportunities for profitable growth and realize synergies.	✓	✓		✓	✓	✓	✓
RISK MANAGEMENT experience is critical to our Board's role in overseeing the risks facing our company, including mitigation measures.	✓	✓	✓	✓	✓	✓	✓
TECHNOLOGY AND INFORMATION SYSTEMS experience provides valuable insights as we continually seek to enhance customer outcomes and internal operations.	✓	✓		✓	✓		✓

Role of the Board and Board Leadership Structure

Our business and affairs are managed under the direction of our Board, which is our company's ultimate decision-making body, except with respect to those matters reserved to our stockholders. Our Board's primary responsibility is to seek to maximize long-term stockholder value. Our Board establishes our overall corporate policies, selects and evaluates our senior management team, which is charged with the conduct of our business, monitors the performance of our company and management, and provides advice and counsel to management. In fulfilling the Board's responsibilities, our directors have full access to our management, internal and external auditors, and outside advisors.

Furthermore, our Board is committed to independent Board oversight. Our current Board leadership structure includes a chairman, a non-independent director and five independent directors. The position of chairman of the Board is held by Mr. Jacobs.

The Board has provided that the independent directors may appoint a lead independent director who presides over executive sessions of the independent directors, and who shall serve a term of at least one year. The position of lead independent director has been structured to include, among other duties: (i) presiding at all meetings of the Board at which the chairman is not present; (ii) presiding at all executive sessions of the independent directors, which must take place at least once a year without members of management present; and (iii) calling additional meetings of the independent directors as necessary. The lead independent director also serves as a liaison between the chairman and the independent directors. Ms. Landry was appointed to serve as lead independent director on June 6, 2024.

To further strengthen its independent decision-making, our Board has approved a set of Corporate Governance Guidelines that provide for an independent vice chair position as part of its ongoing commitment to strong corporate governance. The position of vice chair is defined as an independent director with authorities and duties that include: (i) presiding at meetings of the Board where the chairman and lead independent director are not present; (ii) assisting the chairman, when appropriate, in carrying out his duties; (iii) assisting the lead independent director, where appropriate, in carrying out her duties; and (iv) such other duties, responsibilities and assistance as the Board or the chairman may determine. No independent vice chair has been appointed as of the date of this Proxy Statement.

Our Board met six times during fiscal year 2023. No current director attended any fiscal year 2023 meetings of the Board or committees or our 2023 Annual Meeting of Stockholders as all of our current directors were appointed in 2024. Our directors are expected to attend our annual meetings. Any director who is unable to attend is expected to notify the chairman of the Board in advance of the meeting date.

Board Risk Oversight

Our Board provides overall risk oversight, with a focus on the most significant risks facing our company.

In addition, the Board is responsible for ensuring appropriate crisis management and business continuity plans are in place. The management of risks to our business, and the execution of contingency plans, are primarily the responsibility of our senior management team.

Our Board and senior management team regularly discuss the company's business strategy, operations, policies, controls, prospects, and current and potential risks. These discussions include approaches for assessing, monitoring, mitigating, and controlling risk exposure. The Board has delegated responsibility for the oversight of specific risks to its committees as follows.

- **Audit Committee.** The Audit Committee oversees the policies that govern the process by which management assesses and manages our exposure to risk. In that role, the Audit Committee discusses major financial risk exposures, including cyber-related risks, with our management and discusses the steps that management has taken to monitor and control these exposures. The Audit Committee is also responsible for reviewing our enterprise risk management process to assess, manage and identify risks to align Board discussion topics with identified risks. Additionally, the Audit Committee is responsible for reviewing risks arising from related party transactions involving our company and guidelines and policies for information and cybersecurity risk management, for establishing procedures for the receipt, retention and treatment of complaints received by the company regarding accounting, internal accounting controls or auditing matters, and for overseeing our company-wide Code of Business Ethics and overall compliance with legal and regulatory requirements.

- **Compensation and Talent Committee.** The Compensation and Talent Committee monitors the risks associated with our compensation philosophy and programs. The Compensation and Talent Committee ensures that the company's compensation structure strikes an appropriate balance in motivating our senior executives to deliver long-term results for the company's stockholders, while simultaneously reducing excessive risk-taking and holding our senior leadership team accountable.

- **Nominating, Corporate Governance and Sustainability Committee.** The Nominating, Corporate Governance and Sustainability Committee oversees risks related to our governance structure and processes, as well as risks associated with the company's corporate sustainability practices and reporting.

The Board is committed to ensuring that our company has the resources and infrastructure necessary to appropriately address all significant risks.

Committees of the Board and Committee Membership

Each of the Audit Committee, the Compensation and Talent Committee and the Nominating, Corporate Governance and Sustainability Committee (collectively, the "Board Committees") has a written charter that complies with applicable SEC rules and the Nasdaq Listing Rules. These charters are available at investors.qxo.com. You may obtain a printed copy of any of these charters, without charge, by sending a request to Christopher Signorello, Corporate Secretary, QXO, Inc., Five American Lane, Greenwich, Connecticut 06831.

The Board Committees are each composed entirely of independent directors within all applicable standards, as discussed below. Our Board's general policy is to review and approve committee assignments annually. After consulting with the chairman of our

Board and considering member qualifications, the Nominating, Corporate Governance and Sustainability Committee is responsible for recommending to our Board all committee assignments, including the roles of committee chair. Each committee is authorized to retain, in its sole authority, its own outside counsel and other advisors at the company's expense. Also, each committee may form and delegate authority to subcommittees when appropriate. Our Board may create or eliminate additional committees as it deems appropriate.

The following table sets forth the membership of each of our Board Committees as of the Record Date. Mr. Jacobs, Harik and Kushner do not serve on any Board Committees.

Name	Audit Committee	Compensation and Talent Committee	Nominating, Corporate Governance and Sustainability Committee
Jason Aiken*	C		
Marlene Colucci		✓	C
Mary Kissel	✓	✓	✓
Allison Landry	✓	C	✓

C = Committee chairman   ✓ = Committee member

* = Audit Committee Financial Expert

A summary of the committees' responsibilities is as follows:

Audit Committee. Our Audit Committee has been established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") to assist our Board in fulfilling its responsibilities in a number of areas, including, without limitation, oversight of: (i) our accounting and financial reporting processes, including our systems of internal controls and disclosure controls, (ii) the integrity of our financial statements, (iii) our compliance with legal and regulatory requirements, (iv) the qualifications and independence of our independent registered public accounting firm, (v) the performance of our independent registered public accounting firm and internal audit function, and (vi) related party transactions. Each member of the Audit Committee satisfies all applicable independence standards, has not participated in the preparation of our financial statements at any time during the past three years, and is able to read and understand fundamental financial statements. From June 6, 2024, to the date of this Proxy Statement, the Audit Committee members were Jason Aiken (chair), Mary Kissel and Allison Landry. Our Board has determined that Mr. Aiken qualifies as an "audit committee financial expert" as defined under Item 407(d)(5) of Regulation S-K under the Exchange Act. During 2023, the Audit Committee met four times.

Compensation and Talent Committee. The primary responsibilities of the Compensation and Talent Committee are, among other things: (i) to oversee our executive compensation plans, policies and programs, (ii) to review and approve the compensation of our executive officers, (iii) to review and approve or make recommendations concerning director compensation, (iv) to plan executive officer succession, and (v) to assist with oversight of our culture and strategies relating to human capital. From June 6, 2024, to the date of this Proxy Statement, the Compensation and Talent Committee members were Allison Landry (chair), Marlene Colucci and Mary Kissel. During 2023, the Compensation and Talent Committee (previously named the Compensation Committee) did not meet.

Nominating, Corporate Governance and Sustainability Committee. The primary responsibilities of the Nominating, Corporate Governance and Sustainability Committee are, among other things: (i) to identify individuals qualified to become directors and recommend that our board select such individuals to be presented for stockholder consideration at the annual meeting or to be appointed by the board to fill a vacancy, (ii) to make recommendations to our board concerning committee appointments, (iii) to develop, recommend to our board and annually review the Corporate Governance Guidelines and oversee corporate governance matters, (iv) to oversee an annual evaluation of our board and committees, and (v) to support our board in its oversight of our sustainability strategies, performance and external disclosures. From June 6, 2024, to the date of this Proxy Statement, the Nominating, Corporate Governance and Sustainability Committee members were Marlene Colucci (chair) and Mary Kissel, and Allison Landry has been a member since October 2024. During 2023, the Nominating, Corporate Governance and Sustainability Committee (previously named the Nominating and Corporate Governance Committee) did not meet.

Director Compensation

See section below titled "Executive Compensation—2023 Director Compensation Table" for information concerning the compensation of each person who served as a non-employee director of our company during 2023.

Following the appointment of our new Board in June 2024, we approved compensation for our non-employee directors of an annual cash retainer of $100,000, payable quarterly in arrears, and expected annual time-based restricted stock units worth $175,000.

The lead independent director receives an additional $30,000 annual cash retainer, payable quarterly in arrears; and the chairs of our Audit Committee, our Compensation and Talent Committee and our Nominating, Corporate Governance and Sustainability Committee each receives an additional cash retainer of $25,000, $20,000 and $20,000, respectively, payable quarterly in arrears.

Directors who are employees of our company do not receive additional compensation for service as members of either our Board or its committees. Changes to the compensation of our directors is subject to approval by our Compensation and Talent Committee or Board.

No other fees are paid to our directors for their attendance at or participation in meetings of our Board or its committees. We reimburse our directors for expenses incurred in the performance of their duties, including reimbursement for air travel and hotel expenses.

Corporate Governance Guidelines and Code of Business Ethics

Our Board is committed to sound corporate governance principles and practices. Our Board adopted Corporate Governance Guidelines as of June 6, 2024.

The Corporate Governance Guidelines serve as a framework within which our Board operates. Among other things, the Corporate Governance Guidelines include criteria for determining the qualifications and independence of the members of our Board, requirements for the standing committees of our Board, responsibilities for members of our Board and requirements to conduct an annual evaluation of the effectiveness of our Board and its committees. The Nominating, Corporate Governance and Sustainability Committee is responsible for reviewing the Corporate Governance Guidelines annually, or more frequently as appropriate, and recommending appropriate changes to our Board in light of applicable laws and regulations, the governance standards identified by leading governance authorities and our company's evolving needs.

We have a Code of Business Ethics that applies to our directors and executive officers. This Code is designed to deter wrongdoing, promote the honest and ethical conduct of all employees, and promote compliance with applicable governmental laws, rules and regulations, as well as provide clear channels for reporting concerns. The Code of Business Ethics constitutes a ''code of ethics'' as defined in Item 406(b) of Regulation S-K. We intend to satisfy the disclosure requirements under applicable SEC rules relating to amendments to the Code of Business Ethics or waivers of any provision of the Code of Business Ethics as applicable to our principal executive officer, our principal financial officer, and our principal accounting officer by posting such disclosures on our website pursuant to SEC rules.

The Corporate Governance Guidelines and the Code of Business Ethics are available on our website at investors.qxo.com. In addition, you may obtain a printed copy of these documents, without charge, by sending a request to: Christopher Signorello, Corporate Secretary, QXO, Inc., Five American Lane, Greenwich, Connecticut 06831.

Director Independence

Under the Corporate Governance Guidelines, our Board is responsible for making independence determinations annually with the assistance of the Nominating, Corporate Governance and Sustainability Committee. Independence determinations are made by reference to the independence standard under the Corporate Governance Guidelines and the definition of ''independent director'' under Nasdaq Listing Rule 5605(a)(2). Our Board has affirmatively determined that each person who serves as a director, except for Mr. Jacobs and Mr. Harik, satisfies the independence standards under the Corporate Governance Guidelines and the Nasdaq Listing Rules.

In addition to the independence standards provided in the Corporate Governance Guidelines, our Board has determined that each director who serves on our Audit Committee satisfies standards for independence of Audit Committee members established by the SEC: that is, the director may not (i) accept directly or indirectly any consulting, advisory or other compensatory fee from our company other than his or her director compensation or (ii) be an affiliated person of our company or any of its subsidiaries. Our Board has also determined that each member of the Compensation and Talent Committee satisfies the Nasdaq Listing Rules for independence of Compensation and Talent Committee members. In making the independence determinations for each director, our Board and the Nominating, Corporate Governance and Sustainability Committee considered certain relationships of the directors that were not required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Director Selection Process

The Nominating, Corporate Governance and Sustainability Committee is responsible for recommending to our Board all nominees for election to the Board, including nominees for re-election to the Board, in each case, after consultation with the chairman of the Board and in accordance with our company's contractual obligations. Pursuant to the Certificate of Incorporation, JPE has the right based on its current securities ownership, as described above under ''Directors,'' to designate for nomination by our Board a majority of the members of our Board. Subject to the foregoing, in considering new nominees for election to our Board, the Nominating, Corporate Governance and Sustainability Committee considers, among other things, breadth of experience, financial expertise, wisdom, integrity, an ability to make independent analytical inquiries, an understanding of our company's business environment, knowledge and experience in such areas as technology and marketing, and other disciplines relevant to our company's businesses, the nominee's ownership interest in our company, and a willingness and ability to devote adequate time to board duties, all in the context of the needs of the Board at that point in time and with the objective of ensuring diversity in the background, experience and viewpoints of Board members. When searching for new directors, our Board endeavors to actively seek out highly qualified women and individuals from underrepresented minorities to include in the pool from which Board nominees are chosen. Our Board aims to create a team of directors with diverse experiences and perspectives to provide our company with thoughtful and engaged Board oversight. The Nominating, Corporate Governance and Sustainability Committee assesses the effectiveness of its diversity efforts through periodic evaluations of the Board's composition.

Subject to the rights granted to JPE pursuant to the Certificate of Incorporation, the Nominating, Corporate Governance and Sustainability Committee may identify potential nominees for election to our Board from a variety of sources, including recommendations from current directors or management, recommendations from our stockholders or any other source the committee deems appropriate, including engaging a third-party consulting firm to assist in identifying independent director nominees.

Our Board will consider nominees submitted by our stockholders, subject to the same factors that are brought to bear when it considers nominees referred by other sources and the rights granted to JPE pursuant to the Certificate of Incorporation, as described above. Our stockholders will be permitted to nominate candidates for election as directors by following the procedures set forth in our amended and restated bylaws, which are summarized below. We did not receive any director nominees from our stockholders for the 2024 Annual Meeting.

The advance notice provisions of our bylaws require that a stockholder who wishes to nominate an individual for election as a director at our annual meeting must give us advance written notice. The notice must be delivered to or mailed and received by the secretary of our company not less than 90 days, and not more than 120 days, prior to the first anniversary of the preceding year's annual meeting. As more specifically provided in our bylaws, any nomination must include, among other things: (i) the nominator's name and address and the number of shares of each class of our capital stock that the nominator owns, (ii) the name and address of any person with whom the nominator is acting in concert and the number of shares of each class of our capital stock that any such person owns, and (iii) the information with respect to each such proposed director nominee that would be required to be provided in a proxy statement prepared in accordance with applicable SEC rules.

In addition, the proxy access provisions of our bylaws permit a stockholder, or a group of up to 20 stockholders, that has continuously owned for three years at least 3% of our outstanding common stock, to nominate and include in the annual meeting proxy materials up to the greater of two directors or 20% of the number of directors to be elected at the annual meeting, provided that the stockholder(s) and the nominee(s) satisfy the requirements specified in our bylaws. Stockholder requests to include stockholder-nominated directors in the company's proxy materials for our 2025 Annual Meeting of stockholders must be received by the company no earlier than January 20, 2025, and no later than February 19, 2025.

Any stockholder who wishes to nominate a potential director candidate must follow the specific requirements set forth in our bylaws, a copy of which may be obtained by sending a request to: Christopher Signorello, Corporate Secretary, QXO, Inc., Five American Lane, Greenwich, Connecticut 06831.

Stockholder Communication With the Board

Stockholders and other parties interested in communicating with our Board, any Board committee, any individual director, including our lead independent director, or any group of directors (such as our independent directors) should send written correspondence to our Board, c/o Christopher Signorello, Corporate Secretary, QXO, Inc., Five American Lane, Greenwich, Connecticut 06831. Please note that we will not forward communications to the Board that qualify as spam, junk mail, mass mailings, resumes or other forms of job inquiries, surveys, business solicitations or advertisements.

Stockholder Proposals for Next Year's Annual Meeting

We anticipate holding our 2025 Annual Meeting of Stockholders on or about May 20, 2025. Stockholder proposals intended to be presented at our 2025 Annual Meeting of Stockholders must be received by our Corporate Secretary no later than December 10, 2024, in order to be considered for inclusion in our proxy materials, pursuant to Rule 14a-8 under the Exchange Act.

As more specifically provided for in our bylaws, no business may be brought before an annual meeting of our stockholders unless it is specified in the notice of the annual meeting or is otherwise brought before the annual meeting by or at the direction of our Board or by a stockholder entitled to vote and who has delivered proper notice to us not less than 90 days, and not more than 120 days, prior to the earlier of the date of the annual meeting and the first anniversary of the preceding year's annual meeting. For example, if our 2025 Annual Meeting is held on May 20, 2025, any stockholder proposal to be considered at the 2025 Annual Meeting, including nominations of persons for election to our Board, must be properly submitted to us not earlier than January 20, 2025, nor later than February 19, 2025. Additionally, to comply with the SEC's universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than our nominees must provide written notice to us that includes the information required by Rule 14a-19(b) under the Exchange Act not later than February 19, 2025.

Detailed information for submitting stockholder proposals or nominations of director candidates will be provided upon written request sent to: Christopher Signorello, Corporate Secretary, QXO, Inc., Five American Lane, Greenwich, Connecticut 06831.

Certain Relationships and Related Party Transactions

Under its written charter, the Audit Committee of our Board is responsible for reviewing and approving or ratifying any transaction between our company and a related person (as defined in Item 404 of Regulation S-K) that is required to be disclosed under the rules and regulations of the SEC. Our management is responsible for bringing any such transaction to the attention of the Audit Committee. In approving or rejecting any such transaction, the Audit Committee considers the relevant facts and circumstances, including the material terms of the transaction, risks, benefits, costs, availability of other comparable services or products and, if applicable, the impact on a director's independence.

In 2024, we entered into a number of transactions with affiliates or related persons, including the following:

Investment Agreement

On December 3, 2023, the company entered into the Investment Agreement with JPE and the Other Investors, providing for an aggregate investment by the Investors of $1,000,000,000 in cash in the company. On April 14, 2024, the company and the Investors amended and restated the Investment Agreement.

Pursuant to the Investment Agreement, prior to the closing of the Equity Investment, the company amended and restated its certificate of incorporation to, among other things, effect an 8-for-1 reverse stock split with respect to the company's common stock. Upon the closing of the Equity Investment and giving effect to the reverse stock split, the company issued to the Investors, in the aggregate, (i) 1,000,000 shares of Convertible Preferred Stock that, in aggregate, are convertible into 219,010,074 shares of our common stock at an initial conversion price of $4.57 per share, subject to customary anti-dilution adjustments; and (ii) the Warrants to purchase an additional 219,010,074 shares of our common stock at initial exercise prices of $4.566 per share with respect to 50% of the Warrants, $6.849 per share with respect to 25% of the Warrants, and $13.698 per share with respect to the remaining 25% of the Warrants, in each case subject to customary anti-dilution adjustments.

Following the closing of the Equity Investment, our Board was reconstituted such that (i) the number of seats on our Board were as directed by JPE, (ii) each of such directors (including Mr. Jacobs) were individuals designated by JPE, (iii) each standing committee of our Board was reconstituted in a manner designated by JPE and (iv) Mr. Jacobs was appointed as the chairman of our Board and Chief Executive Officer of the company.

Registration Rights Agreement

On June 6, 2024, the company entered into a Registration Rights Agreement (the ''Registration Rights Agreement''), among the company, JPE and the Other Investors, pursuant to which, among other things, the initial holders of the Convertible Preferred Stock and the Warrants were provided with certain rights to cause the company to register the sale of shares of Convertible Preferred Stock, Warrants and shares of common stock issued or issuable upon conversion of the Convertible Preferred Stock or upon exercise of the Warrants, in each case other than any such securities that are then freely transferable without registration pursuant to Rule 144 under the Securities Act of 1933, as amended (the ''Securities Act'') without limitation as to volume, manner of sale or other restrictions under Rule 144. Securities that are subject to registration under the Registration Rights Agreement as provided above are referred to as ''Registrable Securities.''

Demand Registration. The holder or holders of Registrable Securities holding Registrable Securities constituting, in the aggregate, no less than a majority of the total number of Registrable Securities may request that the company register the sale of such securities under the Securities Act. Such majority holders may request a total of ten demand registrations.

Shelf Registration. At a time when the company is eligible to use a registration statement on Form S-3, the holder or holders of Registrable Securities holding Registrable Securities constituting, in the aggregate, no less than a majority of the total number of Registrable Securities may request that the company register the sale of such securities under the Securities Act on a delayed or continuous basis. A holder of Registrable Securities included in such registration statement may initiate an unlimited number of shelf takedowns, except the company is not required to effect a shelf takedown in certain specified situations.

Piggyback Registration. If the company registers its securities on a registration statement, the company must give each Investor prompt written notice thereof (subject to certain exceptions). The company must then include on such registration statement all Registrable Securities requested to be included therein (subject to certain exceptions), which include the Registrable Securities of JPE included in this prospectus supplement.

Subject to certain exceptions, all expenses incurred in connection with the registration or sale of the Registrable Securities will be borne by the company. The Registration Rights Agreement includes customary indemnification provisions.

Stockholders Agreement

On June 6, 2024, the company entered into a stockholders agreement (the ''Stockholders Agreement"), among the company, JPE and the Other Investors, pursuant to which, among other things, each Other Investor agreed with the company that such Other Investor will not, and will cause its affiliates not to, transfer all or any portion of the securities of the company beneficially owned by such person until June 6, 2029, subject to certain exceptions provided in the Stockholders Agreement, including exceptions in the event JPE transfers any of its Convertible Preferred Stock, Warrants or shares of Common Stock issuable upon conversion of the Convertible Preferred Stock or upon exercise of the Warrants.

Each Other Investor also agreed with the company that such Other Investor will (a) appear in person or by proxy at any meeting of the company's stockholders and (b) vote, or cause to be voted, or execute written consents with respect to, as applicable, all voting securities of the company that it beneficially owns (i) in favor of the election of each candidate designated or nominated for election by JPE, (ii) in favor of removal of each person designated for removal by JPE and (iii) except with respect to matters that would adversely affect such Other Investor in a manner disproportionate to any other Investor, in accordance with JPE's written direction with respect to any other matter presented at such meeting of the company's stockholders.

Additional Related Party Transactions

On July 22, 2024, we entered into purchase agreements with certain institutional and accredited investors, pursuant to which we issued and sold on July 25, 2024, an aggregate of 67,833,699 shares of common stock at a price of $9.14 per share in a private placement. As part of the private placement, certain directors and executive officers of the company purchased an aggregate of 262,585 shares of common stock for $2.4 million.

The son-in-law of Brad Jacobs, our chairman and chief executive officer, is employed as an executive of the company and is entitled to receive total cash compensation for fiscal year 2024 in excess of $120,000.

The son of Mark Meller, our former president and chief executive officer and current President, SilverSun Technologies, is employed by a subsidiary of the company and is entitled to receive total cash compensation for fiscal year 2024 in excess of $120,000.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information concerning the beneficial ownership of our voting securities as of the Record Date by: (i) each person who is known by us, based solely on a review of public filings, to be the beneficial owner of more than 5% of any class of our outstanding voting securities, (ii) each of our executive officers, (iii) each of our directors and (iv) all of our executive officers and directors as a group.

Under applicable SEC rules, a person is deemed to be the ''beneficial owner'' of a voting security if such person has (or shares) either investment power or voting power over such security or has (or shares) the right to acquire such security within 60 days by any of a number of means, including upon the exercise of options or warrants or the conversion of convertible securities. A beneficial owner's percentage ownership is determined by assuming that options, warrants and convertible securities that are held solely by the beneficial owner, and which are exercisable or convertible within 60 days, have been exercised or converted. Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all voting securities shown as being owned by them. Unless otherwise indicated, the address of each beneficial owner in the table below is care of QXO, Inc., Five American Lane, Greenwich, Connecticut 06831.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned	Percentage of Class Outstanding[1]	Shares of Convertible Preferred Stock Beneficially Owned	Percentage of Class Outstanding
Beneficial Ownership of 5% or more:				
Jacobs Private Equity II, LLC[2]	394,218,132	49.0%	900,000	90.0%
Entities affiliated with Orbis Investment Management Limited and Orbis Investment Management (U.S.), L.P.[3]	109,409,191	26.7%	—	—
MFN Partners, LP[4]	53,908,701	13.1%	—	—
Entities affiliated with Finepoint Capital LP[5]	27,352,298	6.6%	—	—
AustralianSuper Pty Ltd.[6]	20,875,600	5.1%	—	—
Executive Officers and Directors:				
Brad Jacobs†	394,218,132[7]	49.0%	900,000	90.0%
Ihsan Essaid	109,410	*	—	—
Sean Smith	355,866[8]	*	750	*
Christopher Signorello	295,566[9]	*	425	*
Mark Meller	200,174[10]	*	—	—
Jason Aiken	43,801[11]	*	100	*
Marlene Colucci	219,009[12]	*	500	*
Mario Harik	2,190,099[13]	*	5,000	*
Mary Kissel	229,950[14]	*	500	*
Jared Kushner	16,411,379[15]	4.0%	—	—
Allison Landry	49,272[16]	*	100	*
Current Directors and Executive Officers as a Group (11 persons)	414,322,658[17]	51.3%	907,375	90.7%

* Less than 1%.

† Director and Executive Officer

(1) Represents percentage of common stock outstanding for the shares of common stock beneficially owned by such person. For purposes of this column, the number of shares of the class outstanding for each person reflects the sum of: (i) 409,430,195 shares of our common stock that were outstanding as of the Record Date, (ii) the number of shares of our common stock issuable upon conversion of the Convertible Preferred Stock and exercise of the Warrants, in each case, held by such person and (iii) the number of RSUs held by such person, if any, that are or will become vested within 60 days of the Record Date. The Warrants may be exercised at an exercise price of $4.566 per share with respect to 50% of the Warrants, $6.849 per share with respect to 25% of the Warrants and $13.698 per share with respect to the remaining 25% of the Warrants.

(2)   Based on the Schedule 13D/A filed on June 17, 2024, JPE beneficially owned 394,218,132 shares of our common stock, consisting of (i) 197,109,067 shares of our common stock issuable upon conversion of 900,000 shares of our Convertible Preferred Stock and (ii) 197,109,065 shares of our common stock issuable upon exercise of 197,109,065 Warrants. The address of the principal business office of JPE is Five American Lane, Greenwich, CT 06831.

(3)   Based on the Schedule 13G filed on August 12, 2024 by Orbis Investment Management Limited ("OIML"), Orbis Investment Management (U.S.), L.P. ("OIMUS") and Allan Gray Australia Pty Limited ("AGAPL"), which reported that, as of July 31, 2024, OIML beneficially owned 107,354,581 shares of our common stock, OIMUS beneficially owned 2,002,832 shares of our common stock and AGAPL beneficially owned 51,778 shares of our common stock. These entities have sole voting and sole dispositive power over such shares of our common stock. The address of the principal business office of OIML is 25 Front Street, Hamilton, Bermuda HM11. The address of the principal business office of OIMUS is One Letterman Drive, Building C, Suite CM-100, The Presidio of San Francisco, San Francisco, CA 94129, USA. The address of the principal business office of AGAPL is Level 2, Challis House, 4 Martin Place, Sydney NSW2000, Australia.

(4)   Based on the Form 4 filed on August 28, 2024 by (i) MFN Partners, LP (the "Partnership"); (ii) MFN Partners GP, LLC ("MFN GP"), as the general partner of the Partnership; (iii) MFN Partners Management, LP ("MFN Management"), as the investment adviser to the Partnership; (iv) MFN Partners Management, LLC ("MFN LLC"), as the general partner of MFN Management; (v) Michael F. DeMichele, as a managing member of MFN GP and of MFN LLC; and (vi) Farhad Nanji, as a managing member of MFN GP and of MFN LLC, which reported that, as of August 26, 2024, such persons beneficially owned 53,908,701 shares of our common stock with shared voting power and shared dispositive power. The address of the principal business office of each of the Partnership, MFN GP, MFN Management, MFN LLC and Mr. DeMichele and Nanji is c/o MFN Partners Management, LP, 222 Berkeley Street, 13th Floor, Boston, MA 02116.

(5)   Based on the prospectus supplement filed on July 29, 2024 by the company, (i) Finepoint Capital Partners I, LP beneficially owned 12,155,932 shares of our common stock and (ii) Finepoint Capital Partners II, LP beneficially owned 15,196,366 shares of our common stock. Finepoint Capital LP is a Registered Investment Adviser and has been delegated the legal power to vote and/or direct the disposition of such securities. Herbert S. Wagner III is the managing partner of Finepoint Capital LP and may be deemed to have shared voting power and shared dispositive power over such securities. The address of the principal business office of Finepoint Capital LP is 500 Boylston Street, 24th Floor, Boston, MA 02116.

(6)   Based on a Schedule 13G filed on November 1, 2024 by AustralianSuper Pty Ltd. ("AustralianSuper"), which reported that, as of September 30, 2024, AustralianSuper beneficially owned 20,875,600 shares of our common stock with sole voting power and sole dispositive power. The address of the principal business office of AustralianSuper is Level 30, 130 Lonsdale Street, Melbourne, Victoria 3000, Australia.

(7)   Mr. Jacobs has indirect beneficial ownership of 394,218,132 shares of our common stock beneficially owned by JPE as a result of being JPE's managing member.

(8)   Includes (i) 164,256 shares of our common stock issuable upon the exercise of 164,256 Warrants, and (ii) 164,257 shares of our common stock issuable upon conversion of 750 shares of our Convertible Preferred Stock.

(9)   Includes (i) 93,077 shares of our common stock issuable upon the exercise of 93,077 Warrants, and (ii) 93,079 shares of our common stock issuable upon conversion of 425 shares of our Convertible Preferred Stock.

(10)   Includes 100,000 shares owned by Sharieve Meller Family Trust; Sharieve Meller is Mr. Meller's wife. Mr. Meller disclaims beneficial ownership of these shares. Also includes 100,000 shares owned by the Mark M. Meller Family Trust. Mr. Meller beneficially owns 200,174 shares.

(11)   Includes (i) 21,900 shares of our common stock issuable upon the exercise of 21,900 Warrants, and (ii) 21,901 shares of our common stock issuable upon conversion of 100 shares of our Convertible Preferred Stock.

(12)   Includes (i) 109,504 shares of our common stock issuable upon the exercise of 109,504 Warrants, and (ii) 109,505 shares of our common stock issuable upon conversion of 500 shares of our Convertible Preferred Stock.

(13)   Includes (i) 1,095,049 shares of our common stock issuable upon the exercise of 1,095,049 Warrants, and (ii) 1,095,050 shares of our common stock issuable upon conversion of 5,000 shares of our Convertible Preferred Stock.

(14)   Includes (i) 109,504 shares of our common stock issuable upon the exercise of 109,504 Warrants, and (ii) 109,505 shares of our common stock issuable upon conversion of 500 shares of our Convertible Preferred Stock.

(15)   Mr. Kushner has indirect beneficial ownership of 16,411,379 shares of our common stock, with 16,247,069 shares of our common stock beneficially owned by Affinity Partners Parallel Fund I LP ("Parallel Fund I") and 164,310 shares of our common stock beneficially owned by Affinity Partners Fund I LP. Affinity Partners GP LP ("GP") is the general partner of Parallel Fund I. A Fin Management LLC ("A Fin") is the investment manager of GP. Mr. Kushner is the Chief Executive Officer of A Fin.

(16)   Includes (i) 21,900 shares of our common stock issuable upon the exercise of 21,900 Warrants, and (ii) 21,901 shares of our common stock issuable upon conversion of 100 shares of our Convertible Preferred Stock.

(17)   Includes (i) 198,724,255 shares of our common stock issuable upon the exercise of 198,724,255 Warrants, and (ii) 198,724,265 shares of our common stock issuable upon conversion of 907,375 shares of our Convertible Preferred Stock.

Executive Compensation

This Executive Compensation section describes QXO's executive compensation program for 2023.

2023 Summary Compensation Table

The following summary compensation table sets forth all compensation awarded to, earned by, or paid to the named executive officers paid by us during the years ended December 31, 2023 and 2022.

Name and Position(s)	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation[1] ($)	Total Compensation ($)
Mark Meller Former President, Chief Executive Officer	2023	$1,120,092	$ —	$ —	$ —	$ —	$ —	$43,614	$1,163,706
	2022	$1,026,650	$ —	$ —	$ —	$ —	$ —	$43,451	$1,070,101
Joseph Macaluso Former Chief Financial Officer	2023	$ 238,943	$55,628	$ —	$ —	$ —	$ —	$ 3,394	$ 297,965
	2022	$ 228,516	$45,150	$ —	$ —	$ —	$ —	$ 3,423	$ 277,089

(1) Column includes for Mr. Meller a company matching contribution under the 401(k) Plan of $4,777 and $4,235, health (medical, dental and vision) benefit payments of $15,439 and $15,551, a car allowance of $14,435 and $13,431 and car insurance of $1,763 and $3,034 for 2023 and 2022, respectively, as well as a cash fringe benefit of $7,200 for each of such years. Column includes the company matching contribution under the 401(k) Plan for Mr. Macaluso.

Mark Meller, Former Chief Executive Officer

On February 4, 2016, the company entered into an amended and restated employment agreement (the ''Meller Employment Agreement'') with Mark Meller, pursuant to which Mr. Meller continued to serve as the company's President and Chief Executive Officer. The Meller Employment Agreement was entered into by the company and Mr. Meller primarily to extend the term of Mr. Meller's employment. The term of the Meller Employment Agreement ran through September of 2023 (the ''Term'') and automatically renewed for additional periods of one year unless otherwise terminated in accordance with the employment agreement. The company agreed to pay Mr. Meller an annual salary of $565,000 per annum, with a ten percent (10%) increase on September 1 and every anniversary of such date for the duration of the Term beginning September 15, 2003. On November 11, 2021, the company and Mark Meller executed an amendment to Mr. Meller's employment agreement to extend his term of employment through September 14, 2028. Other than the foregoing extension, the terms of Mr. Meller's employment agreement remained unchanged.

Concurrently with the execution of the Investment Agreement, the company and Mark Meller entered into a letter agreement pursuant to which the Meller Employment Agreement was terminated and liquidated as of immediately prior to closing of the Equity Investment, and the company paid to Mr. Meller a lump sum termination payment equal to the lessor of (i) $3.0 million and (ii) 300% of the average annual amount paid by the company or any parent or subsidiary thereof to Mr. Meller and included in his gross income for services rendered in each of the five calendar years immediately prior to closing of the Equity Investment, less $100, which is the amount that he was entitled to receive under the Meller Employment Agreement for certain terminations of his employment within three years following a change of control. The company has paid $2,767,295 to Mr. Meller for termination of the Meller Employment Agreement.

Also, concurrently with the execution of the Investment Agreement, the company and Mark Meller entered into an offer letter (''Meller Offer Letter''), pursuant to which Mr. Meller will serve as President, SilverSun Technologies for a term commencing on the closing of the Equity Investment through September 14, 2028. He will receive an initial annual base salary of $1,120,000, less all applicable withholdings and deductions. Subject to his continued employment, his annual base salary will increase by 10% on each of (i) September 14, 2024, (ii) September 14, 2025 and (iii) every subsequent anniversary of September 14, 2025 for the remainder of the term. If Mr. Meller's employment is terminated without ''cause'' (as defined in the Meller Offer Letter), then Mr. Meller will receive a lump sum cash payment, subject to the execution and non-revocation of a release of claims by Mr. Meller, equal to three times his average annual base salary over the prior five year period, minus $100. The Meller Offer Letter also provides that Mr. Meller will be subject to restrictive covenants consisting of perpetual confidentiality and non-disparagement, as well as noncompetition and non-solicitation of employees and customers during employment and for the two years thereafter.

Joseph Macaluso, Chief Financial Officer

In connection with his appointment as Chief Financial Officer of the company, the company provided Mr. Macaluso an offer letter setting forth the terms of his employment, which provides that Mr. Macaluso is to receive a base annual salary of $215,000 and a one-time cash sign on bonus of $30,000, and that Mr. Macaluso is eligible for an annual discretionary bonus of up to 20% of his annual base salary. Pursuant to the offer letter, Mr. Macaluso's employment with the company is at-will and it may be terminated with or without cause.

Outstanding Equity Awards at December 31, 2023

The company had no outstanding equity awards to the executives named above at the end of the most recently completed fiscal year.

Clawback Policy

The company has adopted a clawback policy that states that, in the event that the company is required to prepare an accounting restatement, it will recover incentive-based compensation received by any current or former executive officer that was based upon the attainment of a financial reporting measure that was erroneously awarded during the three-year period preceding the date that the restatement was required.

2023 Director Compensation Table

The following Director Compensation Table sets forth the compensation of our former directors for the fiscal year ending on December 31, 2023.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Stanley Wunderlich	12,000	—	—	—	—	—	12,000
Kenneth Edwards	20,000	—	—	—	—	—	20,000
John Schachtel	18,000	—	—	—	—	—	18,000

We paid only our independent directors for their service on the Board. Mr. Wunderlich was paid $1,000 per month, payable quarterly for his service as a member of the board and as chairman of the Nominating and Governance Committee. Mr. Edwards was paid $1,667 per month, payable quarterly for his service as a member of the board and as chairman of the Audit Committee. Mr. Schachtel was paid $1,500 per month, payable quarterly for his service as a member of the board and as chairman of the Compensation Committee.

Director Agreements

On July 26, 2011, we entered into a director agreement with Stanley Wunderlich, pursuant to which Mr. Wunderlich was appointed to the Board effective July 26, 2011. On August 3, 2011 the company entered into an amended and restated director agreement (the ''Wunderlich Director Agreement''). The term of the Wunderlich Director Agreement was one year from August 3, 2011. The Wunderlich Director Agreement, at the option of the Board, allowed an automatic renewal on the date that Mr. Wunderlich was re-elected to the Board. In connection with a recapitalization of the company in 2012, Mr. Wunderlich and the company agreed to amend the Amended Director Agreement to (i) change the stipend to $1,000 per month, payable quarterly; (ii) to forego the issuance of any warrants due to Wunderlich under the Wunderlich Director Agreement; and (iii) to cancel the future issuance of any warrants due to Mr. Wunderlich under the Wunderlich Director Agreement. No warrants were issued pursuant to this agreement.

On March 27, 2017, we entered into a director agreement (''Schachtel Director Agreement'') with John Schachtel, pursuant to which Mr. Schachtel was appointed to the Board effective March 27, 2017. The Schachtel Director Agreement, at the option of the Board, allowed an automatic renewal on the date that Mr. Schachtel was re-elected to the Board. Under the Schachtel Director Agreement, Mr. Schachtel was paid a stipend of one thousand five hundred dollars ($1,500) per month, payable quarterly. Additionally, Mr. Schachtel received warrants to purchase such number of shares of the company's common stock equal to (A) $20,000 divided by (B) the closing price of the Common Stock on the date of grant of the warrants. The exercise price of the warrants was the closing price on the date of the grant of such warrant plus $0.01. The warrants were fully vested upon receipt thereof. The warrants have expired and no further warrants were issued.

On January 4, 2021, we entered into a director agreement (''Edwards Director Agreement'') with Kenneth Edwards, pursuant to which Mr. Edwards was appointed to the Board effective January 4, 2021. The Edwards Director Agreement, at the option of the Board, allowed an automatic renewal on the date that Mr. Edwards was re-elected to the Board. Under the Edwards Director Agreement, Mr. Edwards was paid a stipend of $1,667 per month.

Each of the Wunderlich Director Agreement, Schachtel Director Agreement and Edwards Director Agreement was terminated in connection with the closing of the Equity Investment.

Pay Versus Performance

The following table shows the total compensation for the named executive officers as set forth in the Summary Compensation Table, the ''compensation actually paid'' to the NEOs, the company's total shareholder return (''TSR''), and our net income (loss) for the years ended December 31, 2023, 2022 and 2021.

2023 Pay Versus Performance Table

Fiscal Year	Summary Compensation Table Total for the PEO[1]	Compensation Actually Paid to PEO[2]	Average Summary Compensation Table Total for Non-PEO NEO[1]	Average Compensation Actually Paid to Non-PEO NEO[2]	Value of Initial Fixed $100 Investment Based on Total Shareholder Return[3]	Net Income[4]
2023	$1,163,706	$1,163,706	$297,965	$303,565	$903.44	($1,070,095)
2022	$1,070,101	$1,070,101	$277,089	$290,571	$103.50	($ 282,219)
2021	$ 975,075	$ 975,075	$366,471	$347,470	$156.29	($ 134,434)

(1) Mark Meller served as the principal executive officer (''PEO'') of the company during 2021, 2022 and 2023, and Joseph Macaluso served as the only non-PEO Named Executive Officer (''non-PEO NEO'') of the Company.

(2) The dollar amounts reported as "compensation actually paid" to the Company's PEO and the amount reported as "compensation actually paid" to the non-PEO NEO, are computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to such PEO and NEO during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K the following adjustments were made to total reported compensation for each year to determine the compensation actually paid to the PEO and the average compensation actually paid to the non-PEO NEO:

Year	Position	Reported Summary Compensation Table Total for PEO	[Less] Reported Value of Equity Awards[a]	[Plus/Minus] Equity Award Adjustments[b]	[Less] Reported Change in the Actuarial Present Value of Pension Benefits[c]	[Plus/Minus] Pension Benefit Adjustments[d]	[Equals] Compensation Actually Paid
2023	PEO	$1,163,706	$ —	$ —	$ —	$ —	$1,163,706
2023	Non-PEO NEO	$ 297,965	$ —	$ 5,600	$ —	$ —	$ 303,565
2022	PEO	$1,070,101	$ —	$ —	$ —	$ —	$1,070,101
2022	Non-PEO NEO	$ 277,089	$ —	$13,482	$ —	$ —	$ 290,571
2021	PEO	$ 975,075	$ —	$ —	$ —	$ —	$ 975,075
2021	Non-PEO NEO	$ 366,471	$89,062	$70,061	$ —	$ —	$ 347,470

(a) The grant date fair value of equity awards represents the total of the amounts reported in the ''Stock Awards'' and ''Option Awards'' columns in the Summary Compensation Table for the applicable year.

(b) The equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the change in fair value during the current year of any equity awards granted in a prior year that are outstanding and unvested as of the end of the year; (iii) for awards that are granted and vest in same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The valuation methodologies and assumptions used to estimate the fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments are as follows:

Year	Position	[Plus] Fair Value at Year-End of Outstanding and Unvested Option Awards Granted in Year	[Plus] Change in Fair Value of Outstanding and Unvested Option Awards Granted in Prior Years	[Plus] Fair Value at Vesting of Option Awards Granted in Year that Vested During Year	[Plus] Change in Fair Value as of Vesting Date of Option Awards Granted in Prior Years for Which Vesting Conditions Were Satisfied During Year	[Less] Fair Value as of Prior Year-End of Option Awards Granted in Prior Years that Failed to Meet Vesting Conditions During Year	[Plus] Value of Dividends other Earnings or Paid on Option Awards Not Otherwise Reflected in Value of Total Compensation	Total Equity Award Adjustments
2023	PEO	$ —	$ —	$ —	$ —	$ —	$ —	$ —
2023	Non-PEO NEO	$ —	$ —	$ —	$5,600	$ —	$ —	$ 5,600
2022	PEO	$ —	$ —	$ —	$ —	$ —	$ —	$ —
2022	Non-PEO NEO	$ —	$5,637	$ —	$7,845	$ —	$ —	$13,482
2021	PEO	$ —	$ —	$ —	$ —	$ —	$ —	$ —
2021	Non-PEO NEO	$48,153	$ —	$21,908	$ —	$ —	$ —	$70,061

(c) There were no changes in the actuarial present value of pension benefits for the years in the table.

(d) There were no pension benefits adjustments for the years in the table.

(3) Cumulative TSR is calculated based on the value of an initial fixed investment of $100 in our common stock as of December 31, 2020.

(4) The dollar amounts reported represent the amount of net loss reflected in the company's audited financial statements for the applicable year.

©2024 QXO, Inc.

Relationship Between Compensation Actually Paid and Performance Measures

Compensation actually paid as set forth in the Pay versus Performance table above for the PEO and non-PEO NEO is primarily wage-based. The compensation is based upon contractual requirements as well as industry standards. While the company reviews performance measures in order to align executive compensation with company performance, all of those company measures are not presented in the Pay versus Performance table above. Moreover, the company generally seeks to incentivize long-term performance, and therefore does not specifically align the company's performance measures with compensation actually paid (which, for all purposes hereof, shall be as computed in accordance with SEC rules) for a particular year.

The increase in the company's TSR reflects management's efforts to increase shareholder value, but also reflects the higher stock price at December 31, 2023, as a result of the announcement of the signing of the Investment Agreement in December 2023. However, the company's stock price is very volatile and may not be an indicator of future performance.

Audit-Related Matters

Audit Committee Report

The following statement made by our Audit Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that we specifically incorporate such statement by reference.

The Audit Committee currently consists of Jason Aiken (chair), Mary Kissel and Allison Landry, who have been members since June 6, 2024.

The Board has determined that each current member of the Audit Committee has the requisite independence and other qualifications for audit committee membership under SEC rules, the Nasdaq Listing Rules, our Audit Committee charter, and the independence standards set forth in QXO, Inc.'s Corporate Governance Guidelines. The Board has also determined that Mr. Aiken qualifies as an ''audit committee financial expert'' as defined under Item 407(d)(5) of Regulation S-K of the Exchange Act. As described more fully below, in carrying out its responsibilities, the Audit Committee relies on management and QXO's independent registered public accounting firm. The Audit Committee members are not professionally engaged in the practice of accounting or auditing. The Audit Committee operates under a written charter that is reviewed annually and is available at investors.qxo.com.

In accordance with our charter, the Audit Committee assists the Board in fulfilling its responsibilities in several areas. These responsibilities include, among others, oversight of: (i) QXO's accounting and financial reporting processes, including its systems of internal controls over financial reporting and disclosure controls, (ii) the integrity of QXO's financial statements, (iii) QXO's compliance with legal and regulatory requirements, (iv) the qualifications and independence of QXO's outside auditors, (v) the performance of QXO's outside auditors and internal audit function and (vi) related party transactions. Management is responsible for QXO's financial statements and the financial reporting process, including the system of internal controls over financial reporting. We are solely responsible for selecting and reviewing the performance of QXO's outside auditors and, if we deem appropriate in our sole discretion, terminating and replacing the outside auditors. We also are responsible for reviewing and approving the terms of the annual engagement of outside auditors, including the scope of audit and non-audit services to be provided by the outside auditors and the fees to be paid for these services, and discussing with the outside auditors any relationships or services that may impact their objectivity and independence.

In fulfilling the oversight role, the Audit Committee met and held discussions, both together and separately, with QXO's management and Marcum, QXO's independent registered public accounting firm. Management advised the Audit Committee that the company's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and such members reviewed and discussed the consolidated financial statements and key accounting and reporting issues with management and Marcum, both together and separately, in advance of the public release of operating results and filing of annual and quarterly reports with the SEC. The Audit Committee discussed with Marcum the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (''PCAOB'') and the SEC and reviewed a letter from Marcum disclosing such matters.

Marcum also provided the Audit Committee with the written disclosures and letters required by applicable requirements of the PCAOB regarding the outside auditors' communications with the Audit Committee concerning independence, and such members discussed with Marcum matters relating to their independence and considered whether their provision of certain non-audit services is compatible with maintaining their independence. Marcum has confirmed its independence, and such members determined that Marcum's provision of non-audit services to QXO is compatible with maintaining its independence.

Based on the review and discussion by the Audit Committee of QXO's audited consolidated financial statements with management and Marcum, and Marcum's report on such financial statements, and based on the discussions and written disclosures described above, and the members' business judgment, the Audit Committee recommended to the Board, and the Board approved, that the audited consolidated financial statements be included in QXO's Annual Report on Form 10-K for the year ended December 31, 2023, for filing with the SEC.

Audit Committee:

Jason Aiken, Chair
Mary Kissel
Allison Landry

Policy Regarding Pre-Approval of Services Provided by the Outside Auditors

The Audit Committee's charter requires review and pre-approval by the Audit Committee of all audit services provided by our outside auditors and, subject to the de minimis exception under applicable SEC rules, all permissible non-audit services provided by our outside auditors. The Audit Committee has delegated to its chair the authority to approve, within guidelines and limits established by the Audit Committee, specific services to be provided by our outside auditors and the fees to be paid. Any such approval must be reported to the Audit Committee at the next scheduled meeting. As required by Section 10A of the Exchange Act, the Audit Committee pre-approved all services provided by our outside auditors during 2023 and 2022 and the fees paid for such services.

Services Provided by the Outside Auditors

As described above, the Audit Committee is responsible for the appointment, compensation, oversight, evaluation, and termination of our outside auditors.

The following table shows the fees for audit and other services provided by Marcum for fiscal year 2023 and 2022.

Fee Category	2023	2022
Audit Fees	$179,551	$213,988
Audit-Related Fees	66,703	61,773
Tax Fees	76,958	40,867
All Other Fees	—	—
Total Fees	$323,212	$316,628

Audit Fees. This category includes fees for professional services rendered by Marcum for 2023 and 2022, for the audits of our financial statements included in our Annual Report on Form 10-K, and reviews of the financial statements included in our Quarterly Reports on Form 10-Q.

Audit-Related Fees. This category includes fees for services that are reasonably related to the performance of the audit or review of our consolidated financial statements or internal control over financial reporting.

Tax Fees. This category includes fees billed for professional services rendered in connection with general tax consulting services.

All Other Fees. This category represents fees for all other services or products provided and not covered by the categories above. There were no such fees for 2023 and 2022.

Proposals to be Presented at the Annual Meeting

Proposal 1: Election of Directors

Our Board of Directors has nominated for election at the Annual Meeting, after consultation with JPE in view of its rights under the Certificate of Incorporation (as described under ''Board of Directors and Corporate Governance—Directors'' above), each of the following persons to serve as directors until the 2025 Annual Meeting of Stockholders or until their successors are duly elected and qualified:

Brad Jacobs
Jason Aiken
Marlene Colucci
Mario Harik
Mary Kissel
Jared Kushner
Allison Landry

Each of our directors was initially appointed in connection with the closing of the Equity Investment other than Mr. Kushner, who was appointed on July 22, 2024. Information about the nominees is set forth above under the heading ''Board of Directors and Corporate Governance—Directors.''

In the event that any of these nominees is unable or declines to serve as a director at the time of the Annual Meeting, the proxies voting for his or her election will be voted for any nominee who is designated by the Board of Directors to fill the vacancy. As of the date of this Proxy Statement, we are not aware that any of the nominees is unable or will decline to serve as a director if elected.

Required Vote

The election of each of the seven director nominees named in this Proxy Statement requires the affirmative vote of a majority of the votes cast (meaning the number of shares voted ''for'' a nominee must exceed the number of shares voted ''against'' such nominee) by holders of shares of our common stock. If any incumbent director standing for election receives a greater number of votes ''against'' his or her election than votes ''for'' his or her election, our bylaws require that he or she must promptly tender his or her resignation to the Board of Directors, subject to acceptance by the Board of Directors.

Recommendation

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE ''FOR'' THE ELECTION OF EACH OF THE NOMINEES LISTED ABOVE TO OUR BOARD OF DIRECTORS.

Proposal 2: Ratification of the Appointment of Marcum as our Independent Registered Public Accounting Firm for Fiscal Year 2024

We are asking our stockholders to ratify the appointment of Marcum as our independent registered public accounting firm for the year ending December 31, 2024. Although ratification is not required by our bylaws or otherwise, our Board of Directors is submitting the appointment of Marcum to our stockholders for ratification as a matter of good corporate governance. If our stockholders fail to ratify the appointment of Marcum, the Audit Committee will consider whether it is appropriate and advisable to appoint a different independent registered public accounting firm. Even if our stockholders ratify the appointment of Marcum, the Audit Committee in its discretion may appoint a different registered public accounting firm at any time if it determines that such a change would be in the best interests of our company and our stockholders.

Representatives of Marcum are expected to be present at the Annual Meeting and will have an opportunity to make a statement if they desire to do so, and to respond to appropriate questions.

Required Vote

Ratification of the appointment of Marcum as our independent registered public accounting firm for the year ending December 31, 2024 requires the affirmative vote of a majority of the shares of common stock present in person or represented by proxy at the Annual Meeting and entitled to vote.

Recommendation

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE ''FOR'' THE RATIFICATION OF THE APPOINTMENT OF MARCUM AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR 2024.

Proposal 3: Advisory Vote to Approve Executive Compensation

The Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted in July 2010, and Section 14A of the Exchange Act, require that we provide our stockholders with the opportunity to vote to approve, on a non-binding advisory basis, the compensation of our NEOs as disclosed in this Proxy Statement in accordance with the compensation disclosure rules of the SEC. Accordingly, we are asking our stockholders to approve the following advisory resolution:

> "**RESOLVED**, that the stockholders of QXO, Inc. (the "company") hereby approve, on an advisory basis, the compensation of the company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Executive Compensation section, compensation tables and narrative discussion set forth in the Proxy Statement for the company's 2024 Annual Meeting of Stockholders."

We encourage stockholders to review the Executive Compensation section, the compensation tables and the related narrative disclosures included in this Proxy Statement. As described in detail we believe our compensation programs appropriately reward executive performance and align the interests of our NEOs and key employees with the long-term interests of our stockholders, while also enabling us to attract and retain talented executives.

This resolution, commonly referred to as a "say-on-pay" resolution, is not binding on our Board of Directors. Although non-binding, our Board of Directors and the Compensation and Talent Committee will consider the voting results when making future decisions regarding our executive compensation program.

Required Vote

Approval of this "say-on-pay" resolution, requires the affirmative vote of a majority of the shares of common stock present in person or represented by proxy at the Annual Meeting and entitled to vote.

Recommendation

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" APPROVAL OF THE ADVISORY RESOLUTION TO APPROVE EXECUTIVE COMPENSATION SET FORTH ABOVE.

Proposal 4: Advisory Vote on the Frequency of Future Advisory Votes to Approve Executive Compensation

The Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted in July 2010, and Section 14A of the Exchange Act, require that stockholders must be given the opportunity to vote, on a non-binding, advisory basis, for their preference as to how frequently we should seek future advisory votes on the compensation of our NEOs as disclosed in accordance with the SEC's compensation disclosure rules, which we refer to as an advisory vote to approve executive compensation. By voting with respect to this Proposal 4, stockholders may indicate whether they would prefer that we conduct future advisory votes on executive compensation every one, two or three years. Stockholders may, if they wish, abstain from casting a vote on Proposal 4. Pursuant to SEC rules, public companies are required to hold a ''say-on-frequency'' vote every six years to give stockholders the opportunity to determine whether a ''say-on-pay'' vote to approve executive compensation should be held every year, every two years or every three years. The company is holding the ''say-on-frequency'' vote this year; therefore, the next ''say-on-frequency'' vote will take place at our 2030 Annual Meeting.

After careful consideration, our Board of Directors has determined that holding a non-binding advisory vote to approve executive compensation every year is the most appropriate policy for our company at this time, and recommends that stockholders vote that future advisory votes to approve executive compensation should occur every year. While our company's executive compensation programs are designed to promote a long-term connection between pay and performance, our Board of Directors recognizes that executive compensation disclosures are made annually and that holding an annual, non-binding advisory vote to approve executive compensation will provide more direct and immediate feedback on our compensation disclosures. However, stockholders should note that because the advisory vote to approve executive compensation occurs well after the beginning of the compensation year, and because the different elements of our executive compensation programs are designed to operate in an integrated manner and to complement one another, in many cases it may not be appropriate or feasible to change executive compensation programs in consideration of any one year's advisory vote before the following year's Annual Meeting of Stockholders.

Required Vote

Approval of this ''say-on-frequency'' resolution, requires the affirmative vote of a majority of the shares of common stock present in person or represented by proxy at the Annual Meeting and entitled to vote.

Recommendation

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE OPTION OF EVERY ''1 YEAR'' AS THE PREFERRED FREQUENCY FOR FUTURE ADVISORY VOTES TO APPROVE EXECUTIVE COMPENSATION.

Other Matters

We do not expect that any matter other than the foregoing proposals will be brought before the Annual Meeting. If, however, such a matter is properly presented at the Annual Meeting or any adjournment or postponement of the Annual Meeting, the persons appointed as proxies will vote as recommended by our Board of Directors or, if no recommendation is given, in accordance with their judgment.

Additional Information

Availability of Annual Report and Proxy Statement

If you would like to receive a copy of our 2023 Annual Report or this Proxy Statement, please contact us at Investor Relations, QXO, Inc., Five American Lane, Greenwich, Connecticut 06831 or by email at investors@qxo.com, and we will send a copy to you without charge.

A Note About Our Website

Although we include references to our website, www.qxo.com, and certain additional third-party websites, throughout this Proxy Statement, information that is included on our website is not incorporated by reference into, and is not a part of, this Proxy Statement. Our website address is included as an inactive textual reference only.

We use our website as one means of disclosing material non-public information and for complying with our disclosure obligations under the SEC's Regulation FD. Such disclosures typically will be included within the Investor Relations section of our website. Accordingly, investors should monitor the Investor Relations section of our website, in addition to following our press releases, SEC filings and public conference calls and webcasts.

Forward-Looking Statements

This Proxy Statement contains forward-looking statements. Statements that are not historical facts, including statements about beliefs, expectations, targets and goals are forward-looking statements. These statements are based on plans, estimates, expectations and/or goals at the time the statements are made, and readers should not place undue reliance on them. In some cases, readers can identify forward-looking statements by the use of forward-looking terms such as ''may,'' ''will,'' ''should,'' ''expect,'' ''opportunity,'' ''intend,'' ''plan,'' ''anticipate,'' ''believe,'' ''estimate,'' ''predict,'' ''potential,'' ''target,'' ''goal,'' or ''continue,'' or the negative of these terms or other comparable terms. Forward-looking statements involve inherent risks and uncertainties and readers are cautioned that a number of important factors could cause actual results to differ materially from those contained in any such forward-looking statements. Factors that could cause actual results to differ materially from those described herein include, among others:

- risks associated with potential significant volatility and fluctuations in the market price of our common stock;

- risks associated with raising additional equity or debt capital from public or private markets to pursue our business plan, including potentially one or more additional private placements of common stock, and the effects that raising such capital may have on us and our business, including the risk of substantial dilution or that our common stock may experience a substantial decline in trading price;

- the possibility that additional future financings may not be available to us on acceptable terms or at all;

- the possibility that an active, liquid trading market for our common stock may not be sustained;

- the possibility that our outstanding warrants and preferred stock may or may not be converted or exercised, and the economic impact on us and the holders of our common stock that may result from either such exercise or conversion, including dilution, or the continuance of the preferred stock remaining outstanding, and the impact its terms, including its dividend, may have on us and our common stock;

- uncertainties regarding our focus, strategic plans and other management actions;

- the risk that we are or become highly dependent on the continued leadership of Brad Jacobs as chairman and chief executive officer and the possibility that the loss of Mr. Jacobs in these roles could have a material adverse effect on our business, financial condition and results of operations;

- the possibility that the concentration of ownership by Mr. Jacobs may have the effect of delaying or preventing a change in control of us and might affect the market price of shares of our common stock;

- the risk that Mr. Jacobs' past performance may not be representative of future results;

- the risk that we are unable to attract and retain world-class talent;

- the risk that the failure to consummate any acquisition expeditiously, or at all, could have a material adverse effect on our business prospects, financial condition, results of operations or the price of our common stock;

- risks that we may not be able to enter into agreements with acquisition targets on attractive terms, or at all, that agreed acquisitions may not be consummated, or, if consummated, that the anticipated benefits thereof may not be realized and that we encounter difficulties in integrating and operating such acquired companies, or that matters related to an acquired business (including operating results or liabilities or contingencies) may have a negative effect on us or our securities or ability to implement our business strategy, including that any such transaction may be dilutive or have other negative consequences to us and our value or the trading prices of its securities;

- risks associated with cybersecurity and technology, including attempts by third parties to defeat our security measures and those of our business partners, and the loss of confidential information and other business disruptions;

- the possibility that new investors in any future financing transactions could gain rights, preferences and privileges senior to those of our existing stockholders;

- the possibility that building products distribution industry demand may soften or shift substantially due to cyclicality or seasonality or dependence on general economic and political conditions, including inflation or deflation, interest rates, governmental subsidies or incentives, consumer confidence, labor and supply shortages, weather and commodity prices;

- the possibility that regional or global barriers to trade or a global trade war could increase the cost of products in the building products distribution industry, which could adversely impact the competitiveness of such products and the financial results of businesses in the industry;

- risks associated with periodic litigation, regulatory proceedings and enforcement actions, which may adversely affect our business and financial performance;

- uncertainties regarding general economic, business, competitive, legal, regulatory, tax and geopolitical conditions; and

- other factors, including those set forth in our filings with the SEC, including our Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and subsequent Quarterly Reports on Form 10-Q.

You should not rely on forward-looking statements as predictions of future events, and you should understand that these statements are not guarantees of performance or results, and our actual results could differ materially from those expressed in the forward-looking statements due to a variety of factors. We have based the forward-looking statements contained in this Proxy Statement primarily on our current assumptions, expectations and projections about future events and trends that we believe may affect our business, financial condition, and results of operations. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Proxy Statement. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

Forward-looking statements herein speak only as of the date each statement is made. The company undertakes no obligation to update any of these statements in light of new information or future events, except to the extent required by applicable law.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended: **December 31, 2023**

or

☐ **TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number: **001-38063**

SILVERSUN TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	**16-1633636**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

120 Eagle Rock Ave
East Hanover, NJ 07936
(Address of principal executive offices)

(973) 396-1720
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
Common Stock, par value $0.00001 per share	**SSNT**	**The NASDAQ Capital Market**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See definition of "large accelerated filer," accelerated filer" "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☐   Accelerated filer ☐

Non-accelerated filer ☒   Smaller Reporting Company ☒

                                                            Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant on June 30, 2023 based on a closing price of $3.37 was $10,950,812.

As of March 13, 2024, the registrant had 5,315,581 shares of its common stock, par value $0.00001 per share, outstanding.

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Included in this Annual Report on Form 10-K are "forward-looking" statements, as well as historical information. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot assure you that the expectations reflected in these forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in forward-looking statements as a result of certain factors, including matters described in the section titled "Risk Factors." Forward-looking statements include those that use forward-looking terminology, such as the words "anticipate," "believe," "estimate," "expect," "intend," "may," "project," "plan," "will," "shall," "should," and similar expressions, including when used in the negative. Although we believe that the expectations reflected in these forward-looking statements are reasonable and achievable, these statements involve risks and uncertainties and we cannot assure you that actual results will be consistent with these forward-looking statements. We undertake no obligation to update or revise these forward-looking statements, whether to reflect events or circumstances after the date initially filed or published, to reflect the occurrence of unanticipated events or otherwise.

We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. The uncertainty on the economy continues to create uncertainty for the Company in the coming months and quarters. While our Company has not been significantly impacted because of this uncertainty, the potential negative impact on our business, in the future, is impossible to determine at this point, although it is likely that we could suffer negative consequences as many companies go out of business or decrease their technology spending. As such, we need to rely on our own limited resources to weather any economic downturn. Management will continue to monitor developments, explore various cost-cutting measures, and explore other sources of funding, but there is no guarantee we will be successful in doing so. The uncertainty could adversely affect us, our customers, counterparties, employees, and third-party service providers, and the ultimate extent of the impacts on our business, financial position, results of operations, liquidity and prospects are uncertain It is not possible for us to predict all of those risks, nor can we assess the impact of all of those risks on our business or the extent to which any factor may cause actual results to differ materially from those contained in any forward-looking statement. The forward-looking statements in this Annual Report on Form 10-K are based on assumptions management believes are reasonable. However, due to the uncertainties associated with forward-looking statements, you should not place undue reliance on any forward-looking statements. Further, forward-looking statements speak only as of the date they are made, and unless required by law, we expressly disclaim any obligation or undertaking to publicly update any of them in light of new information, future events, or otherwise.

From time to time, forward-looking statements also are included in our other periodic reports on Forms 10-Q and 8-K, in our press releases, in our presentations, on our website and in other materials released to the public. Any or all of the forward-looking statements included in this Annual Report on Form 10-K and in any other reports or public statements made by us are not guarantees of future performance and may turn out to be inaccurate. These forward-looking statements represent our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors. Many of those factors are outside of our control and could cause actual results to differ materially from the results expressed or implied by those forward-looking statements. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than we have described. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report on Form 10-K. All subsequent written and oral forward-looking statements concerning other matters addressed in this Annual Report on Form 10-K and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this Annual Report on Form 10-K.

Except to the extent required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, a change in events, conditions, circumstances or assumptions underlying such statements, or otherwise.

For discussion of factors that we believe could cause our actual results to differ materially from expected and historical results see "Item 1A - Risk Factors" below.

In this Annual Report on Form 10-K, unless otherwise indicated or the context otherwise requires, "SilverSun", the "Company", "we", "us" or "our" refer to SilverSun Technologies, Inc., a Delaware corporation, and its subsidiaries.

PART I

Item 1. Business Overview

The Company is engaged in providing transformational business management applications and technologies and professional consulting services to small and medium size companies, primarily in the manufacturing, distribution and service industries.

We are executing a multi-pronged business strategy centered on cloud-based products, services, recurring revenue, customer retention and on rapidly increasing the size of our installed customer base. The growth of our customer base is accomplished via both our traditional marketing programs and acquisitions. After a customer is secured, our strategy is to up-sell and cross-sell, providing the customer with advanced technologies and third-party add-ons that help them digitally transform their business. These add-on products could include application hosting, cybersecurity, warehouse management, human capital management, payment automation, sales tax compliance or any number of other products or services that we represent. Many of these incremental products and services are billed on a subscription basis, often paying monthly for the service, which increases our monthly recurring revenue ("MRR"). This strategy increases the average revenue per customer, which facilitates our continued growth, and reduces our cost of customer acquisition, which enhances our profitability profile.

As a business application, technology and consulting company, we provide strategies and solutions to meet our clients' information, technology and business management needs. Our services and technologies enable customers to manage, protect and monetize their enterprise assets whether on-premise or in the cloud. As a value-added reseller of business application software, we offer solutions for accounting and business management, financial reporting, Enterprise Resource Planning ("ERP"), Human Capital Management ("HCM"), Warehouse Management Systems ("WMS"), Customer Relationship Management ("CRM"), and Business Intelligence ("BI"). Additionally, we have our own development staff building software solutions for various ERP enhancements. Our value-added services focus on consulting and professional services, specialized programming, training, and technical support. We have a dedicated Information Technology ("IT") managed services practice that provides cybersecurity, application hosting, disaster recovery, business continuity, cloud and other services. Our customers are nationwide, with concentrations in the New York/New Jersey metropolitan area, Arizona, Connecticut, Southern California, North Carolina, Washington, Oregon and Illinois.

Our core business is divided into the following practice areas:

ERP (Enterprise Resource Management) and Accounting Software

We are a value-added reseller for a number of industry-leading ERP applications. We are a Sage Software Authorized Business Partner and Sage Certified Gold Development Partner. We believe we are among the largest Sage partners in North America, with a sales and implementation presence complemented by a scalable software development practice for customizations and enhancements. Due to the growing demand for cloud-based ERP solutions, we also have in our ERP portfolio Acumatica, a browser-based ERP solution that can be offered on premise, in the public cloud, or in a private cloud, and Sage Intacct, a cloud-based ERP software solution. We develop and resell a variety of add-on solutions to all our ERP and accounting packages that help customize the installation to our customers' needs and streamline their operations.

Value-Added Services for ERP

We go beyond simply reselling software packages; we have a consulting and professional services organization that manages the process as we move from the sales stage into implementation, go live, and production. We work inside our customers' organizations to ensure all software and IT solutions are enhancing their business needs. A significant portion of our services revenue comes from continuing to work with existing customers as their business needs change, upgrading from one version of software to another, or providing additional software solutions to help them manage their business and grow their revenue. We have a dedicated help desk team that fields hundreds of calls every week. Our custom programming department builds specialized software packages as well as "off the shelf" enhancements and time and billing software.

Network and Managed Services

We provide comprehensive IT network and managed services designed to eliminate the IT concerns of our customers. Businesses can focus on their core strengths rather than technology issues. We adapt our solutions for virtually any type of business from product and service providers to small businesses with local customers. Our business continuity services provide automatic on-site and off-site backups, complete encryption, and automatic failure testing. We also provide application hosting, IT consulting and managed network services.

Industry Overview

As a value-added reseller of business application software, we offer solutions for accounting and business management, financial reporting, managed services, ERP, HCM, WMS, CRM, and BI. Additionally, we have our own development staff building software solutions for various ERP enhancements. Our value-added services focus on consulting and professional services, specialized programming, training, and technical support. The majority of our customers are small and medium businesses ("SMBs").

Potential Competitive Strengths

- Independent Software Vendor. As an independent software vendor we have published integrations between ERPs and third-party products which differentiates us from other business application providers because, as a value-added reseller of the ERPs that our proprietary products integrate with, we have specific software solution expertise in the ERPs we resell, which ensures that our products tightly integrate with the ERPs. We own the intellectual property related to these integrations and sell the solutions both directly and through other software resellers within the Sage network.

- Sage Certified Gold Development Partner. As a Sage Certified Gold Development Partner, we are licensed to customize the source code of the Sage ERPs. Very few resellers are master developers, and in fact, we provide custom programming services for many other resellers. We have full-time programmers on staff, which provides us with a depth and breadth of expertise that we believe very few competitors can match.

- Ability to Recruit, Manage and Retain Quality Personnel. We have a track record of recruiting, managing and retaining skilled labor and our ability to do so represents an important advantage in an industry in which a shortage of skilled labor is often a key limitation for both clients and competitors alike. We recruit skilled labor from competitors and from amongst end users with experience using the various products we sell, whom we then train as consultants. We believe our ability to hire, manage and maintain skilled labor gives us an edge over our competitors as we continue to grow.

- Combination of Hardware/Software Expertise. Many competitors have software solution expertise. Others have network/hardware expertise. We believe we are among the very few organizations with an expertise in both software and hardware, affording us the opportunity to provide turnkey solutions for our customers without the need to bring in additional vendors on a project.

- Technical Expertise. Our geographical reach and substantial technical capabilities afford our clients the ability to customize and tailor solutions to satisfy all of their business needs.

Our Growth Strategy

General

Our strategy is to grow our business through a combination of organic growth of our software applications, technology solutions and managed services, as well as expansion through acquisitions. We have established a national presence via our internal marketing, sales programs, and acquisitions and now have ERP customers throughout most of the United States.

Organic Growth

Our organic growth strategy is to increase our market penetration and client retention through the upgrade of, and expanded sales efforts with our existing products and managed services and development of new and enhanced software and technology solutions. Our client retention is sustained by our providing responsive, ongoing software and technical support and monitoring and maintenance services for both the solutions we sell and other client technology needs we provide.

Repeat business from our existing customer base has been key to our success and we expect it will continue to play a vital role in our growth. We focus on nurturing long-standing relationships with existing customers while also establishing relationships with new customers.

Acquisitions

The markets in which we provide our services are occupied by a large number of competitors, many substantially larger than us, and with significantly greater resources and geographic reach. We believe that to remain competitive, we need to take advantage of acquisition opportunities that arise which may help us achieve greater geographic presence and economies both within our existing footprint and expanded territories. We may also utilize acquisitions, whenever appropriate, to expand our technological capabilities and product offerings. We focus on acquisitions that are profitable and fit seamlessly with our existing operations.

We believe our markets contain a number of attractive acquisition candidates. We foresee expanding through acquisitions of one or more of the following types of software and technology organizations:

Managed Service Providers ("MSPs"). MSPs provide their small and medium-sized business clients with a suite of services, which may include application hosting, cybersecurity, disaster recovery, business continuity, data back-up, and the like. There are hundreds of providers of such services in the U.S., most with annual recurring revenue of less than $10 million. We believe that we may be able to consolidate a number of these MSPs with our existing operation in an effort to become one of the more significant providers of these services in the U.S.

Independent Software Vendors ("ISVs"). ISVs are publishers of both stand-alone software solutions and integrations that integrate with other third-party products. Our interest lies with ISVs selling into the small and medium-sized business marketplace, providing applications addressing e-commerce, mobility, security, and other functionalities. Since we have expertise in both selling directly to end-users and selling through a sales channel, we believe we can significantly enhance the sales volume of any potential acquisition via our existing infrastructure, our sales channel, and our internal marketing programs. There are many ISVs in North America, constituting a large and significant target base for our acquisition efforts.

Value-Added Resellers ("VARs") of ERP, Human Capital Management ("HCM"), Warehouse Management Systems ("WMS"), CRM and BI Software. VAR's gross margins are a function of the sales volume they provide a publisher in a twelve (12) month period, and we are currently operating at the highest margins. Smaller resellers who sell less and operate at significantly lower margins, are at a competitive disadvantage to companies such as ours, and are often amenable to creating a liquidity event for themselves by selling to larger organizations. We have benefitted from completing such acquisitions in a number of ways, including but not limited to: (i) garnering new customers to whom we can upsell and cross-sell our broad range of products and services; (ii) gaining technical resources that enhance our capabilities; and (iii) extending our geographic reach.

Our business strategy provides that we will examine the potential acquisition of businesses within and outside our industry. In determining a suitable acquisition candidate, we will carefully analyze a target's potential to add to and complement our product mix, expand our existing revenue base, improve our margins, expand our geographic coverage, strengthen our management team, add technical resources and expertise, and, above all, improve stockholder returns. More specifically, we have identified the criteria listed below, by which we evaluate potential acquisition targets in an effort to gain the synergies necessary for successful growth of the Company:

- Access to new customers and geographic markets;

- Recurring revenue of the target;

- Opportunity to gain operating leverage and increased profit margins;

- Diversification of sales by customer and/or product;

- Improvements in product/service offerings; and

- Ability to attract public capital and increased investor interest.

We are unable to predict the nature, size or timing of any acquisition. We can give no assurance that we will reach agreement or procure the financial resources necessary to fund any acquisition, or that we will be able to successfully integrate or improve returns as a result of any such acquisition.

We continue to seek out and hold preliminary discussions with various acquisition candidates.

On April 1, 2021, SWK Technologies, Inc. ("SWK") acquired certain assets of CT-Solution, Inc. ("CTS"), a leading Indianapolis-based reseller of Sage Software solutions. Over the last 20 years, CTS has implemented technology applications at prominent manufacturers, distributors, and professional service organizations throughout the Midwest.

On May 1, 2021, SWK acquired certain assets of PeopleSense, Inc. ("PSI"), a leading Chicago-based reseller of Sage Software's human resource management solutions. Over the last 18 years, PSI has implemented HCM solutions to clientele spanning over half of the United States, Canada, Puerto Rico and the U.S. Virgin Islands.

On January 1, 2022, the Company entered into an Asset Purchase Agreement with Dynamic Tech Services, Inc ("DTS"), a Georgia corporation pursuant to which SWK acquired from DTS certain assets related to the component of DTS' operations devoted to selling and supporting Acumatica Enterprise Resource Planning solutions.

On January 22, 2022, the Company entered into an agreement to acquire certain assets of NEO3, LLC ("NEO3"), an Ohio-based company related to its Sage 100 and Acumatica operations.

On November 13, 2023, SWK entered into an Asset Purchase Agreement with JCS Computer Resource Corporation ("JCS"), an Illinois corporation pursuant to which SWK acquired from JCS certain assets (the "*Acquired Assets*") related to the component of JCS' business devoted to being a value added reseller of Sage 100, Sage 50, and Quickbooks software, together with ancillary consulting services related thereto.

Enterprise Resource Planning Software Strategy

Our ERP software strategy is focused on serving the needs of our expansive installed base of customers for our Sage 100, Sage 500, and Sage BusinessWorks practices, while rapidly growing the number of customers using Acumatica. We currently have approximately 8,000 active ERP customers using one of these solutions, including customers using certain add-on support products to these solutions. In the past, we had focused primarily on on-premise mid-market Sage Software solutions. However, we now focus primarily on cloud ERP solutions. This has allowed us to increase our average deal size and to keep pace with the changing trends that we see in the industry.

Managed Services Strategy

The IT Managed Services market is broadly segmented by types of services, including managed datacenter, managed network, managed mobility, managed infrastructure, managed communications, managed information, managed security and other managed services. In addition, the market is segmented by market verticals, such as public sector, banking, financial services and insurance, education, retail, contact centers and service industries, high tech and telecommunications, healthcare and pharmaceuticals, travel and logistics, manufacturing, energy and utilities among others.

The recent trend in the industry shows that there is a high demand for managed services across every industry vertical. The implementation of managed services can reduce IT costs by 30% to 40% in such enterprises. This enables organizations to have flexibility and technical advantage. Enterprises having their services outsourced look forward to risk sharing and to reduce their IT costs and IT commitments, so that they can concentrate on their core competencies. Organizations implementing managed services have reported almost a 50% to 60% increase in the operational efficiency of their outsourced processes. Enterprises have accepted outsourcing services as a means to enable them to reduce their capital expenditures (CapEx) and free up internal sources. Newer managed services that penetrate almost all the industry domains, along with aggressive pricing in services, are being offered. This results in an increase in the overall revenues of the managed services market. With increasing technological advancements and the cost challenges associated with having the IT services in-house, we believe the future seems optimistic for managed services providers.

Our strategy is to continue to expand our product offerings to the small and medium sized business marketplace, and to increase our scale and capabilities via acquisition throughout the United States, but initially in those regions where we currently have existing offices.

Geographic Expansion

Generally, our technology offerings require some on-premise implementation and support. When we expand into new geographic territories, we prefer to find qualified personnel in an area to augment our current staff of consultants to service our business. The need for hands-on implementation and support may also require investment in additional physical offices and other overhead. We believe our approach is conservative.

We may accelerate expansion if we find complementary businesses that we are able to acquire in other regions. Our marketing efforts to expand into new territories have included attendance at trade shows in addition to personal contact.

Our Products and Services

Enterprise Resource Planning Software

Substantially all our initial sales of ERP financial accounting solutions consist of pre-packaged software and associated services to customers in the United States.

The Company resells ERP software published by Sage Software, including Sage Intacct, Acumatica and other providers for the financial accounting requirements of small- and medium-sized businesses focused on manufacturing, distribution, and professional services, and the delivery of related services from the sales of these products, including installation, implementation, support and training. The programs perform and support a wide variety of functions related to accounting, including financial reporting, accounts payable and accounts receivable, and inventory management.

We provide end-user technical support services through our support/help desk. Our product and technology consultants assist customers calling with questions about product features, functions, usability issues, and configurations. The support/help desk offers services in a variety of ways, including prepaid services, time and materials billed as utilized and annual support contracts. Customers can communicate with the support/help desk through e-mail, telephone, and fax channels. Standard support/help desk services are offered during normal business hours five (5) days per week.

Warehouse Management Systems

We are resellers of warehouse management software for mid-market distributors. The primary purpose of a WMS is to control the movement and storage of materials within an operation and process the associated transactions. Directed picking, directed replenishment, and directed put-away are the key to WMS. The detailed setup and processing within a WMS can vary significantly from one software vendor to another. However, the basic WMS will use a combination of item, location, quantity, unit of measure, and order information to determine where to stock, where to pick, and in what sequence to perform these operations.

The WMS software improves accuracy and efficiency, streamlines materials handling, meets retail compliance requirements, and refines inventory control. Accellos also works as part of a complete operational solution by integrating seamlessly with radio frequency hardware, accounting software, shipping systems and warehouse automation equipment.

We market WMS solutions to both our new and existing medium-sized business customers.

IT Managed Network Services and Business Consulting

We provide IT managed services, cybersecurity, business continuity, disaster recovery, data back-up, network maintenance and service upgrades for our business clients. We are a Microsoft Solutions Provider. Our staff includes engineers who maintain certifications from Microsoft and Sage Software. They are Microsoft Certified Systems Engineers and Microsoft Certified Professionals, and they provide a host of services for our clients, including remote network monitoring, server implementation, support and assistance, operation and maintenance of large central systems, technical design of network infrastructure, technical troubleshooting for large scale problems, network and server security, and backup, archiving, and storage of data from servers. There are numerous competitors, both larger and smaller, nationally and locally, with whom we compete in this market.

Cybersecurity

We provide enterprise level security services to the mid-market. Our cybersecurity-as-a-service offering includes a security operations center, incident response, cybersecurity assessments, penetration testing, and hacking simulations. The service is particularly well-suited for customers in compliance-driven and regulated industries, including financial services, pension administration, insurance, and the land and title sector.

Application Hosting

We provide hosting services to customers located throughout the country within our own data centers.

Product Development

We are continually looking to improve and develop new products. Our product initiatives include various new product offerings, which generally are extensions of existing products. We are using a dual-shore development approach to keep product development costs at a minimum. All our product development is led by U.S. based employees. The project leaders are technical resources who are involved in developing technical specifications, design decisions, usability testing, and transferring the project knowledge to our offshore development team. Several times per week, the product development leadership team meets with our project leaders and development teams to discuss project status, development obstacles, and project timelines.

Arrangements with Principal Suppliers

Our revenues are primarily derived from the resale of vendor software products and services. These resales are made pursuant to channel sales agreements whereby we are granted authority to purchase and resell the vendor products and services. Under these agreements, we either resell software directly to our customers or act as a sales agent for various vendors and receive commissions for our sales efforts.

We are required to enter into an annual Channel Partner Agreement with Sage Software whereby Sage Software appoints us as a non-exclusive partner to market, distribute, and support Sage 100, Sage 500, and Sage Intacct. The Channel Partner Agreement is for a one-year term, and automatically renews for an additional one-year term on the anniversary of the agreement's effective date. These agreements authorize us to sell these software products to customers in the United States. There are no clauses in this agreement that limit or restrict the services that we can offer to customers. We also operate a Sage Software Authorized Training Center Agreement and are party to a Master Developers Program License Agreement.

For the years ended December 31, 2023 and 2022, purchases from one supplier through a "channel partner" agreement were approximately 16% and 15% respectively. This channel partner agreement is for a one-year term and automatically renews for an additional one-year term on the anniversary of the agreements effective date. Generally, the Company does not rely on any one specific supplier for all its purchases and maintains relationships with other suppliers that could replace its existing supplier should the need arise.

Customers

We market our products primarily throughout North America. For the years ended December 31, 2023 and 2022, the top ten customers accounted for 9% ($4,869,634) and 7% ($3,147,258), respectively, of total revenues. Generally, we do not rely on any one specific customer for any significant portion of our revenue base. No single customer accounted for ten percent or more of our consolidated revenues base.

Intellectual Property

We regard our technology and other proprietary rights as essential to our business. We rely on copyright, trade secret, confidentiality procedures, contract provisions, and trademark law to protect our technology and intellectual property. We have also entered into confidentiality agreements with our consultants and corporate partners and intend to control access to, and distribution of our products, documentation, and other proprietary information.

Competition

Our markets are highly fragmented, and the business is characterized by a large number of participants, including several large companies, as well significant number of small, privately-held, local competitors. A significant portion of our revenue is currently derived from requests for proposals ("RFPs") and price is often an important factor in awarding such agreements. Accordingly, our competitors may underbid us if they elect to price their services aggressively to procure such business. Our competitors may also develop the expertise, experience and resources to provide services that are equal or superior in both price and quality to our services, and we may not be able to enhance our competitive position. The principal competitive factors for our professional services include geographic presence, breadth of service offerings, technical skills, quality of service and industry reputation. We believe we compete favorably with our competitors on the basis of these factors.

Human Capital

As of January 31, 2024, we had approximately 195 full time employees with 48 of our employees engaged in sales and marketing activities, 108 employees engaged in service fulfillment, and 39 employees performing administrative functions. SilverSun's future success depends in significant part upon the continued services of its key sales, technical, and senior management personnel and its ability to attract and retain highly qualified sales, technical, and managerial personnel. None of SilverSun's employees are represented by a collective bargaining agreement and SilverSun Holdings has never experienced a work stoppage.

Human capital management is critical to our ongoing business success, which requires investing in our people. Our aim is to create a highly engaged and motivated workforce where employees are inspired by leadership, engaged in purpose-driven, meaningful work and have opportunities for growth and development. We are committed to creating and maintaining a work environment in which employees are treated with respect and dignity. We value our diverse employees and provide career and professional development opportunities that foster the success of our company. An effective approach to human capital management requires that we invest in talent, development, culture and employee engagement. We aim to create an environment where our employees are encouraged to make positive contributions and fulfill their potential. We emphasize our core values of innovation, encouragement, motivation, and curiosity with our employees to instill our culture and create an environment of growth and positivity.

Our Corporate History

We were incorporated on October 3, 2002, as a wholly owned subsidiary of iVoice, Inc. ("iVoice"). On September 5, 2005, we changed our corporate name to Trey Resources, Inc. On February 11, 2004, the Company was spun off from iVoice and became an independent publicly traded company. In March 2004, Trey Resources, Inc. began trading on the OTCBB under the symbol TYRIA.OB. In June 2011, we changed our name to SilverSun Technologies, Inc., trading under the symbol SSNT.

Prior to June 2004, we were engaged in the design, manufacture, and marketing of specialized telecommunication equipment. On June 2, 2004, our wholly owned subsidiary, SWK Technologies, Inc. ("SWK") completed its acquisition of SWK, Inc.

On June 2, 2006, SWK completed the acquisition of certain assets of AMP-Best Consulting, Inc. ("AMP") of Syracuse, New York. AMP is an information technology company and value-added reseller of licensed ERP software published by Sage Software. AMP sold services and products to various end users, manufacturers, wholesalers and distribution industry clients located throughout the United States, with special emphasis on companies located in the upstate New York region.

During 2011, SWK acquired Sage's Software's customer accounts in connection with IncorTech, LLC ("IncorTech"), a Southern California-based Sage business partner. This transaction increased our geographical influence in Southern California for the sale and support of our MAPADOC integrated EDI solution and the marketing of our Sage EM (formerly Sage ERP X3) to both former IncorTech customers as well as new consumers. IncorTech had previously provided professional accounting, technology, and business consulting services to over 300 clients.

In June 2012, SWK acquired selected assets and obligations of Hightower, Inc., a Chicago-based reseller of Sage software applications. In addition to the strategic geographic benefits that this acquisition brought to SWK, there was also a substantial suite of proprietary enhancement software solutions.

In May 2014, we completed the purchase of selected assets of ESC Software ("ESC"), a leading Arizona-based reseller of Sage Software and Acumatica applications. Founded in 2000, ESC has implemented technology solutions at prominent companies throughout the Southwest. In addition to the strategic benefits of this acquisition, it has given us additional annual revenues, approximately 300 additional Sage Software ERP customers and affords us market penetration in the Southwest.

On March 11, 2015, SWK entered into an Asset Purchase Agreement with 2000 SOFT, Inc. d/b/a Accounting Technology Resource ("ATR"), a California corporation. In addition to the strategic geographic benefits of this acquisition, it has provided additional revenues from the approximately 250 additional customers.

On July 6, 2015, SWK entered into an Asset Purchase Agreement with Productive Tech, Inc. ("PTI"), a New Jersey managed IT service provider. corporation. In addition to the strategic geographic benefits of this acquisition, it has provided additional revenues from the approximately 85 additional customers.

On October 1, 2015, SWK entered into an Asset Purchase Agreement with The Macabe Associates, Inc., ("Macabe") a Washington based reseller of Sage Software and Acumatica applications. In addition to the strategic geographic benefits of this acquisition, it has provided additional revenues from the approximately 180 additional customers.

On October 19, 2015, SWK entered into an Asset Purchase Agreement with Oates & Company, ("Oates") a North Carolina reseller of Sage Software applications. In addition to the strategic geographic benefits of this acquisition, it has provided additional revenues from the approximately 185 additional customers.

On May 31, 2018, SWK entered into an Asset Purchase Agreement with Info Sys Management, Inc., ("ISM") an Oregon based reseller of Sage Software and Acumatica applications. In addition to the strategic geographic benefits of this acquisition, it has provided additional revenues from the approximately 700 additional customers.

In May 2018, the Company formed a wholly owned subsidiary, Secure Cloud Services, Inc. ("SCS"), a Nevada corporation, for the purpose of providing application hosting services. On May 31, 2018, Secure Cloud Services entered into an Asset Purchase Agreement with Nellnube, Inc. ("Nellnube") an Oregon based application hosting provider.

In May 2018, the Company formed a wholly owned subsidiary, Critical Cyber Defense Corp. ("CCDC"), a Nevada corporation, for the purpose of providing cyber defense products and services.

On January 1, 2019, SWK entered into an Asset Purchase Agreement with Partners in Technology, Inc.("PIT"), an Illinois based reseller of Sage Software. In addition to the strategic geographic benefits of this acquisition, it has provided additional revenues from the approximately 170 additional customers.

On August 26, 2019 SWK entered into and closed that certain Asset Purchase Agreement (the "MAPADOC Asset Purchase Agreement") by and among the Company, SPS Commerce, Inc., as buyer ("SPS"), and SWK as seller, pursuant to which SPS agreed to acquire from SWK substantially all of the assets related to the MAPADOC business.

On July 31, 2020, the Company entered into an Asset Agreement to acquire certain assets of Prairie Technology Solutions Group, LLC, ("PT"), a Chicago-based managed services provider ("MSP") which provides managed IT services, cybersecurity, and business continuity and disaster recovery services for small and medium-sized businesses pursuant to an Asset Agreement. This acquisition will help us in our plans to expand our MSP business to other regions where we currently have significant numbers of customers from our other technology businesses, including Phoenix, Southern California, the Pacific Northwest, and North Carolina.

On October 1, 2020, the Company acquired certain assets of Computer Management Services, LLC ("CMS") pursuant to an Asset Purchase Agreement. CMS is in the business of selling and supporting enterprise resource planning and similar software for small and middle market companies. In addition to the strategic geographic benefits of this acquisition, it has provided additional revenues from its additional customers.

On December 1, 2020, the Company acquired certain assets of a company d/b/a Business Software Solutions ("BSS") pursuant to an Asset Purchase Agreement. BSS is an Oregon based reseller of Sage Software and Acumatica applications. In addition to the strategic geographic benefits of this acquisition, it has provided additional revenues from its additional customers.

On April 1, 2021, SWK acquired certain assets of CT-Solution, Inc. ("CTS"), a leading Indianapolis-based reseller of Sage Software solutions. Over the last 20 years, CT-Solution has implemented technology applications at prominent manufacturers, distributors, and professional service organizations throughout the Midwest.

On May 1, 2021, SWK acquired certain assets of PeopleSense, Inc. ("PSI"), a leading Chicago-based reseller of Sage Software's human resource management solutions. Over the last 18 years, PeopleSense has implemented HCM solutions to clientele spanning over half of the United States, Canada, Puerto Rico and the U.S. Virgin Islands.

On November 10, 2021, SWK entered into an asset purchase agreement (the "Asset Purchase Agreement") with Net@Work, Inc. ("NAW") pursuant to which NAW acquired from SWK certain assets related to the component of SWK's business devoted to selling and supporting the Sage X3 software application published by Sage Software, Inc. for small and middle market companies in North America.

On January 1, 2022, SWK entered into an Asset Purchase Agreement with Dynamic Tech Services, Inc (DTS), a Georgia corporation ("DTS") pursuant to which SWK acquired from DTS certain assets related to the component of DTS' operations devoted to selling and supporting Acumatica Cloud Enterprise Resource Planning solutions.

On January 22, 2022, entered into an agreement to acquire certain assets of NEO3, LLC ("NEO3"), an Ohio-based company related to its Sage 100 and Acumatica operations.

On November 13, 2023, SWK entered into an Asset Purchase Agreement with JCS Computer Resource Corporation ("JCS"), an Illinois corporation pursuant to which SWK acquired from JCS certain assets (the "*Acquired Assets*") related to the component of JCS' business devoted to being a value-added reseller of Sage 100, Sage 50, and QuickBooks software, together with ancillary consulting services related thereto.

Recent Events - Rhodium

On September 29, 2022, SilverSun entered into a definitive agreement and plan of merger (the "*Rhodium Merger Agreement*") by and among SilverSun, Rhodium Enterprises Acquisition Corp, Rhodium Enterprises Acquisition LLC and Rhodium Enterprises, Inc., an industrial-scale digital asset technology company utilizing proprietary technologies to mine bitcoin. On October 13, 2023, SilverSun terminated the Rhodium Merger Agreement.

Recent Events - Jacobs Private Equity II, LLC ("JPE")

On December 3, 2023, SilverSun entered into an Investment Agreement (as it may be amended or supplemented, the "*Investment Agreement*"), with Jacobs Private Equity II, LLC, a Delaware limited liability company ("*JPE*"), and the other investors party thereto (the "*Other Investors*," and together with JPE, the "*Investors*"), providing for an aggregate investment by the Investors of $1,000,000,000 in cash in SilverSun, including $900,000,000 from JPE (the "*Equity Investment*"). The Investment Agreement has been unanimously approved by the SilverSun board of directors. Following the closing (the "*Closing*") of the Equity Investment (together with all of the other transactions contemplated by the Investment Agreement), JPE will become the controlling stockholder of SilverSun, and Brad Jacobs, the Managing Member of JPE, will become Chairman of the SilverSun board of directors and Chief Executive Officer of SilverSun.

Following the Closing, SilverSun intends to pursue a business strategy of creating a tech-forward leader in the building products distribution industry. After spinning off the existing SilverSun business as described below, the remaining company, which will be renamed QXO, Inc., will be a standalone platform for acquisitions and operations in the building products distribution industry.

At least two days prior to the Closing, SilverSun will amend and restate its certificate of incorporation (the "*Charter Amendment*") or the "Fifth Amended and Restated Certificate of Incorporation") to, among other things, effect an 8:1 reverse stock split (the "*Reverse Stock Split*") with respect to SilverSun's common stock, par value $0.00001 per share ("*SilverSun common stock*"). Upon the Closing and giving effect to the Reverse Stock Split, SilverSun will issue to the Investors, in the aggregate: (a) 1,000,000 shares of Convertible Perpetual Preferred Stock of SilverSun (the "*Convertible Preferred Stock*") that, in the aggregate, will be convertible into approximately 219 million shares of SilverSun common stock at an initial conversion price of $4.566 per share (equivalent to $0.571 per share pre-Reverse Stock Split), subject to customary anti-dilution adjustments; and (b) warrants to purchase an additional approximately 219 million shares of SilverSun common stock (the "*Warrants*," and together with the Convertible Preferred Stock, the "*Securities*") at initial exercise prices of $4.566 per share (equivalent to $0.571 per share pre-Reverse Stock Split) with respect to 50% of the Warrants, $6.849 per share (equivalent to $0.856 per share pre-Reverse Stock Split) with respect to 25% of the Warrants, and $13.698 per share (equivalent to $1.712 per share pre-Reverse Stock Split) with respect to the remaining 25% of the Warrants, in each case subject to customary anti-dilution adjustments. Following the Closing, the Investors will own approximately 99.85% of SilverSun common stock on an as-converted, as-exercised basis.

The Convertible Preferred Stock will pay quarterly cash dividends equal to the greater of (a) the as-converted dividends on the underlying Company common stock for the relevant quarter and (b) 9% of the then-applicable liquidation preference per annum. Accrued and unpaid dividends for any quarter will accrete to liquidation preference for all purposes. The Convertible Preferred Stock will not be redeemable and will vote together with the Company's common stock on an as-converted basis on all matters, except as otherwise required by law, and separately as a class with respect to certain matters implicating the rights of holders of shares of Convertible Preferred Stock. The terms of the Convertible Preferred Stock are more fully set forth in Exhibit A to the Investment Agreement filed herewith.

Each Warrant will initially be exercisable at any time and from time to time from the closing date until the tenth anniversary of the Closing date, at the option of the holder thereof, into one share of Company common stock at the exercise prices described above, subject to customary anti-dilution adjustments. The terms of the Warrants are more fully set forth in Exhibit B to the Investment Agreement that was filed as Exhibit 2.1 to our Form 8-K filed with the SEC on December 4, 2023.

Under the terms of the Investment Agreement, SilverSun will, six days after the Closing (the "*Distribution Date*"), separate the existing SilverSun business (the "*Separation*") into SilverSun Technologies Holdings, Inc., a Nevada corporation and currently a wholly owned subsidiary of the Company ("*SilverSun Holdings*" or "*SpinCo*"), and distribute all of the shares of SilverSun Holdings (the "*Distribution*") to the stockholders of SilverSun as of the close of business on a record date that is expected to be one day prior to the date of closing (the "*Record Date*") (collectively, the "*Spin-Off*") in accordance with a separation and distribution agreement to be executed between SilverSun and SilverSun Technologies Holdings on or prior to the Distribution Date (the "*Separation Agreement*"). Upon completion of the Distribution, each SilverSun stockholder as of the Record Date will receive eight shares of common stock, par value $0.00001 per share, of SilverSun Holdings ("*SilverSun Holdings common stock*"), for every share of SilverSun common stock held as of the close of business on the Record Date. SilverSun Holdings common stock will be issued in book-entry form only, which means that no physical share certificates will be issued. No fractional shares of SilverSun Holdings common stock will be issued.

Also pursuant to the Investment Agreement and the Separation Agreement, SilverSun will declare a $2.5 million aggregate cash dividend to its stockholders of record as of the Record Date (the "*Dividend*"). The Dividend will be paid on the Distribution Date from proceeds received by SilverSun from the Equity Investment.

The Charter Amendment and the transactions contemplated by the Investment Agreement (including the issuance and sale to the Investors of the Securities), among other matters, were submitted for approval at the Special Meeting of the stockholders of SilverSun held at 9:00 A.M.EST on March 14, 2024 (the "*Special Meeting*") as discussed in the definitive proxy statement of SilverSun dated February 13, 2024 and were approved at the Special Meeting. As a result of the approval of the proposals set forth in such definitive proxy statement and subject to the closing under the Investment Agreement, eligible shareholders do not need to take any action to receive their shares of SilverSun Holdings common stock in connection with the Distribution. It is expected that their shares of SilverSun Holdings common stock will trade on the OTCQX tier of OTC Markets and that their shares of SilverSun common stock will continue to trade on The Nasdaq Capital Market. Shortly after the Closing, SilverSun is expected to change its name to QXO, Inc. Once renamed, SilverSun is expected to change the ticker symbol of its common stock to "QXO." Until such time, SilverSun will continue to trade on The Nasdaq Capital Market under the symbol "SSNT."

Following the Distribution, SilverSun Holdings will operate through its direct subsidiaries SWK, SCS and CCDC and conduct the business conducted by SilverSun prior to the Distribution and the Closing under the Investment Agreement.

One day prior to the date of the Distribution, SilverSun and SilverSun Holdings will enter into an Employee Matters Agreement (the "*Employee Matters Agreement*"). The Employee Matters Agreement sets forth the terms and conditions of certain employment, compensation and benefit matters related to the Distribution beyond those covered by the Separation Agreement.

One day prior to the date of the Distribution, SilverSun and SilverSun Holdings will also enter into a Tax Matters Agreement (the "*Tax Matters Agreement*"). The Tax Matters Agreement will govern the respective rights, responsibilities and obligations of SilverSun and SilverSun Holdings after the Distribution with respect to tax liabilities and benefits, tax attributes, certain indemnification rights with respect to tax matters, the preparation and filing of tax returns, the control of audits and other tax proceedings, the intended federal income tax characterization of the Separation and the Distribution and the agreed-upon reporting thereof and certain other tax matters.

The Distribution will have tax consequences to SilverSun and the SilverSun stockholders that receive shares of SilverSun Holdings in the Distribution.

Following the Spin-Off, the Company's current executive officers and directors, including Mark Meller, SilverSun's chief executive officer, are expected to continue in their current roles at SilverSun Holdings and its subsidiaries. SilverSun Holdings will apply for the public quotation of its shares on the OTCQX tier of OTC Markets, which shares will be registered pursuant to a Form 10 registration statement that has been filed with the U.S. Securities and Exchange Commission (the "SEC").

The Investment Agreement and the transactions contemplated by the Investment Agreement have been approved by SilverSun's board of directors. The approval of the Equity Investment, the Fifth Amended and Restated Certificate of Incorporation (including the 8:1 reverse stock split contemplated therein) and the equity incentive plan proposed by JPE were approved by the stockholders at the Special Meeting. The transactions are also subject to the receipt of necessary antitrust approvals and the satisfaction of other customary closing conditions.

Following the Closing of the Equity Investment, the board of directors of SilverSun will be reconstituted such that (a) the number of seats on the board of directors will be as directed by JPE, (b) each of such directors (including Mr. Jacobs) will be individuals designated by JPE, (c) each standing committee of the board of directors of the Company will be reconstituted in a manner designated by JPE and (d) Mr. Jacobs will be appointed as the Chairman of the Board of Directors of SilverSun and Chief Executive Officer of SilverSun. For information regarding the expected terms of Mr. Jacobs engagement, see "*Jacobs Employment Agreement*."

In addition, the current executive officers of SilverSun will resign and new officers designated by JPE will be appointed, and SilverSun will change its name and trading symbol as determined by JPE.

Under the Investment Agreement, between signing and Closing, the Company will cooperate with JPE in JPE's efforts for the Company to consummate an acquisition of one or more businesses selected by JPE, the consummation of which will not occur until the closing of the Spin-Off. Such cooperation by the Company will include signing any definitive agreements with respect to such acquisition so long as the closing thereunder does not occur until the Closing. JPE will pay for the expenses of this cooperation until the closing of the Spin-Off, at which point the Company will reimburse JPE for all such expenses (with the intention being that these expenses shall not reduce cash otherwise available to SilverSun Holdings).

If JPE consummates an acquisition of a business or businesses before the Closing, at the sole election of JPE, JPE may contribute such business or businesses to the Company and the Company will cooperate with JPE to effectuate any such contribution. As part of such contribution, the Company will issue to JPE (and as directed by JPE) shares of Convertible Preferred Stock and Warrants with a value equal to the amount paid by JPE to purchase such business or businesses contributed by JPE, based on the same per share of Convertible Preferred Stock/per Warrant prices set forth above, and in such case the portion of the purchase price otherwise payable by JPE to the Company will be reduced by the amount JPE paid for the contributed business or businesses.

Under the Investment Agreement, the Company will be subject to restrictions on its ability to solicit alternative acquisition proposals from third parties and to provide non-public information to and enter into discussions or negotiations with third parties regarding alternative acquisition proposals, subject to the exceptions set forth in the Investment Agreement. The Investment Agreement contains termination rights for both JPE and the Company, including, among others, for the Company if its board changes its recommendation to its stockholders of the Equity Investment in connection with a Superior Proposal (as defined in the Investment Agreement) to acquire the Company, and for JPE in the event of the Board changing its recommendation to its stockholders of the Equity Investment. Upon termination of the Investment Agreement in connection with a Superior Proposal and certain other circumstances described in the Investment Agreement, the Company may be obligated to pay JPE a termination fee of $600,000.

Under the Investment Agreement, JPE will be permitted to delay the Closing of the Equity Investment, on one or more occasions, to a date that does not exceed 12 months following the December 3, 2023 signing (subject to the continued satisfaction of closing conditions at such time). If JPE delays the Closing by more than 7 months following the signing, JPE will pay the Company the following fees on the first day of each additional month, starting with the first day of the eighth month: (a) month eight (8): $40,000, (b) month nine (9): $40,000, (c) month ten (10): $50,000, (d) month eleven (11): $50,000; and (e) month twelve (12): $50,000.

Concurrently with the Closing of the Equity Investment, the Company and the Investors will enter into a Registration Rights Agreement with respect to the shares of Convertible Preferred Stock and Warrants and the shares of Company common stock issuable upon conversion or exercise thereof, which agreement will contain, among other customary provisions, the terms set forth on Exhibit C to the Investment Agreement filed herewith. In addition, concurrently with the Closing of the Equity Investment, the Company and the Investors will enter into a stockholders' agreement in the form attached as Exhibit G to the Investment Agreement filed herewith.

Upon the Closing of the Equity Investment, the SilverSun Technologies, Inc. 2019 Equity and Incentive Plan and all outstanding options issued thereunder, if any, will be terminated.

The Company and the Investors have made customary representations and warranties and covenants in the Investment Agreement.

Plan of Reorganization

Prior to Closing, SilverSun will contribute to SilverSun Holdings all of the issued and outstanding stock of SWK, SCS, and CCDC to SilverSun Holdings resulting in SWK, SCS and CCDC being direct wholly owned subsidiaries of SilverSun Holdings and SWK Technologies Canada, Inc., an Ontario corporation, which is currently owned by SWK and at the time of such Contribution will continue being owned by SWK, being an indirect wholly owned subsidiary of SilverSun Holdings.

In addition, at least one day prior to Closing the Equity Investment, SilverSun will contribute all of its assets, liabilities and employees to SilverSun Holdings.

Prior to the Distribution Date, SilverSun will declare the Dividend, and the Dividend will be paid to the SilverSun stockholders as of the Record Date on the Distribution Date from proceeds received by SilverSun from the Equity Investment.

In addition, at the Effective Time on the Distribution Date, each holder of SilverSun common stock as of the Record Date will receive eight shares of SilverSun Holdings common stock for every share of SilverSun common stock held as of the close of business on the Record Date by such holder of SilverSun common stock as of the Record Date. No fractional shares of SilverSun Holdings common stock will be issued.

The Separation Agreement sets forth the terms and conditions regarding the Separation and the Distribution. In addition, the Separation Agreement governs the treatment of indemnification, insurance, and litigation responsibility and management of SilverSun Holdings and SilverSun after the date of Distribution. The Separation Agreement provides that SilverSun Holdings will indemnify SilverSun following the Distribution for any obligations and liabilities related to or arising from the SilverSun Holdings' obligations and liabilities related to or arising from its respective businesses.

In addition to the Separation Agreement, SilverSun Holdings will enter several other agreements with us to effect the Separation and provide a framework for our relationship with SilverSun Holdings after the Separation including the Tax Matters Agreement and Employee Matters Agreement. These agreements will provide for the allocation between SilverSun Holdings and its subsidiaries, on the one hand, and SilverSun and its subsidiaries, on the other hand, of the assets, liabilities, legal entities, and obligations associated with the business application, technology and consulting businesses, on the one hand, and the other SilverSun businesses (including the expected building products distribution business), on the other hand, and will govern the relationship between SilverSun Holdings and its subsidiaries, on the one hand, and SilverSun and its subsidiaries, on the other hand, subsequent to the Separation and the Distribution.

The Separation and the Distribution is subject to the satisfaction or waiver of certain conditions. For a more detailed description of these conditions, see "*Conditions to the Distribution*" filed as Exhibit I to the Investment Agreement filed as Exhibit 2.1 on Form 8-K filed with the SEC on December 4, 2023. We cannot provide any assurances that SilverSun will complete the Separation and the Distribution.

Reasons for the Separation

The SilverSun board of directors and its various committees have met regularly; engaged in an extensive evaluation and analysis of the businesses conducted through its subsidiaries; explored opportunities to drive enhanced performance and stockholder value; consulted with financial, legal, tax, and accounting advisors; and engaged in a strategic review of the growth prospects, enterprise value, end-markets, customers, financial market considerations, credit and insurance factors, and business operations in the current market for each business.

Following a strategic review, it was determined that separating the SpinCo Business (as such term is defined in the Separation Agreement) from the building products distribution businesses expected to be conducted by SilverSun following Closing would create two companies with attributes that best position each company for long-term success, including the following:

- *Distinct Focus*. Each company will benefit from a distinct strategic and management focus on its specific operational and growth priorities.

- *Differentiated Investment Theses*. Each company will offer differentiated and compelling investment opportunities based on its particular operating and financial model, allowing it to more closely align with its natural investor type.

- *Optimized Balance Sheet and Capital Allocation Priorities*. Each company will operate with a capital structure and capital deployment strategy tailored to its specific business model and growth strategies without having to compete with the other for investment capital.

- *Direct Access to Capital Markets*. Each company will have its own equity structure that will afford it direct access to the capital markets and allow it to capitalize on its unique growth opportunities appropriate to its business.

- *Incremental Stockholder Value*. Each company will benefit from the investment community's ability to value its businesses independently within the context of its particular industry with the anticipation that, over time, the aggregate market value of the companies will be higher, on a fully distributed basis and assuming the same market conditions, than if SilverSun were to remain under its current configuration.

The SilverSun board of directors also considered a number of potentially negative factors in evaluating the Separation, including:

- *Risk of Failure to Achieve Anticipated Benefits of the Separation*. We may not achieve the anticipated benefits of the separation for a variety of reasons, including, among others: the Separation will demand significant management resources and require significant amounts of management's time and effort, which may divert management's attention from operating our business; following the Separation, we may be more susceptible to market fluctuations, and other events may be more disadvantageous for us than if we were still part of SilverSun, because our business would be less diversified than if the Separation and the Distribution were to not be consummated after the Closing.

- *Disruptions and Costs Related to the Separation*. The actions required to separate the SpinCo Business from SilverSun could disrupt our operations. In addition, in connection with the Separation, we will incur costs that may, in the aggregate, be substantial. These costs may include accounting, tax, legal and other professional services costs, recruiting and relocation costs associated with hiring key senior management personnel who are new to SilverSun and tax costs.

- *Uncertainty Regarding Stock Prices*. We cannot predict with certainty the effect of the Separation on the trading prices of SilverSun Holdings common stock or SilverSun common stock or know whether the combined market value of one share of our common stock and one share of SilverSun common stock will be less than, equal to or greater than the market value of one share of SilverSun common stock prior to the Distribution.

In determining whether to pursue the separation, the SilverSun board of directors concluded the potential benefits of the Separation outweighed the potential negative factors. However, neither we nor SilverSun can assure you that, following the Separation, any of the benefits described above or otherwise will be realized to the extent anticipated or at all. For more information see "*Risk Factors*."

Formation of SilverSun Technologies Holdings

SilverSun Technologies Holdings was formed as a Nevada corporation on November 30, 2023 for the purpose of holding the SpinCo Business. As part of SilverSun's plan to separate the SpinCo Business from the remainder of its business, in connection with the plan of reorganization pursuant to the Separation Agreement, SilverSun plans to transfer the equity interests of certain entities that are expected to operate the SpinCo Business and the assets and liabilities of the SpinCo Business to SilverSun Holdings prior to the Distribution. For additional information, see "*Plan of Reorganization*."

Results of the Distribution

After the Distribution, SilverSun Holdings will be a publicly-traded company. On the Distribution Date and effective as of the Effective Time, SilverSun will distribute all of the issued and outstanding shares of SilverSun Holdings common stock owned by it to the SilverSun stockholders as of the Record Date based on the distribution ratio of eight shares of SilverSun Holdings common stock for every one share of SilverSun common stock held by such holder of SilverSun common stock as of the Record Date. The actual number of shares to be distributed will be determined on the Record Date.

Regulatory Approvals

We must complete the requirements for our common stock, including the shares underlying the Convertible Preferred Stock and the Warrants, to continue to be approved for listing on Nasdaq and for the common stock of SilverSun Holdings to be quoted on the OTCQX. be approved for quotation on OTCQX. We must also the file a notification and report under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and satisfy the applicable waiting period thereunder, Other than these requirements, we do not believe that any other material governmental or regulatory filings or approvals will be necessary to close the Investment Agreement and consummate the Distribution.

In addition under the Investment Agreement, SilverSun and the Investors have agreed to use their reasonable best efforts to obtain all required governmental approvals in connection with the completion of the transactions contemplated by the Investment Agreement (including the Separation, the Distribution and the Dividend). SilverSun and JPE have determined that a filing under the HSR Act is required in connection with the Equity Investment. We are unaware of any other material federal, state or foreign regulatory requirements or approvals required for completion of the Equity Investment.

Appraisal Rights

No SilverSun stockholder will have any appraisal rights in connection with the Separation or Distribution.

Trading of Our Common Stock

Beginning on the Record Date and continuing up to and including the Distribution Date, we expect that there will be two markets in SilverSun common stock: a "regular-way" market and an "ex-distribution" market. Shares of SilverSun common stock that trade on the "regular-way" market will trade with an entitlement to receive the Dividend and shares of SilverSun Holdings' common stock in connection with the Distribution. Shares of SilverSun common stock that trade on the "ex-distribution" market will trade without an entitlement to receive the Dividend and shares of SilverSun Holdings' common stock in the Distribution. Therefore, SilverSun shareholders that sell shares of SilverSun common stock on the "regular-way" market after the Record Date and up to and including through the Distribution Date, will be selling their right to receive the Dividend and shares of SilverSun Holdings' common stock in connection with the Distribution. If a shareholder owns shares of SilverSun common stock as of the Record Date and sell those shares on the "ex-distribution" market, up to and including through the Distribution Date, the shareholder will still receive the Dividend and the shares of SilverSun Holdings' common stock that they would be entitled to receive in respect of your ownership, as of the Record Date, of the shares of SilverSun common stock that they sold.

Furthermore, beginning on the Record Date and continuing up to and including the Distribution Date, we expect there will be a "when-issued" market in SilverSun Holdings' common stock. "When-issued" trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The "when-issued" trading market will be a market for shares of SilverSun Holdings' common stock that will be distributed to SilverSun stockholders on the Distribution Date. If you own shares of SilverSun common stock as of the Record Date, you would be entitled to receive shares of SilverSun Holdings' common stock in connection with the Distribution. You may trade this entitlement to receive shares of SilverSun Holdings' common stock, without trading the shares of SilverSun common stock you own, in the "when-issued" market. On the first trading day following the Distribution Date, we expect "when-issued" trading with respect to SilverSun Holdings' common stock will end and "regular-way" trading in SilverSun Holdings' common stock will begin.

Conditions to the Distribution

The consummation of the Distribution is subject to the satisfaction or waiver by SilverSun in its sole and absolute discretion of the following conditions:

- the SEC will have declared effective SilverSun Holdings' registration statement on Form 10, under the Securities Exchange Act of 1934, as amended, no stop order suspending the effectiveness of such registration statement on Form 10 will be in effect; and no proceedings for such purpose will be pending or threatened by the SEC;

- this information statement exhibit to the Form 10 will have been mailed or otherwise made available to the holders of SilverSun common stock as of the Record Date;

- the transfer of the SilverSun Holdings assets and the assumption of the SilverSun Holdings liabilities contemplated to be transferred from SilverSun (or the applicable subsidiary of SilverSun) to SilverSun Holdings (or the applicable subsidiary of SilverSun Holdings) on or prior to the Distribution will have occurred, and the transfer of SilverSun retained assets and assumption of the SilverSun retained liabilities contemplated to be transferred from SilverSun Holdings (or the applicable subsidiary of SilverSun Holdings) to SilverSun (or the applicable subsidiary of SilverSun) on or prior to the Distribution Date will have occurred, in each pursuant to the plan of reorganization included in the Separation Agreement and in accordance with and subject to the terms of the Separation Agreement;

- each of the other ancillary agreements contemplated by the Separation Agreement will have been duly executed and delivered by the applicable parties thereto;

- no order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Separation, the Distribution or any of the transactions related thereto shall be pending or in effect;

- at least two days prior to the Closing, SilverSun shall have filed with the Secretary of State of the State of Delaware, the Fifth Amended and Restated Certificate of Incorporation and had the Fifth Amended and Restated Certificate of Incorporation become effective in accordance with the laws of the State of Delaware as of 11:59 p.m., New York Time, on the date that is two (2) days prior to the Closing;

- SilverSun's common stock, including the shares underlying the Convertible Preferred Stock and the Warrants, will have been approved for continued listing on Nasdaq and SilverSun Holdings' common stock to be distributed to the SilverSun stockholders as of the Record Date in connection with the Distribution will have been approved for quotation on the OTCQX, subject to official notice of distribution; and

- the Equity Investment will have been consummated.

Agreements with SilverSun

Prior to the Distribution, SilverSun Holdings and SilverSun (which will, shortly after the Closing, be renamed QXO, Inc.) will enter into certain agreements that will affect the separation of SilverSun's legacy businesses from SilverSun, including by providing for the attribution between SilverSun Holdings and SilverSun of SilverSun's assets, employees, liabilities and obligations (including its investments, property and employee benefits and tax-related assets and liabilities), and provide a framework for our relationship following the Distribution with SilverSun Holdings. These agreements are the Separation Agreement, the Tax Matters Agreement and the Employee Matters Agreement.

Separation and Distribution Agreement

Transfer of Assets and Assumption of Liabilities

The Separation Agreement will identify the assets to be transferred, the liabilities to be assumed and the contracts to be transferred to each of SilverSun Holdings and SilverSun as part of the Separation and will provide for when and how these transfers and assumptions will occur. In particular, the Separation Agreement will provide that, among other things, subject to the terms and conditions contained therein:

- Certain assets related to the SpinCo Business, which we refer to as the "*SpinCo Assets,*" will be retained by or transferred to SilverSun Holdings or one of its subsidiaries. The SpinCo Assets will consist of:

  o all issued and outstanding capital stock or other equity interests of the subsidiaries of SilverSun Holdings that hold the SpinCo Business; and

  o all other assets owned by SilverSun and its subsidiaries immediately prior to 12:01 am, New York City time on the Distribution Date (the "Effective Time"), excluding the Parent Retained Assets (as such term is defined in the Separation Agreement). In addition, the SpinCo Assets will not include any assets related or attributable to, or arising in connection with, taxes or tax returns, which will be exclusively governed by the Tax Matters Agreement.

- Certain liabilities related to the SpinCo Business or the SpinCo Assets, which we refer to as the "*SpinCo Liabilities*," will be retained by or transferred to SilverSun Holdings. The SpinCo Liabilities will consist of:

  o any and all liabilities of SilverSun and/or its subsidiaries that were liabilities as of immediately prior to (or were incurred prior to or related to any period prior to) the Effective Time, including any and all liabilities of SilverSun and/or its subsidiaries related to the SpinCo Assets or the SpinCo Business, excluding only the Parent Retained Liabilities (as such term is defined in the Separation Agreement); and

- o any and all liabilities arising out of claims made by any third party (including SilverSun's or SilverSun Holdings' respective directors, officers, stockholders, employees and agents) against SilverSun or any subsidiary or SilverSun Holdings or any subsidiary to the extent relating to, arising out of or resulting from the Separation Agreement or the Investment Agreement or the transactions contemplated thereby or the SpinCo Business or the SpinCo Assets. In addition, the SpinCo Liabilities will not include any liabilities to the extent related or attributable to, or arising in connection with, taxes or tax returns, which shall be exclusively governed by the Tax Matters Agreement.

- Certain assets will be retained by or transferred to SilverSun, which we refer to as the "*SilverSun Retained Assets.*" The SilverSun Retained Assets will consist of:

  - o cash in an amount equal to the aggregate purchase price for the Securities (without limiting the obligation of SilverSun to pay the Dividend);

  - o any contracts or other assets contributed by JPE to SilverSun at the Closing; and

  - o any contracts entered into, or any other assets acquired by, SilverSun on or after the Closing and before the Effective Time at the written direction of JPE or with the approval of the SilverSun board of directors after the Closing (the "*New Assets*").

- liabilities to the extent relating to the New Assets, which we refer to as the "*SilverSun Retained Liabilities*," will be retained by or transferred to SilverSun.

Unless otherwise provided in the Separation Agreement or any of the related ancillary agreements, all assets will be transferred on an "as is, where is" basis. Generally, if the transfer of any assets or any claim or right or benefit arising thereunder requires a consent that will not be obtained before the Distribution, or if the transfer or assignment of any such asset or such claim or right or benefit arising thereunder would be ineffective or would adversely affect the rights of the transferor thereunder so that the intended transferee would not in fact receive all such rights, the party retaining any asset that otherwise would have been transferred will use commercially reasonable efforts to promptly transfer, or cause the entity(ies) affiliated with it to promptly transfer, to the other party or the appropriate entity(ies).

Information provided herein with respect to the assets and liabilities of the parties following the Distribution is presented based on the allocation of such assets and liabilities pursuant to the Separation Agreement, unless the context otherwise requires. The Separation Agreement will provide that in the event that the transfer of certain assets and assumption liabilities (or a portion thereof) to SilverSun Holdings or SilverSun, as applicable, does not occur prior to the Effective Time, then until such assets or liabilities (or a portion thereof) are able to be transferred, SilverSun Holdings or SilverSun, as applicable, will hold such assets on behalf and for the benefit of the transferee at the expense of the transferee and will use commercially reasonable efforts to effect such transfer of assets or assumption of liabilities as promptly following the Effective Time as will be practicable. In addition, SilverSun and SilverSun Holdings will agree that on and prior to the eighteen (18)-month anniversary following the Effective Time, if any party owns any asset, that, although not transferred pursuant to the Separation Agreement, is mutually agreed by such party and the other party in their good faith judgment to be an asset that more properly (given the intention of the Separation Agreement) belongs to the other party or a subsidiary of the other party (other than (for the avoidance of doubt) any asset acquired from an unaffiliated third party by SilverSun or SilverSun Holdings or any of its subsidiaries following the Effective Time), then the party owning such asset shall, as applicable (i) transfer any such asset to the other party or the subsidiary of the other party identified as the appropriate transferee and following such transfer, such asset will be a Parent Retained Asset or SpinCo Asset, as the case may be, or (ii) grant such mutually agreeable rights with respect to such asset to permit such continued use, subject to, and consistent with the Separation Agreement, including with respect to assumption of associated liabilities.

The Distribution

The Separation Agreement will also govern the rights and obligations of the parties regarding the Distribution following the completion of the Separation. On the Distribution Date, SilverSun will distribute to its stockholders that hold SilverSun common stock as of the Record Date of all of the issued and outstanding shares of SilverSun Holdings common stock on a pro rata basis. SilverSun will not distribute any fractional shares of SilverSun Holdings common stock.

Releases

The Separation Agreement will provide that, except as expressly set forth in the Separation Agreement, SilverSun Holdings and its affiliates will release and discharge SilverSun and its affiliates from all liabilities assumed by SilverSun Holdings as part of the Separation, all liabilities arising from or in connection with the transactions contemplated by the Separation Agreement and all other activities to implement the Separation and the Distribution, and all liabilities arising from or in connection with actions, inactions, events, omissions, facts, or circumstances occurring or existing prior to the Effective Time, in each case to the extent relating to the SpinCo Business, the assets transferred to SilverSun Holdings as part of the Separation or the liabilities assumed by SilverSun Holdings as part of the Separation. The Separation Agreement will further provide that, except as expressly set forth in the Separation Agreement, SilverSun and its affiliates will release and discharge SilverSun Holdings and its affiliates from all liabilities retained by SilverSun as part of the Separation and from all liabilities arising out of acts and events occurring or failing to occur, and all conditions existing, on or before the Effective Time of the Distribution, in each case to the extent relating to the businesses conducted by SilverSun, except the SpinCo Business, the assets retained by SilverSun as part of the Separation or the liabilities retained by SilverSun as part of the Separation.

Indemnification

In the Separation Agreement, SilverSun Holdings will agree to indemnify, defend and hold harmless SilverSun, each of SilverSun's affiliates after giving effect to the Distribution and each of their respective representatives and all persons who at any time prior to the Effective Time are or have been stockholders, directors, officers, agents or employees of SilverSun Holdings or a subsidiary of SilverSun Holdings (after the Distribution) and who are not, as of immediately following the Effective Time, directors, officers or employees of SilverSun Holdings or its subsidiaries from and against all losses to the extent arising out of, relating to or resulting from, directly or indirectly:

- the SpinCo Assets, the SpinCo Liabilities or the SpinCo Business;

- any breach by SilverSun Holdings or a subsidiary (after the Distribution) of the Separation Agreement;

- any failure of SilverSun Holdings, any subsidiary of SilverSun Holdings or any other person to pay, perform or otherwise promptly discharge any SpinCo Liabilities in accordance with their terms, whether prior to, on or after the Effective Time;

- any guarantee, indemnification or contribution obligation, surety bond or other credit support agreement, arrangement, commitment or understanding for the benefit of any subsidiary of SilverSun Holdings by SilverSun that survives following the Distribution; or

- all information contained in the Proxy Statement (as defined in the Investment Agreement), registration statement on Form 10 or the information statement exhibit to the Form 10 or the documents incorporated by reference therein (other than any information provided by JPE and as expressly set forth in the Separation Agreement), any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

SilverSun will agree to indemnify, defend and hold harmless SilverSun Holdings, each of SilverSun Holdings' subsidiaries, each of the respective representatives of SilverSun Holdings and its subsidiaries from and against all losses to the extent arising out of, relating to or resulting from, directly or indirectly:

- the SilverSun Retained Liabilities;

- any breach by SilverSun of the Separation Agreement;

- any failure of SilverSun or any other person to pay, perform or otherwise promptly discharge any SilverSun Retained Liabilities in accordance with their terms, whether prior to, on or after the Effective Time; or

- solely with respect to information regarding the Investors provided by or on behalf of JPE in writing to SilverSun or SilverSun Holdings expressly for inclusion in the registration statement on Form 10 or this information statement exhibit to Form 10, any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

Indemnification with respect to taxes, and the procedures related thereto, will be governed by the Tax Matters Agreement.

Insurance

SilverSun Holdings and SilverSun will acknowledge that the insurance policies of SilverSun prior to the Separation and the Distribution and insurance coverage maintained in favor of SilverSun Holdings and its subsidiaries, are part of the corporate insurance program maintained by the SilverSun Holdings and its subsidiaries and their respective affiliates (the "*Corporate Policies*") and such coverage will not be available or transferred to any other subsidiary of SilverSun for any occurrence arising following the Distribution Date. SilverSun Holdings and SilverSun will agree that in no event will SilverSun or any SilverSun Indemnitee have any liability or obligation

whatsoever to SilverSun Holdings or any of its subsidiaries in the event that any Corporate Policies or other Corporate Policy-related contract is terminated or otherwise ceases to be in effect for any reason, is unavailable or inadequate to cover any liability of any SilverSun Holdings or any of its subsidiaries for any reason whatsoever or will not be renewed or extended beyond the current expiration date.

Dispute Resolution

The Separation Agreement will contain provisions that govern, except as otherwise provided in any ancillary agreement, the resolution of disputes, controversies or claims that may arise between SilverSun and SilverSun Holdings related to the Separation or Distribution and that are unable to be resolved through good faith negotiations between SilverSun and SilverSun Holdings. These provisions will contemplate that efforts will be made to resolve disputes, controversies and claims by escalation of the matter to executives of the parties in dispute. If such efforts are not successful, one of the parties in dispute may submit the dispute, controversy or claim to binding alternative dispute resolution, subject to the provisions of the Separation Agreement.

Expenses

The Separation Agreement will provide that all costs and expenses incurred prior to the Closing Date by any of SilverSun or its affiliates (other than those costs and expenses incurred by JPE) or SilverSun Holdings or any of its subsidiaries (whether or not paid on or prior to the Closing Date) relating to or in connection with the preparation, execution, delivery, printing and implementation of the Separation Agreement and any ancillary agreement, the registration statement on Form 10, the Contribution, the plan of reorganization, the Separation, the Distribution and the consummation of the transactions contemplated thereby, will be charged to and paid by SilverSun Holdings, and shall be a SpinCo Liability. All costs and expenses incurred on or after the Closing Date by SilverSun or any of its subsidiaries (other than any costs or expenses relating to SilverSun Holdings, any of its subsidiaries, or any of its or their respective directors, officers, employees, advisors or other representatives, the SpinCo Business, the SpinCo Liabilities, the SpinCo Assets, the Separation, the Distribution, the Separation Agreement, the other ancillary agreements or any of the other transactions contemplated thereby or any actions taken by or at the request or direction of or on behalf of SilverSun Holdings, its subsidiaries or its and their respective directors, officers or employees) will be borne by SilverSun, and shall be a liability of SilverSun.

The Investment Agreement and the Meller Letter Agreement (as defined in the Investment Agreement)), provide that SilverSun will pay Mark Meller, as the result of the termination of the Meller SilverSun Employment Agreement, an amount not to exceed $3,000,000 (computed in accordance with the terms of the Meller SilverSun Employment Agreement and Meller Letter Agreement) and that, to the extent that the payment Mark Meller is owed as a result of the termination of the Meller SilverSun Employment Agreement is less than $3,000,000, the difference shall be treated as an additional expense reimbursement payable to SilverSun Holdings. The payment to Mr. Meller thereunder will be $2,854,534, which will be paid by SilverSun. Therefore, SilverSun will reimburse SilverSun Holdings the difference between $3,000,000 and $2,854,534, or $145,466. The forgoing payments will be made by SilverSun from the funds received in the Equity Investment.

Subject to certain exceptions, under the Tax Matters Agreement:

- SilverSun Holdings generally will be responsible for (i) taxes of SilverSun, SilverSun Holdings and their respective subsidiaries for tax periods (or portions thereof) ending on or before the Distribution Date, (ii) taxes imposed on SilverSun, SilverSun Holdings, and their respective subsidiaries as a result of, in connection with or relating to the Distribution and certain related transactions, other than the first $1.5 million of such taxes, which will be borne by SilverSun and (iii) taxes of SilverSun Holdings and its subsidiaries for tax periods (or portions thereof) beginning after the Distribution Date;

SilverSun generally will be responsible for (i) the first $1.5 million of taxes imposed on SilverSun, SilverSun Holdings and their respective subsidiaries as a result of, in connection with or relating to the Distribution and certain related transactions, and (ii) taxes of SilverSun and its subsidiaries for tax periods (or portion thereof) beginning after the Distribution Date.

Amendment and Termination

The Separation Agreement will provide that the Separation Agreement and the Distribution can only be amended, terminated, modified or abandoned by mutual agreement of SilverSun and SilverSun Holdings. In the event of such termination, neither party will have any liability of any kind to the other party or any other person.

Employee Matters Agreement

As of or prior to the Distribution, SilverSun and SilverSun Holdings will enter into the Employee Matters Agreement which will allocate liabilities and responsibilities relating to employment matters, employee compensation and benefits plans and programs, and other related matters. The Employee Matters Agreement will govern certain compensation and employee benefit obligations with respect to current and former employees and non-employee directors of each company.

The Employee Matters Agreement will provide that for purposes of compensation and benefit matters, unless otherwise specified, SilverSun Holdings will be responsible for liabilities for all current and former employees of SilverSun and its subsidiaries (including SilverSun Holdings and its subsidiaries) as of the Distribution.

Tax Matters Agreement

As of or prior to the Distribution, SilverSun and SilverSun Holdings will enter into the Tax Matters Agreement which will govern the respective rights, responsibilities and obligations of SilverSun and SilverSun Holdings after the Distribution with respect to tax liabilities and benefits, tax attributes, certain indemnification rights with respect to tax matters, the preparation and filing of tax returns, the control of audits and other tax proceedings, the intended federal income tax characterization of the Separation and the Distribution and the agreed-upon reporting thereof and certain other tax matters.

Subject to certain exceptions, under the Tax Matters Agreement:

- SilverSun Holdings generally will be responsible for (i) taxes of SilverSun, SilverSun Holdings and their respective subsidiaries for tax periods (or portions thereof) ending on or before the Distribution Date, (ii) taxes imposed on SilverSun, SilverSun Holdings and their respective subsidiaries as a result of, in connection with or relating to the Distribution and certain related transactions, other than the first $1.5 million of such taxes, which will be borne by SilverSun, and (iii) taxes of SilverSun Holdings and its subsidiaries for tax periods (or portions thereof) beginning after the Distribution Date;

- SilverSun generally will be responsible for (i) the first $1.5 million of taxes imposed on SilverSun, SilverSun Holdings and their respective subsidiaries as a result of, in connection with or relating to the Distribution and certain related transactions, and (ii) taxes of SilverSun and its subsidiaries for tax periods (or portion thereof) beginning after the Distribution Date.

Investment Agreement

Under the Investment Agreement, until the Closing of the Equity Investment, SilverSun will cooperate with JPE in JPE's efforts for SilverSun to consummate an acquisition of one or more businesses selected by JPE, the consummation of which will not occur until the consummation of the Separation and the Distribution. Such cooperation by SilverSun will include signing any definitive agreements with respect to such acquisition so long as the closing thereunder does not occur until the Closing. JPE will pay for the expenses of this cooperation until the closing of the Separation and the Distribution, at which point SilverSun will reimburse JPE from the Equity Investment for all such expenses (with the intention being that these expenses will not reduce cash otherwise available to SilverSun Technologies Holdings).

JPE may consummate an acquisition of a business or businesses prior to the Closing, and at, or substantially contemporaneously with, the Closing, at its sole election, JPE may contribute such business or businesses to SilverSun, in which case the Company will be required to cooperate to effectuate such contribution. Such contributed business or businesses would be SilverSun Retained Assets and would remain with SilverSun following the consummation of the Separation and the Distribution.

In addition, the Investment Agreement provides that during the Post-Closing Spin-Off Period (as such term is defined in the Investment Agreement:

- neither SilverSun, the SilverSun board of directors, JPE, nor its controlled affiliates, will take any action by or on behalf of us (or any of JPE or its controlled affiliates) that would be likely to delay, compromise or otherwise jeopardize our consummation of the Separation and the Distribution;

- each member of JPE or its controlled affiliates will act in good faith in connection with the continued operation of the SpinCo Business, consistent with past practice in all material respects, and will use his, her, or its reasonable best efforts to cooperate with SilverSun in effecting the Separation and the Distribution; and

- no member of JPE or its controlled affiliates will make any material decisions relating to or impacting the SpinCo Business, including without limitation, modifying any of the organizational documents of SpinCo or any of its subsidiaries other than as contemplated by the Investment Agreement, or modifying any contracts to the extent relating to or impacting the legacy businesses, other than as contemplated by the Investment Agreement, without consulting with and obtaining the prior written consent of Mark Meller, the present CEO of SilverSun or in his absence, the then-current CEO of SilverSun Holdings (in each case which consent will not be unreasonably withheld, conditioned or delayed), or preventing or terminating the Separation and the Distribution.

In addition, SilverSun, JPE and the Other Investors agreed in the Investment Agreement that SilverSun, JPE, and the SilverSun board of directors will be permitted to operate SilverSun and its subsidiaries (other than SilverSun Holdings and SpinCo Business that has been contributed to SilverSun Holdings) during the Post-Closing Spin-Off Period in any manner SilverSun deems to be appropriate, including consummating an acquisition of one or more businesses or entities; purchasing any assets of one or more businesses or entities, entering into financing transactions, or engaging in any similar transactions and actions in connection with the foregoing. Without limiting the foregoing, during the Post-Closing Spin-Off Period, no member of JPE or its controlled affiliates will amend or modify (or agree to amend or modify) any terms of any of the agreements or other documents delivered pursuant to the Investment Agreement, in each case without the prior written consent of the CEO or in his absence the then-current CEO of SilverSun Holdings (which consent will not be unreasonably withheld, conditioned, or delayed).

If the Closing occurs, JPE will pay up to $900,000 of the out-of-pocket expenses incurred by SilverSun in connection with the Investment Agreement and the transactions and related agreements contemplated thereby, including all fees of its legal counsel, financial advisers, and accountants incurred in connection therewith.

Jacobs Employment Agreement

Effective as of the Closing, the Company will enter into an employment agreement with Brad Jacobs (the "*Jacobs Employment Agreement*") in the form directed by JPE in writing prior to the Closing (but in no event earlier than 2 business days prior to the Closing). The expected principal terms of the Jacobs Employment Agreement are described below.

Term

The Jacobs Employment Agreement will provide for a five-year term, commencing on the Closing Date.

Position and Reporting

Mr. Jacobs will serve as Chief Executive Officer of the Company, reporting to the Company Board and, effective on the first day of the term, Mr. Jacobs will also be appointed as a member and Chairman of the Company Board.

Salary and Target Annual Bonus

Mr. Jacobs' annual base salary will have an initial annual rate of $750,000 and his target annual bonus will initially be 100% of his base salary. Mr. Jacobs' annual base salary and target annual bonus will increase (but not decrease) each calendar year of the term depending on the Company's annualized revenue run rate as of the preceding December 31 as follows:

Potential Salary increases based on Annual Revenue Run Rate Band

Annualized Revenue Run Rate Band	Base Salary
$1 Billion to $5 Billion	$ 950,000
$5 Billion to $10 Billion	$ 1,150,000
$10 Billion to $20 Billion	$ 1,250,000
$20 Billion to $30 Billion	$ 1,500,000
Greater than $30 Billion	$ 1,700,000

Potential Target Bonus Amounts based on Annual Revenue Run Rate Band

Annualized Revenue Run Rate Band	Target Bonus Percentage	Target Bonus Amount	
$1 Billion to $5 Billion	135% of Base Salary	$	1,282,500
$5 Billion to $10 Billion	150% of Base Salary	$	1,725,000
$10 Billion to $20 Billion	165% of Base Salary	$	2,062,500
$20 Billion to $30 Billion	200% of Base Salary	$	3,000,000
Greater than $30 Billion	200% of Base Salary	$	3,400,000

Termination Event

The Company may terminate Mr. Jacobs' employment during the term with or without cause and Mr. Jacobs may resign his employment on 30 days' prior written notice to the Company (or may resign for good reason in certain circumstances as described below). The term will also end upon Mr. Jacobs' permanent disability or death. The severance payments described below are subject to and conditioned upon Mr. Jacobs (a) signing an irrevocable waiver and general release in favor of the Company and (b) complying with the restrictive covenants contained in the Jacobs Employment Agreement.

Non-CIC Termination. In the event that either prior to a change in control of the Company or more than two years after a change in control of the Company occurs, the Company terminates Mr. Jacobs' employment without cause, Mr. Jacobs will be entitled to receive:

- a cash payment equal to 12 months of base salary;
- medical and dental coverage for a period of six months from the date of termination; and
- vesting of equity-based or other long-term incentive compensation awards solely to the extent set forth in the applicable award agreement.

CIC Termination. In the event that upon or within the two-year period following a change in control of the Company, Mr. Jacobs' employment is terminated by the Company without cause or he resigns for good reason, Mr. Jacobs will receive:

- 2.99 times the sum of Mr. Jacobs' annual base salary and target bonus;
- *a pro* rata target bonus for the year of termination;
- medical and dental coverage for a period of 24 months from the date of termination; and
- vesting of equity-based or other long-term incentive compensation awards solely to the extent set forth in the applicable award agreement.

In the event that any benefits due or amounts payable to Mr. Jacobs in connection with a change in control of the Company constitute "parachute payments" within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the "*Code*"), then any such amounts will be reduced to avoid triggering the excise tax imposed by Section 4999 of the Code, provided that such reduction will be applied solely if it would result in Mr. Jacobs retaining a greater portion of the payments on a net after-tax basis.

Clawbacks. Mr. Jacobs will be subject to any compensation recovery policy maintained by the Company, as in effect from time to time.

Restrictive Covenants

Mr. Jacobs is generally subject to the following restrictive covenants: employee and customer non-solicitation covenants during his employment and for a period of four years thereafter; confidentiality and mutual non-disparagement covenants during his employment and thereafter; and non-competition covenants during his employment and for a period of 12 months thereafter (during which period the Company will make monthly noncompete payments to Mr. Jacobs equal to one-twelfth of his base salary), except that the Company will have the right (other than following a change in control of the Company) to extend the non-compete for up to three additional one-year periods so long as the Company pays Mr. Jacobs an amount equal to the sum of one-twelfth of his base salary for each month during each applicable one-year extension period.

Initial Equity Awards

Grant of Initial Equity Awards. In connection with the execution of the Jacobs Employment Agreement, following the Closing on a date selected by the Compensation Committee of the Company Board (which is anticipated to be no later than the 120th day after the Closing), the Company will grant to Mr. Jacobs an award of time-based restricted stock units relating to 3,832,676 shares of Common Stock (the "*RSUs*") and an award of performance-based restricted stock units relating to 7,117,828 shares of Common Stock at target (the "*PRSUs*"). Any RSUs and PRSUs that vest will be settled for Common Stock or, at the Company's election, an equivalent amount of cash. Except in the event of a change in control of the company, all shares delivered in settlement of RSUs and PRSUs (net of any shares withheld to cover taxes) will be subject to a transfer restriction that prohibits Mr. Jacobs from disposing of such shares prior to December 31, 2029. The Jacobs Employment Agreement does not contemplate that any additional equity awards will be granted to Mr. Jacobs during the five-year term of the Jacobs Employment Agreement.

RSU Vesting. The RSUs will vest in five tranches on each of the first five anniversaries of the grant date, with the first tranche covering 15% of the RSUs, each of the next two tranches covering 17.5% of the RSUs, and each of the final two tranches covering 25% of the awards. Vesting of RSUs will generally be subject to Mr. Jacobs's continued service with the Company through the applicable vesting date.

PRSU Vesting. The PRSUs will be earned based on performance goals relating to the Company's total stockholder return ("*TSR*") compared to the TSR ranking of each company that is in the S&P 500 Index. The PRSUs may be earned at a level ranging from zero to 225% of the target number, depending upon the degree of achievement of the applicable performance goal. The degree of achievement of the Company TSR relative to the S&P 500 companies' TSR will be measured against a specified payout matrix, pursuant to which Company TSR below the 55th percentile of the S&P 500 companies will result in zero payout, while achievement at the 90th percentile or above will result in a payout of 225% of target. The performance goals for a portion of the PRSUs will be measured over a cumulative performance period beginning on the grant date and ending on December 31, 2028 and the performance goals for the remainder of the PRSUs will be measured based on designated performance periods that occur within such cumulative period. Vesting of the PRSUs will generally be subject to Mr. Jacobs's continued service through the applicable performance period.

Termination of Employment. The RSUs and PRSUs will be subject to special rules providing for either partial or full vesting on a qualifying termination of employment, including due to death, disability, termination without cause or, during the two years following a change in control, termination for good reason.

Treatment of Equity-Based Compensation

SilverSun, JPE and the Other Investors agreed in the Investment Agreement that effective as of the Closing, each Company stock option that is outstanding and unexercised as of immediately prior to the Closing, if any, will automatically be cancelled without payment or consideration to the holder thereof. In addition, under the terms of the Employee Matters Agreement, the SilverSun Technologies, Inc. 2019 Equity and Incentive Plan will be terminated effective as of immediately prior to the Closing.

Transferability of Shares of SilverSun Holdings' Common Stock

The shares of SilverSun Holdings' common stock that eligible SilverSun shareholders will receive in connection with the Distribution will be freely transferable, unless the recipient is considered an "affiliate" of SilverSun Holdings pursuant to Rule 144 under the Securities Act. Persons that can be considered SilverSun Holdings' affiliates after the Separation generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by, or are under common control with SilverSun Holdings, and will include the officers and directors of SilverSun Holdings. Such affiliates may sell shares of our common stock received in connection with the Distribution only:

- under a registration statement that the SEC has declared effective under the Securities Act; or

- under an exemption from registration under the Securities Act, such as the exemption afforded by Rule 144.

In general, under Rule 144 as currently in effect, an affiliate will be entitled to sell, within any three-month period, a number of shares of our common stock that does not exceed the greater of the following:

- one percent of our common stock then outstanding; or

- the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 for the sale.

Rule 144 also includes notice requirements and restrictions governing the manner of sale for sales by our affiliates. Sales may not be made under Rule 144 unless certain information about us is publicly available.

Where You Can Find More Information

Our website address is *www.silversuntech.com*. We do not intend our website address to be an active link or to otherwise incorporate by reference the contents of the website into this Report. The SEC maintains an Internet website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

Item 1A. Risk Factors

Risks Relating to our Business.

We may incur future losses and may be unable to maintain profitability.

We may incur net losses in the future. Our ability to achieve and sustain long-term profitability is largely dependent on our ability to successfully market and sell our products and services, control our costs, and effectively manage our growth. We cannot assure you that we will be able to maintain profitability. In the event we fail to maintain profitability, our stock price could decline.

We cannot accurately forecast our future revenues and operating results, which may fluctuate.

Our operating history and the rapidly changing nature of the markets in which we compete make it difficult to accurately forecast our revenues and operating results. Furthermore, we expect our revenues and operating results to fluctuate in the future due to a number of factors, including the following:

- the timing of sales of our products and services;

- the timing of product implementation, particularly large design projects;

- unexpected delays in introducing new products and services;

- increased expenses, whether related to sales and marketing, product development, or administration;

- the mix of product license and services revenue; and

- costs related to possible acquisitions of technology or businesses.

We may fail to develop new products or may incur unexpected expenses or delays.

Although we currently have fully developed products available for sale, we may need to develop various new technologies, products and product features and remain competitive. Due to the risks inherent in developing new products and technologies - limited financing, loss of key personnel, and other factors - we may fail to develop these technologies and products or may experience lengthy and costly delays in doing so. Although we license some of our technologies in their current stage of development, we cannot assure that we will be able to develop new products or enhancements to our existing products in order to remain competitive.

We may need additional financing which we may not be able to obtain on acceptable terms. If we are unable to raise additional capital, as needed, the future growth of our business and operations could be severely limited.

A limiting factor on our growth is our limited capitalization, which could impact our ability to execute on our business plan. If we raise additional capital through the issuance of debt, this will result in increased interest expense. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of the Company held by existing shareholders will be reduced and our shareholders may experience significant dilution. In addition, new securities may contain rights, preferences or privileges that are senior to those of our Common Stock. If additional funds are raised by the issuance of debt or other equity instruments, we may become subject to certain operational limitations (for example, negative operating covenants). There can be no assurance that acceptable financing necessary to further implement our business plan can be obtained on suitable terms, if at all. Our ability to develop our business, fund expansion, develop or enhance products or respond to competitive pressures, could suffer if we are unable to raise the additional funds on acceptable terms, which would have the effect of limiting our ability to increase our revenues or possibly attain profitable operations in the future.

The global macroeconomic environment could negatively impact our business and our financial position, results of operations and/or cash flows could be materially adversely affected.

Our business, financial position, results of operations and cash flows may be adversely impacted by the global macroeconomic environment, which has experienced, and continues to experience, extraordinary challenges, including high rates of inflation; increasing interest rates; widespread disruptions in supply chains; workforce challenges, including labor shortages; and market volatility. These challenges have, among other things, led to increased costs, labor and supply shortages, and transportation and performance delays and disruptions and have adversely affected us, our industry, our customers and suppliers and others with whom we do business. We (including our suppliers, customer and other partners) have and may continue to experience inflationary pressures, supply chain disruption and labor, material and transportation cost increases at a rate higher than anticipated. As such, we may be unable to recover some of these increased costs or to offset such costs with greater than expected efficiencies. While some aspects of the macroeconomic environment continues to experience challenges, and we have been able to mitigate some of the challenges, other challenges persist. We cannot predict how long these challenges will persist or how they will change over time, or how the macroeconomic environment will evolve and continue to impact us. While we continue to work proactively to mitigate these challenges, if we are unable to do so successfully, our financial position, results of operations and/or cash flows could be materially adversely affected.

If we fail to maintain an effective system of internal control, we may not be able to report our financial results accurately or to reduce probability of fraud occurrence. Any inability to report and file our financial results accurately and timely could harm our reputation and adversely impact the trading price of our Common Stock.

Effective internal control is necessary for us to provide reliable financial reports and prevent fraud. We may not be able to manage our business as effectively as we would if an effective control environment existed, and our business and reputation with investors may be harmed.

Management has concluded that the Company did maintain effective internal control over financial reporting as of December 31, 2023, based on the criteria set forth in 2013 Internal Control-Integrated Framework issued by the COSO.

We may fail to recruit and retain qualified personnel.

We expect to rapidly expand our operations and grow our sales, development and administrative operations. Accordingly, recruiting and retaining such personnel in the future will be critical to our success. There is intense competition from other companies for qualified personnel in the areas of our activities, particularly sales, marketing and managed services. If we fail to identify, attract, retain and motivate these highly skilled personnel, we may be unable to continue our marketing and managed services activities and service our clients' needs, and this could have a material adverse effect on the Company's business, financial condition, results of operations and future prospects.

If our technologies and products contain defects or otherwise do not work as expected, we may incur significant expenses in attempting to correct these defects or in defending lawsuits over any such defects.

Software products are not currently accurate in every instance and may never be. Furthermore, we could inadvertently release products and technologies that contain defects. In addition, third-party technology that we include in our products could contain defects. We may incur significant expenses to correct such defects. Clients who are not satisfied with our products or services could bring claims against us for substantial damages. Such claims could cause us to incur significant legal expenses and, if successful, could result in the plaintiffs being awarded significant damages. Our payment of any such expenses or damages could prevent us from becoming profitable.

Our success is highly dependent upon our ability to compete against competitors that have significantly greater resources than we have.

The ERP software, MSP and business consulting industries are highly competitive, and we believe that this competition will intensify. Many of our competitors have longer operating histories, significantly greater financial, technical, product development and marketing resources, greater name recognition and larger client bases than we do. Our competitors could use these resources to market or develop products or services that are more effective or less costly than any or all of our products or services or that could render any or all of our products or services obsolete. Our competitors could also use their economic strength to influence the market to continue to buy their existing products.

If we are not able to protect our trade secrets through enforcement of our confidentiality and non-competition agreements, then we may not be able to compete effectively, and we may not be profitable.

We attempt to protect our trade secrets, including the processes, concepts, ideas and documentation associated with our technologies, through the use of confidentiality agreements and non-competition agreements with our current employees and with other parties to whom we have divulged such trade secrets. If the employees or other parties breach our confidentiality agreements and non-competition agreements or if these agreements are not sufficient to protect our technology or are found to be unenforceable, our competitors could acquire and use information that we consider to be our trade secrets and we may not be able to compete effectively. Some of our competitors have substantially greater financial, marketing, technical and manufacturing resources than we have, and we may not be profitable if our competitors are also able to take advantage of our trade secrets.

Our failure to secure trademark registrations could adversely affect our ability to market our product candidates and our business.

Our trademark applications in the United States and any other jurisdictions where we may file may be denied, and we may not be able to maintain or enforce our registered trademarks. During trademark registration proceedings, we may receive rejections. Although we are given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, with respect to the United States Patent and Trademark Office and any corresponding foreign agencies, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our applications and/or registrations, and our applications and/or registrations may not survive such proceedings. Failure to secure such trademark registrations in the United States and in foreign jurisdictions could adversely affect our ability to market our product candidates and our business.

We may unintentionally infringe on the proprietary rights of others.

Many lawsuits currently are being brought in the software industry alleging violation of intellectual property rights. Although we do not believe that we are infringing on any patent rights, patent holders may claim that we are doing so. Any such claim would likely be time-consuming and expensive to defend, particularly if we are unsuccessful, and could prevent us from selling our products or services. In addition, we may also be forced to enter into costly and burdensome royalty and licensing agreements.

Our industry is characterized by rapid technological change and failure to adapt our product development to these changes may cause our products to become obsolete.

We participate in a highly dynamic industry characterized by rapid change and uncertainty relating to new and emerging technologies and markets. Future technology or market changes may cause some of our products to become obsolete more quickly than expected.

The trend toward consolidation in our industry may impede our ability to compete effectively.

As consolidation in the software industry continues, fewer companies dominate particular markets, changing the nature of the market and potentially providing consumers with fewer choices. Also, many of these companies offer a broader range of products than us, ranging from desktop to enterprise solutions. We may not be able to compete effectively against these competitors. Furthermore, we may use strategic acquisitions, as necessary, to acquire technology, people and products for our overall product strategy. The trend toward consolidation in our industry may result in increased competition in acquiring these technologies, people or products, resulting in increased acquisition costs or the inability to acquire the desired technologies, people or products. Any of these changes may have a significant adverse effect on our future revenues and operating results.

We face intense price-based competition for licensing of our products which could reduce profit margins.

Price competition is often intense in the software market. Price competition may continue to increase and become even more significant in the future, resulting in reduced profit margins.

The software and technology industry is highly competitive. If we cannot develop and market desirable products that the public is willing to purchase, we will not be able to compete successfully. Our business may be adversely affected, and we may not be able to generate any revenues.

We have many potential competitors in the software industry. We consider the competition to be competent, experienced, and may have greater financial and marketing resources than we do. Our ability to compete effectively may be adversely affected by the ability of these competitors to devote greater resources to the development, sales, and marketing of their products than are available to us. Some of the Company's competitors, also, offer a wider range of software products, have greater name recognition and more extensive customer bases than the Company. These competitors may be able to respond more quickly to new or changing opportunities, customer desires, as well as undertake more extensive promotional activities, offer terms that are more attractive to customers and adopt more aggressive pricing policies than the Company. We cannot provide any assurances that we will be able to compete successfully against present or future competitors or that the competitive pressure we may encounter will not force us to cease operations.

If there are events or circumstances affecting the reliability or security of the internet, access to our website and/or the ability to safeguard confidential information could be impaired causing a negative effect on the financial results of our business operations.

Despite the implementation of security measures, our website infrastructure may be vulnerable to computer viruses, hacking or similar disruptive problems caused by members, other internet users, other connected internet sites, and the interconnecting telecommunications networks. Such problems caused by third-parties could lead to interruptions, delays or cessation of service to our customers. Inappropriate use of the internet by third-parties could also potentially jeopardize the security of confidential information stored in our computer system, which may deter individuals from becoming customers. Such inappropriate use of the internet includes attempting to gain unauthorized access to information or systems, which is commonly known as "cracking" or "hacking." Although we have implemented security measures, such measures have been circumvented in the past by hackers on other websites on the internet, although our networks have never been breached, and there can be no assurance that any measures we implement would not be circumvented in the future. Dealing with problems caused by computer viruses or other inappropriate uses or security breaches may require interruptions, delays or cessation of service to our customers, which could have a material adverse effect on our business, financial condition and results of operations.

If we lose the services of any of our key personnel our business may suffer.

We are dependent on Mark Meller, our Chief Executive Officer, and other key employees in our operating subsidiary SWK. The loss of any of our key personnel could materially harm our business because of the cost and time necessary to retain and train a replacement. Such a loss would also divert management attention away from operational issues.

To service our debt obligations, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control. Any failure to repay our outstanding indebtedness as it matures, could materially adversely impact our business, prospects, financial condition, liquidity, results of operations and cash flows.

Our ability to satisfy our debt obligations and repay or refinance our maturing indebtedness will depend principally upon our future operating performance.

As a result, prevailing economic conditions and financial, business, legislative, regulatory and other factors, many of which are beyond our control, will affect our ability to make payments on our debt. If we do not generate sufficient cash flow from operations to satisfy our debt service obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, incurring additional debt, issuing equity or convertible securities, reducing discretionary expenditures and selling certain assets (or combinations thereof). Our ability to execute such alternative financing plans will depend on the capital markets and our financial condition at such time. In addition, our ability to execute such alternative financing plans may be subject to certain restrictions under our existing indebtedness. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants compared to those associated with any debt that is being refinanced, which could further restrict our business operations. Our inability to generate sufficient cash flow to satisfy our debt obligations, or our inability to refinance our debt obligations on commercially reasonable terms or at all, would have a material adverse effect on our business, prospects, financial condition, liquidity, results of operations and cash flows.

Computer Malware, Viruses, Hacking, Phishing Attacks and Spamming Could Harm Our Business and Results of Operations.

Computer malware, viruses, physical or electronic break-ins and similar disruptions could lead to interruption and delays in our services and operations and loss, misuse or theft of data. Computer malware, viruses, computer hacking and phishing attacks against online networking platforms have become more prevalent and may occur on our systems in the future.

Any attempts by hackers to disrupt our website service or our internal systems, if successful, could harm our business, be expensive to remedy and damage our reputation or brand. Our network security business disruption insurance may not be sufficient to cover significant expenses and losses related to direct attacks on our website or internal systems. Efforts to prevent hackers from entering our computer systems are expensive to implement and may limit the functionality of our services. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security and availability of our products and services and technical infrastructure may harm our reputation, brand and our ability to attract customers. Any significant disruption to our website or internal computer systems could result in a loss of customers and could adversely affect our business and results of operations.

We have previously experienced, and may in the future experience, service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, third-party service providers, human or software errors and capacity constraints. If our services are unavailable when customers attempt to access them or they do not load as quickly as they expect, customers may seek other services.

Some errors in our software code may only be discovered after the code has been deployed. Any errors, bugs, or vulnerabilities discovered in our code after deployment, inability to identify the cause or causes of performance problems within an acceptable period of time or difficultly maintaining and improving the performance of our platform, particularly during peak usage times, could result in damage to our reputation or brand, loss of revenues, or liability for damages, any of which could adversely affect our business and financial results.

We expect to continue to make significant investments to maintain and improve our software and to enable rapid releases of new features and products. To the extent that we do not effectively address capacity constraints, upgrade our systems as needed and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business and operating results may be harmed.

We have a disaster recovery program to transition our operating platform and data to a failover location in the event of a catastrophe and have tested this capability under controlled circumstances, however, there are several factors ranging from human error to data corruption that could materially lengthen the time our platform is partially or fully unavailable to our user base as a result of the transition. If our platform is unavailable for a significant period of time as a result of such a transition, especially during peak periods, we could suffer damage to our reputation or brand, or loss of revenues any of which could adversely affect our business and financial results.

We need to manage growth in operations to realize our growth potential and achieve our expected revenues, and our failure to manage growth will cause a disruption of our operations resulting in the failure to generate revenue and an impairment of our long-lived assets.

In order to take advantage of the growth that we anticipate in our current and potential markets, we believe that we must expand our sales and marketing operations. This expansion will place a significant strain on our management and our operational, accounting, and information systems. We expect that we will need to continue to improve our financial controls, operating procedures and management information systems. We will also need to effectively train, motivate and manage our employees. Our failure to manage our growth could disrupt our operations and ultimately prevent us from generating the revenues we expect.

In order to achieve the above-mentioned targets, the general strategies of our Company are to maintain and search for hard-working employees who are innovative and creative, as well as to keep a close eye on expansion opportunities through merger and/or acquisition.

We face risks arising from acquisitions.

We may pursue strategic acquisitions in the future. Risks in acquisition transactions include difficulties in the integration of acquired assets into our operations and control environment, difficulties in assimilating and retaining employees and intermediaries, difficulties in retaining the existing clients of the acquired entities, assumed or unforeseen liabilities that arise in connection with the acquired assets or businesses, the failure of counterparties to satisfy any obligations to indemnify us against liabilities arising from the acquired assets or businesses, and unfavorable market conditions that could negatively impact our growth expectations for the acquired assets or businesses. Fully integrating an acquired company or business into our operations may take a significant amount of time. We cannot assure you that we will be successful in overcoming these risks or any other problems encountered with acquisitions and other strategic transactions. These risks may prevent us from realizing the expected benefits from acquisitions and could result in the failure to realize the full economic value of a strategic transaction or the impairment of goodwill and/or intangible assets recognized at the time of an acquisition. These risks could be heightened if we complete a large acquisition or multiple acquisitions within a short period of time.

Risks Related to the Separation and the Distribution

SilverSun's separation into two independent, publicly traded companies is complex in nature, and unanticipated developments or changes, including changes in the law, the macroeconomic environment, competitive conditions of SilverSun's markets, regulatory approvals or clearances, the uncertainty of the financial markets and challenges in executing the Separation, could delay or prevent the completion of the proposed separation, or cause the separation to occur on terms or conditions that are different or less favorable than expected. The process of completing the proposed separation has been and is expected to continue to be time-consuming and involves significant costs and expenses. The Separation costs may be significantly higher than what we currently anticipate and may not yield a discernible benefit if the Separation is not completed or is not well-executed, or the expected benefits of the Separation are not realized. Executing the proposed Separation will also require significant amounts of management's time and effort, which may divert management's attention from operating and growing our business. Other challenges associated with effectively executing the separation include attracting, retaining and motivating employees during the pendency of the Separation and following its completion; addressing disruptions to our procurement, sales and distribution, and other operations resulting from separating SilverSun into two independent companies.

We may not realize the anticipated benefits from the Separation and the Distribution, and the Separation and the Distribution could harm our business.

We may not be able to achieve the full strategic and financial benefits expected to result from the Separation and the Distribution and our realization of such benefits may be delayed or not occur at all. The Separation and the Distribution are designed to enhance strategic and management focus, provide a distinct investment identity, and allow us to efficiently allocate resources and deploy capital. We may not achieve these and other anticipated benefits for a variety of reasons, including the following:

- the Separation and the Distribution will require significant amounts of management's time and effort, which may divert management's attention from operating and growing our business; and

- actions required to separate the respective businesses could disrupt our operations.

If we fail to achieve some or all of the benefits expected to result from the Separation and the Distribution, or if such benefits are delayed, our business could be harmed.

In connection with the Separation and the Distribution, we and SilverSun Holdings will indemnify each other for certain liabilities, we may need to divert cash to meet those obligations if we are required to act under these indemnities to SilverSun Holdings, and SilverSun Holdings may not be able to satisfy its indemnification obligations to us in the future.

Pursuant to the Separation Agreement and other agreements with SilverSun Holdings, SilverSun Holdings will agree to indemnify us for certain liabilities and we will agree to indemnify SilverSun Holdings for certain liabilities, as discussed further in "*The Separation and the Distribution.*" Payments that we may be required to provide under indemnities to SilverSun Holdings may be significant and could negatively affect our business. Third parties could also seek to hold us responsible for the liabilities that SilverSun Holdings has agreed to retain and, under certain circumstances, we may be subject to continuing contingent liabilities of SilverSun Holdings following the Separation and the Distribution that arise relating to the operations of the spun-out businesses during the time prior to the Separation and the Distribution.

SilverSun Holdings has agreed to indemnify us for such contingent liabilities. While we have no reason to expect that SilverSun Holdings will not be able to support its indemnification obligations to us, we can provide no assurance that SilverSun Holdings will be able to fully satisfy its indemnification obligations or that such indemnity obligations will be sufficient to cover our liabilities for matters which SilverSun Holdings has agreed to retain, including such contingent liabilities. Moreover, even if we ultimately succeed in recovering from SilverSun Holdings any amounts for which we are indemnified, we may be temporarily required to bear these losses ourselves. Each of these risks could have a material adverse effect on our business, operating results, and financial condition.

The one-time and ongoing costs of the Separation and the Distribution may be greater than we expect.

We will incur significant costs in connection with the Separation and the Distribution. These costs, whether incurred before or after the Separation and the Distribution, may be greater than anticipated and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We will share responsibility for certain of our and SilverSun's Holdings' income tax liabilities for tax periods ending prior to or including the Distribution Date.

In connection with the Distribution, we will enter into the Tax Matters Agreement with SilverSun Holdings which will govern our and SilverSun Holdings' rights and obligations with respect to certain pre-Distribution tax liabilities. To the extent we are responsible for any liability under the Tax Matters Agreement, there could be a material adverse impact on our business, financial condition, results of operations and cash flows in future reporting periods.

We or SilverSun Holdings may fail to perform under various transaction agreements that will be executed as part of the Separation and the Distribution.

Prior to the Distribution, we and SilverSun Holdings will enter into various transaction agreements related to the Separation and the Distribution. All of these agreements will also govern our relationship with SilverSun Holdings following the Separation and the Distribution. We will rely on SilverSun Holdings to satisfy its performance obligations under these agreements. If we or SilverSun Holdings are unable to satisfy our respective obligations pursuant to the Separation Agreement, the Tax Matters Agreement and the Employee Matters Agreement, including indemnification obligations, our business, results of operations, cash flows, and financial condition could be adversely affected.

The Distribution will be taxable to SilverSun stockholders who receive shares of SilverSun Holdings' common stock in the Distribution for U.S. federal income tax purposes.

Each U.S. Holder (as defined in the section of this information statement titled "*Material U.S. Federal Income Tax Consequences of the Distribution*") of SilverSun common stock that receives shares of SilverSun Holdings common stock in connection with the Distribution will be treated as receiving a taxable distribution in an amount equal to the fair market value of the shares of SilverSun Holdings common stock received. Such distribution generally will be taxed as a dividend to the extent of such holder's ratable share of SilverSun's current or accumulated earnings and profits (including the SilverSun's taxable gain, if any, recognized in connection with the Distribution and the Dividend), with any excess treated as a non-taxable return of capital to the extent of such holder's basis in its SilverSun common stock and any remaining excess treated as capital gain from the sale or exchange of SilverSun common stock.

Although SilverSun will be ascribing a value to the shares of SilverSun Holdings common stock in the Distribution for tax purposes, this valuation is not binding on the IRS or any other tax authority. These tax authorities could ascribe a higher valuation to those shares, particularly if shares of SilverSun Holdings common stock trade at prices significantly above the value ascribed to those shares by SilverSun in the period following the Distribution. Such higher valuation may cause a larger reduction in the tax basis of a U.S. Holder's shares of SilverSun common stock or may cause a U.S. Holder to recognize additional dividend or capital gain income.

SilverSun will not be able to advise U.S. Holders of the amount of its earnings and profits until after the end of the calendar year in which the Distribution occurs. However, SilverSun anticipates that it will recognize capital gain for U.S. federal income tax purposes in connection with the Distribution that will have the effect of increasing its earnings and profits for the year in which the Distribution occurs.

The tax consequences to you related to the Distribution will depend on your particular facts and circumstances. You are urged to consult your tax advisors as to the specific tax consequences to you. Holders who are not U.S. Holders are urged to consult with their tax advisor regarding the U.S. federal income tax consequences of the Distribution and the Dividend.

Following the Distribution, certain of our directors and employees may have actual or potential conflicts of interest because of their positions with or financial interests in SilverSun.

After the Closing, the Investors will own approximately 99.85% of SilverSun's common stock on an as-converted, as-exercised basis. Certain of our expected executive officers and directors may continue to own equity interests in SilverSun following the Distribution. These factors could create, or appear to create, potential conflicts of interest to the extent that we and SilverSun Holdings face decisions that could have different implications for the two companies. For example, potential conflicts of interest could arise in connection with the resolution of any dispute that may arise between SilverSun Holdings and us regarding the terms of the agreements governing the Separation and the relationship thereafter between the companies.

Risks Related to Our Securities

The market price of our common stock is likely to be volatile and could subject us to litigation.

The market price of our common stock has been and is likely to continue to be subject to wide fluctuations. Factors affecting the market price of our common stock include:

- variations in our operating results, earnings per share, cash flows from operating activities, deferred revenue, and other financial metrics and non-financial metrics, and how those results compare to analyst expectations;
- issuances of new stock which dilutes earnings per share;
- forward looking guidance to industry and financial analysts related to future revenue and earnings per share;
- the net increases in the number of customers and customers paying subscriptions, either independently or as compared with published expectations of industry, financial or other analysts that cover our company;
- changes in the estimates of our operating results or changes in recommendations by securities analysts that elect to follow our common stock;
- announcements of technological innovations, new services or service enhancements, strategic alliances or significant agreements by us or by our competitors;
- announcements by us or by our competitors of mergers or other strategic acquisitions, or rumors of such transactions involving us or our competitors;
- announcements of customer additions and customer cancellations or delays in customer purchases;
- recruitment or departure of key personnel; and
- trading activity by a limited number of stockholders who together beneficially own a majority of our outstanding common stock.

In addition, if the stock market in general experiences uneven investor confidence, the market price of our common stock could decline for reasons unrelated to our business, operating results or financial condition. The market price of our common stock might also decline in reaction to events that affect other companies within, or outside, our industries even if these events do not directly affect us. Some companies that have experienced volatility in the trading price of their stock have been the subject of securities class action litigation. If we are to become the subject of such litigation, it could result in substantial costs and a diversion of management's attention and resources.

We currently have a limited trading volume, which results in higher price volatility for, and reduced liquidity of, our common stock.

There has been limited trading of our common stock since we began trading on the NASDAQ Capital Market ("NASDAQ") in April 2017, meaning that the number of persons interested in purchasing our common stock at or near ask prices at any given time may be relatively small or non-existent. This situation is attributable to a number of factors, including the fact that we are a smaller reporting company that is relatively unknown to stock analysts, stockbrokers, institutional investors and others in the investment community who generate or influence sales volume. Even in the event that we come to the attention of such persons, they would likely be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we become more seasoned and viable. As a consequence, our stock price may not reflect an actual or perceived value. Also, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer that has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. A broader or more active public trading market for our common shares may not develop or if developed, may not be sustained. Due to these conditions, you may not be able to sell your shares at or near ask prices or at all if you need money or otherwise desire to liquidate your shares.

Although our shares have been approved for listing on the NASDAQ, our shares may be subject to potential delisting if we do not meet or continue to maintain the listing requirements of the NASDAQ.

Our shares have been approved for and are currently trading on NASDAQ; however Nasdaq has rules for continued listing, including, without limitation, minimum market capitalization and other requirements. Failure to maintain our listing, or delisting from Nasdaq, would make it more difficult for shareholders to dispose of our common stock and more difficult to obtain accurate price quotations on our common stock. This could have an adverse effect on the price of our common stock. Our ability to issue additional securities for financing or other purposes, or otherwise to arrange for any financing we may need in the future, may also be materially and adversely affected if our common stock is not traded on a national securities exchange.

In order to raise sufficient funds to expand our operations, we may have to issue additional securities at prices which may result in substantial dilution to our shareholders.

If we raise additional funds through the sale of equity or convertible debt, our current stockholders' percentage ownership will be reduced. In addition, these transactions may dilute the value of our common shares outstanding. We may also have to issue securities that may have rights, preferences and privileges senior to our common stock.

Possible adverse effect of issuance of preferred stock.

Our Certificate of Incorporation authorizes the issuance of 1,000,000 shares of preferred stock, of which all shares are available for issuance, with designations, rights and preferences as determined from time to time by the Board of Directors. As a result of the foregoing, the Board of Directors can issue, without further shareholder approval, preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of Common Stock. The issuance of preferred stock could, under certain circumstances, discourage, delay or prevent a change in control of the Company.

Our stock price could fall and we could be delisted from the NASDAQ in which case U.S. Broker-Dealers may be discouraged from effecting transactions in shares of our common stock because they may be considered penny stocks and thus be subject to the penny stock rules.

The SEC has adopted a number of rules to regulate "penny stock" that restricts transactions involving stock which is deemed to be penny stock. Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Securities and Exchange Act of 1934, as amended. These rules may have the effect of reducing the liquidity of penny stocks. "Penny stocks" generally are equity securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges or quoted on the NASDAQ Stock Market if current price and volume information with respect to transactions in such securities is provided by the exchange or system). Our securities have in the past constituted, and may again in the future constitute, "penny stock" within the meaning of the rules. The additional sales practice and disclosure requirements imposed upon U.S. broker-dealers may discourage such broker-dealers from effecting transactions in shares of our common stock, which could severely limit the market liquidity of such shares and impede their sale in the secondary market.

A U.S. broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the "penny stock" regulations require the U.S. broker-dealer to deliver, prior to any transaction involving a "penny stock", a disclosure schedule prepared in accordance with SEC standards relating to the "penny stock" market, unless the broker-dealer or the transaction is otherwise exempt. A U.S. broker-dealer is also required to disclose commissions payable to the U.S. broker-dealer and the registered representative and current quotations for the securities. Finally, a U.S. broker-dealer is required to submit monthly statements disclosing recent price information with respect to the "penny stock" held in a customer's account and information with respect to the limited market in "penny stocks".

Stockholders should be aware that, according to SEC, the market for "penny stocks" has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, resulting in investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 1C. Cybersecurity

The secure processing, maintenance and transmission of sensitive data, including confidential and other proprietary information about our business and our employees, customers, suppliers and business partners, is important to our operations and business strategy. As a result, cybersecurity, data classification and data protection are key components of our long-term strategy.

We regularly assess risks from cybersecurity threats, monitor our information systems for potential vulnerabilities, and test those systems pursuant to our cybersecurity policies, processes, and practices, which are integrated into our overall risk management program. To protect our information systems from cybersecurity threats, we use various security tools that are designed to help identify, escalate, investigate, resolve, and recover from cybersecurity incidents in a timely manner. Our security operations team ("SOT"), which is comprised of internal security professionals and reports to the Chief Information Officer ("CIO") of SWK, has first line responsibility for our cybersecurity risk management processes as they relate to day-to-day operations. Our audit and compliance team ("ACT"), which is comprised of a team lead and the CIO, has second line responsibility and works in partnership with our executive leadership team ("ELT") and other internal teams to coordinate efforts, priorities and oversight. Our ACT assesses cybersecurity threats and risks based on probability and potential impact to key business systems and processes. Threats and risks that can cause major damage or service impact that the ACT considers high are incorporated into our overall risk management program. The ACT develops a mitigation plan for each identified high threat and risk and reports its progress with respect to mitigation of such threats and risks to the Technology Risk Management Committee, which is part of our ELT and consists of both management-level employees and members of the SilverSun board of directors; such high-level cybersecurity threats and risks are tracked as part of our overall risk management program.

We collaborate with third parties to assess the effectiveness of our cybersecurity incident prevention and response systems and processes as our SOT deems necessary or appropriate. These include cybersecurity assessors, consultants, and other external cybersecurity experts to assist in the identification, verification, and validation of cybersecurity threats and risks, as well as to support associated mitigation plans when necessary. Our SOC Type 2 audit, completed in September 2023, attests to the effectiveness of our security and risk management controls. We have also developed a third-party cybersecurity risk management process to conduct due diligence on external entities critical to our ongoing business operations, including those that perform cybersecurity services.

We sponsor a multi-faceted security awareness program that includes regular, mandatory trainings for our personnel on data protection and malware detection, policy and process awareness, periodic phishing simulations and other kinds of preparedness testing including disaster recovery exercises.

We maintain a cross-functional cybersecurity incident response plan with defined roles, responsibilities and reporting protocols. This plan, which we evaluate and test on a regular basis, focuses on responding to and recovering from any significant cybersecurity incident as well as mitigating any impact from such incidents on our business. Generally, when a cybersecurity incident or suspected cybersecurity incident is identified, the SOT would escalate the issue to the ACT for initial analysis and guidance. In the event of a significant cybersecurity incident, the ELT would typically be tasked with preparing an initial response. The ELT, with support from the ACT, would be responsible for determining whether a particular cybersecurity incident (alone or in combination with other factors) triggers any reporting or notification responsibilities under applicable law or regulation or pursuant to any contractual obligation.

The ACT, in consultation with the ELT and other members of senior management, updates its strategy at least annually to account for changes in our business strategy, legal and regulatory developments across our geographic footprint, the results of our recent EGS initiatives, and further developments in the cybersecurity threat landscape. In addition, we periodically engage a third-party provider to conduct an external assessment of our cybersecurity program. The results of this assessment, which are reported to the board of directors, assist us in determining whether any further changes to our existing policies and practices are warranted.

As indicated above, we engage third-party providers to assist us with our cybersecurity risk management and strategy. Some of these providers provide us with ongoing assistance (such as threat monitoring, mitigation strategies, updates on emerging trends and developments and policy guidance) while we engage others to provide targeted assistance (such as security and forensic expertise) as needed. Prior to exchanging any sensitive data or integrating with any key third-party provider, we assess their cybersecurity fitness against our risk posture and request changes as we deem necessary.

As of December 31, 2023, we have not identified any risks from cybersecurity threats (including any previous cybersecurity incidents) that have materially affected, or are reasonably likely to materially affect, the Company, including our business strategy, our results of operations or our financial condition. For a discussion of risks from cybersecurity threats that could be reasonably likely to materially affect us, please see our Risk Factors discussion under the headings "Risks Relating to our Business - If there are events or circumstances affecting the reliability or security of the internet, access to our website and/or the ability to safeguard confidential information could be impaired causing a negative effect on the financial results of our business operations" and "Risks Relating to our Business - Computer Malware, Viruses, Hacking, Phishing Attacks and Spamming Could Harm Our Business and Results of Operations" in this Form 10-K.

Governance

Board Oversight. Currently, our board of directors oversees our risk management program, including with respect to material cybersecurity threats and associated risk exposures. The ACT reports to the board of directors semiannually on information security and data privacy and protection. These presentations address a wide range of topics, including trends in cybersecurity threats and the status of initiatives intended to bolster our cyber security systems and the cyber readiness of our personnel.

Our board of directors oversees our risk management process, including as it pertains to material risks from cybersecurity threats, directly and through its committees. Board of directors' meetings include discussions of specific risk areas throughout the year, including, among others, those relating to cybersecurity threats, and reports from the CIO on our enterprise risk profile on an annual basis. The board of directors reviews our cybersecurity risk profile with management on a periodic basis using key performance and/or risk indicators. These key performance indicators are metrics and measurements designed to assess the effectiveness of our cybersecurity program in the prevention, detection, mitigation, and remediation of cybersecurity incidents. The board of directors plans, however, to delegate to its Audit Committee in the near future specific responsibility for overseeing our risk management program, which focuses on the most significant risks we face in the short-, intermediate-, and long-term timeframe, including specific responsibility for overseeing material cybersecurity risk exposures. Specifically, the Audit Committee will be responsible for establishing risk tolerance guidelines around our cybersecurity posture, risk assessment, strategy and mitigation and for making recommendations related to the protection or privacy of our critical systems and data, and will take over the board of directors' functions in this regard as described above. The board of directors will continue to meet, at least annually, with members of our ACT to review and discuss our cybersecurity program, including areas of material risk and how these risks, which may include cybersecurity risk, are being managed and reported to the board of directors and its committees.

Management's Role. Our ELT team is composed of several support teams that address and respond to cyber risk, including cyber risks related to security architecture and engineering, identity and access management and security operations. The ACT oversees compliance with our cybersecurity framework within the organization and facilitates cybersecurity risk management activities throughout the organization. The ACT also assists with the review and approval of policies, completes benchmarking against applicable standards, maintains a cyber risk registrar and oversees the security awareness program.

Our ACT reports to our CIO. Our CIO reports to our CTO who in turn, reports to our CEO who, in turn, reports to our Board of Directors. Our CIO has 30 years of experience in leading global security functions and strategies. Collectively, the other members of our ACT and SOT relevant education and experience and maintain a wide range of industry certifications. We invest in regular, ongoing cybersecurity training for our ACT and SOT.

Item 2. Properties

On March 1, 2017, the Company entered into a new operating lease agreement for its main office located at 120 Eagle Rock Avenue, East Hanover, NJ 07936. The main office premises consist of 5,129 square feet of office space at a monthly rent starting at $8,762 and escalating to $10,044 per month by the end of the term April 30, 2024. On January 3, 2024, the Company extended its lease for two years ended April 30, 2026. Monthly base rent will be $10,258 for the first year and $10,471 for the second year.

The Company leased 3,422 square feet of office space in Greensboro, NC with a monthly rent of $4,182 a month. The lease expired February 28, 2017 and was extended after reducing the rental space to 2,267 square feet at a monthly rent of $2,765 per month. The extension expired February 28, 2020 and was renewed for a term of three years at a rate of $3,022 per month. The Company vacated the premises on February 28, 2023.

The Company leases office space in Sisters, OR with a monthly rent of $720. The lease expired on November 30, 2019 and is being rented on a month-to-month basis.

The Company leases 2,105 square feet of office space in Phoenix, AZ starting at $1,271 and escalating to $2,982 per month by the end of the term September 30, 2020. On June 25, 2020, the Company signed an extension to a lease for 2,105 square feet of space in Phoenix, Arizona. The lease begins October 1, 2020 and terminates September 30, 2023 with a monthly rent of $3,026 escalating to $3,201 per month in the third year. On June 2, 2023, the Company extended the lease for an additional three years expiring September 30, 2026 with monthly rent of $3,245 escalating to $3,421 in the third year.

Our leased space is utilized for office purposes and it us our belief that the space is adequate for our immediate needs. Additional space may be required as we expand our business activities. We do not foresee any significant difficulties in obtaining additional facilities if deemed necessary.

Item 3. Legal Proceedings

We are not currently involved in any litigation that we believe could have a material adverse effect on our financial condition or results of operations. Other than indicated below, to our knowledge, there is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the executive officers of our Company our subsidiaries, threatened against or affecting our Company, our common stock, our subsidiaries or of our Company's or our Company's subsidiaries' officers or directors in their capacities as such, in which an adverse decision could have a material adverse effect.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

(a) Market Information

The Company's Common is listed and is traded on the Nasdaq Capital Market under the symbol "SSNT".

(b) Holders of Common Equity

As of March 13, 2024, there were approximately 850 stockholders of record. An additional number of stockholders are beneficial holders of our Common Stock in "street name" through banks, brokers and other financial institutions that are the record holders.

(c) Dividend Information

On August 4, 2023, the Board of Directors approved the payment of a $0.20 special cash dividend per share of Common Stock to shareholders of record August 18, 2023. The dividend was paid on August 25, 2023. No dividends were approved or paid for the year ended December 31, 2022.

The declaration of any future cash dividends is at the discretion of our board of directors and depends upon our earnings, if any, our capital requirements and financial position, our general economic conditions, and other pertinent conditions.

Unregistered Equity Securities

There were no unregistered sales of the Company's equity securities during 2023 that were not previously disclosed in a Quarterly Report on Form 10-Q or in a Current Report on Form 8-K.

Transfer Agent

Our transfer agent is Pacific Stock Transfer Company at 6725 Via Austi Pkwy, Suite 300, Las Vegas, NV 89119.

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

This annual report on Form 10-K and other reports filed by SilverSun Technologies, Inc. and its wholly owned subsidiaries, SWK Technologies, Inc., Secure Cloud Services, Inc., Critical Cyber Defense Corp., and SilverSun Technologies Holdings, Inc. (together the "Company", "we", "our", and "us") from time to time with the U.S. Securities and Exchange Commission (the "SEC") contain or may contain forward-looking statements and information that are based upon beliefs of, and information currently available to, the Company's management as well as estimates and assumptions made by Company's management. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date hereof. When used in the filings, the words "anticipate," "believe," "estimate," "expect," "future," "intend," "plan," or the negative of these terms and similar expressions as they relate to the Company or the Company's management identify forward-looking statements. Such statements reflect the current view of the Company with respect to future events and are subject to risks, uncertainties, assumptions, and other factors, including the risks contained in the "Risk Factors" section of the Annual Report on Form 10-K, relating to the Company's industry, the Company's operations and results of operations, and any businesses that the Company may acquire. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may differ significantly from those anticipated, believed, estimated, expected, intended, or planned.

Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance, or achievements. Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results.

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). These accounting principles require us to make certain estimates, judgments, and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements as well as the reported amounts of revenues and expenses during the periods presented. Our consolidated financial statements would be affected to the extent there are material differences between these estimates and actual results. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management's judgment in its application. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result. The following discussion should be read in conjunction with our consolidated financial statements and notes thereto appearing elsewhere in this report.

<u>Overview</u>

SilverSun Technologies, Inc. is engaged in providing transformational business management applications and technologies and professional consulting services to small and medium size companies, primarily in the manufacturing, distribution and service industries.

We are executing a multi-pronged business strategy centered on recurring revenue, customer retention and on rapidly increasing the size of our installed customer base. The growth of our customer base is accomplished via our traditional marketing programs and acquisitions. After a customer is secured, our strategy is to up-sell and cross-sell, providing the customer with advanced technologies and third-party add-ons that help them digitally transform their business. These add-on products could include application hosting, cybersecurity, warehouse management, human capital management, payment automation, sales tax compliance or any number of other products or services that we represent. Many of these incremental products and services are billed on a subscription basis, often paying monthly for the service, which increases our monthly recurring revenue ("MRR"). This strategy increases the average revenue per customer, which facilitates our continued growth, and reduces our cost of customer acquisition, which enhances our profitability profile.

Our core strength is rooted in our ability to discover and identify the driving forces of change that are affecting - or will affect - businesses in a wide range of industries. We invest valuable time and resources to fully understand how technology is transforming the business management landscape and what current or emerging innovations are deserving of a clients' attention. By leveraging this knowledge and foresight, our growing list of clients are empowered with the means to more effectively manage their businesses; to capitalize on real-time insight drawn from their data resources; and to materially profit from enhanced operational functionality, process flexibility and expedited process execution.

We are a business application, technology and consulting company providing strategies and solutions to meet our clients' information, technology and business management needs. Our services and technologies enable customers to manage, protect and monetize their enterprise assets whether on-premise or in the cloud. As a value-added reseller of business application software, we offer solutions for accounting and business management, financial reporting, Enterprise Resource Planning ("ERP"), Human Capital Management ("HCM"), Warehouse Management Systems ("WMS"), Customer Relationship Management ("CRM"), and Business Intelligence("BI").

Additionally, we have our own development staff building software solutions for various ERP enhancements. Our value-added services focus on consulting and professional services, specialized programming, training, and technical support. We have a dedicated Information Technology ("IT") network services practice that provides managed services, Infrastructure-as-a-Service, cybersecurity, application hosting, disaster recovery, business continuity, cloud and other services. Our customers are nationwide, with concentrations in the New York/New Jersey metropolitan area, Arizona, Connecticut, Southern California, North Carolina, Washington, Oregon and Illinois.

As Microsoft Certified Systems Engineers and Microsoft Certified Professionals, our staff offers a host of mission critical services, including cybersecurity, business continuity, disaster recovery, application hosting, remote network monitoring, server implementation, support and assistance, and technical design of network infrastructure, among other services. We compete with numerous large and small companies in this market sector, both nationally and locally.

Distinguished as one of the largest Acumatica and Sage Software practices in North America, we resell enterprise resource planning software published by both Acumatica and Sage, which addresses the financial accounting requirements of small- and medium-size businesses focused on manufacturing and distribution. We also offer services related to these sales, including design, installation, implementation, support and training. These product sales are primarily packaged software programs installed on a user workstation, on a local area network server, or in a hosted environment. The programs perform and support a wide variety of functions related to accounting, including financial reporting, accounts payable, accounts receivable and inventory management.

We employ consultants and host formal, topic-specific, training classes, both remotely and on-site at our clients' facilities. Our consultants must pass annual subject matter examinations required by the software publisher to retain their product-based teaching certifications. We also provide end-user technical support services through our support/help desk, which is available during normal business hours, Monday through Friday. Our team of qualified product and technology consultants assist customers that contact us with questions about product features, functions, usability issues and configurations. The support/help desk offers services in a variety of ways, including prepaid services, time and materials billed as utilized and annual support contracts. Our customers can communicate with our support/help desk through email, chat, telephone and fax channels.

Led by specialized project managers, we provide professional services ranging from software customization to data migration to small- and medium-size business consulting.

We also are resellers of the WMS software, which develops warehouse management software for middle market distributors. The primary purpose of a WMS is to control the movement and storage of materials within an operation and process the associated transactions. Directed picking, directed replenishment, and directed put-away are the key to WMS. The detailed setup and processing within a WMS can vary significantly from one software vendor to another. However, the basic WMS will use a combination of item, location, quantity, unit of measure and order information to determine where to stock, where to pick, and in what sequence to perform these operations. The WMS software improves accuracy and efficiency, streamlines materials handling, meets retail compliance requirements, and refines inventory control. WMS also works as part of a complete operational solution by integrating seamlessly with RF hardware, accounting software, shipping systems and warehouse automation equipment. We market the WMS solution to our new and existing medium-sized business clients.

Investing in the acquisition of other companies and proprietary business management solutions has been an important growth strategy for our Company, allowing us to rapidly expand into new geographic markets and create new and exciting profit centers. To date, we have completed a series of strategic ventures that have served to fundamentally strengthen our Company's operating platform and materially expand our footprint to nearly every U.S. state. More specifically, over the past fifteen years, we have outright acquired select assets of or entered into revenue sharing agreements with Business Tech Solutions Group, Inc.; Wolen Katz Associates; AMP-BEST Consulting, Inc.; IncorTech; Micro-Point, Inc.; HighTower, Inc.; Point Solutions, LLC; SGEN, LLC., ESC, Inc., 2000 SOFT, Inc., Productive Tech Inc., The Macabe Associates, Oates & Co; Pinsight Technology, Inc.; Info Sys Management, Inc., Nellnube, Inc., Partners in Technology Inc., Prairie Technology Solutions Group, Inc., Computer Management Services, LLC, Business Software Solutions, PeopleSense, Inc., Dynamic Tech Services, Inc. and NEO3, LLC. On November 13, 2023, SWK entered into an Asset Purchase Agreement with JCS Computer Resource Corporation ("JCS"), an Illinois corporation pursuant to which SWK acquired from JCS certain assets (the "*Acquired Assets*") related to the component of JCS' business devoted to being a value-added reseller of Sage 100, Sage 50, and QuickBooks software, together with ancillary consulting services related thereto.

Additionally, it is our intention to continue to increase our business by seeking additional opportunities through potential acquisitions, revenue sharing arrangements, partnerships or investments. Such acquisitions, revenue sharing arrangements, partnerships or investments may consume cash reserves or require additional cash or equity. Our working capital and additional funding requirements will depend upon numerous factors, including: (i) strategic acquisitions or investments; (ii) an increase to current company personnel; (iii) the level of resources that we devote to sales and marketing capabilities; (iv) technological advances; and (v) the activities of competitors.

As discussed above (see Recent Events - Merger), on September 29, 2022, SilverSun entered into a definitive agreement and plan of merger (the "*Rhodium Merger Agreement*") by and among SilverSun, Rhodium Enterprises Acquisition Corp, Rhodium Enterprises Acquisition LLC and Rhodium Enterprises, Inc., an industrial-scale digital asset technology company utilizing proprietary technologies to mine bitcoin. On October 13, 2023, SilverSun terminated the Rhodium Merger Agreement

On December 3, 2023, SilverSun entered into an Investment Agreement (as it may be amended or supplemented, the "*Investment Agreement*"), with Jacobs Private Equity II, LLC, a Delaware limited liability company ("*JPE*"), and the other investors party thereto (the "*Other Investors*," and together with JPE, the "*Investors*"), providing for an aggregate investment by the Investors of $1,000,000,000 in cash in SilverSun, including $900,000,000 from JPE (the "*Equity Investment*"). The Investment Agreement has been unanimously approved by the SilverSun board of directors. Following the closing (the "*Closing*") of the Equity Investment (together with all of the other transactions contemplated by the Investment Agreement), JPE will become the controlling stockholder of SilverSun, and Brad Jacobs, the Managing Member of JPE, will become Chairman of the SilverSun board of directors and Chief Executive Officer of SilverSun (see "Recent Events" above for more detail).

Results of Operations

Revenues

Revenues for the year ended December 31, 2023 increased $9,531,665 (21.2%) to $54,516,941 as compared to $44,985,276 for the year ended December 31, 2022. This increase is mostly attributed to increases in professional consulting services and software.

Software sales increased by $2,329,411 (19.8%) to $14,110,773 in 2023 from $11,781,362 in 2022. The increase is primarily attributable to an increase in our ERP software sales, especially for Acumatica and Sage Intacct.

Service revenue increased by $7,202,254 (21.7%) to $40,406,168 in 2023 from $33,203,914 in 2022. This increase is mainly attributed to the increase in professional services, especially for our Acumatica, Sage 100, and Sage Intacct products, as well as an increase in revenue in our hosting services. Recruiting in 2022 was a difficult challenge, but our efforts to increase our consulting staff with additional resources, as well as system improvements, has yielded a positive result in our financial performance. We have also utilized some outside contractors to assist in projects because of our growth.

Gross Profit

Gross profit for the year ended December 31, 2023 increased $3,653,073 (20.3%) to $21,613,809, as compared to $17,960,736 for the year ended December 31, 2022. For the year ended December 31, 2023, the overall gross profit percentage was 39.6%, as compared to 39.9% for the year ended December 31, 2022.

The gross profit attributed to software sales increased $894,448 (19.0%) to $5,598,006 for 2023 from $4,703,558 in 2022, which is due mostly to the increased volume of software sold. For the year ended December 31, 2023, the gross profit percentage for software was 39.7%, as compared to 39.9 % for the year ended December 31, 2022. While revenues may decrease because of the shift to a subscription-based business model, our margins will, for the most part, not significantly change. The mix of products being sold by the Company changes from time to time, which can cause the overall gross margin percentage to vary.

The gross profit attributed to services increased $2,758,625 (20.8%) to $16,015,803 for 2023 from $13,257,178 in 2022. This increase is attributed to revenue increases in professional services and application hosting. For the year ended December 31, 2023 the gross profit percentage for services was 39.6% as compared to 39.9% for the year ended December 31, 2022. This change in gross profit percentage is mostly due to higher costs associated with increasing pay and benefits to employees to retain and recruit their services and to address inflationary pressures in the overall economy, plus the training of new employees, who were hired to accommodate our growth, and who are not as yet as billable as our more experienced team.

Operating Expenses

Selling and marketing expenses increased $1,107,474 (14.3%) to $8,852,739 for the year ended December 31, 2023, as compared to $7,745,265 for the year ended December 31, 2022. This increase is primarily due to increased salary increases, new personnel, higher commissions to employees as a result of the increased revenues, as well as increased travel expenses associated with attendance at trade shows and conferences.

General and administrative expenses increased $745,532 (7.9%) to $10,217,157 for the year ended December 31, 2023, as compared to $9,471,625 for the year ended December 31, 2022. This increase is a result of salary increases and increased accrued compensation, travel and entertainment, professional and license fees, offset partially by a decrease in credit card fees, lower rent and recruitment expenses.

Share-based compensation decreased $138,763 (77.0%) to $41,497 for the year ended December 31, 2023, as compared to $180,260 for the year ended December 31, 2022. The decrease is primarily due to the issuance of certain stock options in 2021 that were all expensed as these stock options were immediately vested.

Depreciation and amortization expense for the year ended December 31, 2023 was $828,157 as compared to $948,965 for the year ended December 31, 2022. This $120,808 (12.7%) increase is primarily due to the additional amortization of intangible assets related to the new acquisitions.

Income (Loss) from Operations

As a result of the above, the Company had net income from operations of $1,674,259 for the year ended December 31, 2023, as compared to a loss from operations of $385,379 for the year ended December 31, 2022.

Other Expense

For the year ended December 31, 2023, the Company incurred other expense of $2,986,107 related to the termination of the Agreement and Plan of Merger dated as of September 29, 2022 (Notes 15 and Note 2). The Company charged to expense all previously deferred deal related expenses in the amount of $2,986,107. These expenses are recorded as Deal Costs in the accompanying statement of operations in Other Expense.

(Loss) Before Taxes

As a result of the above, the Company had a loss before taxes of $1,367,514 for the year ended December 31, 2023 as compared to a loss before taxes in the amount of $474,403 for the year ended December 31, 2022.

Income Taxes

For the year ended December 31, 2023, the Company recorded tax benefit of $297,419, primarily as a result of the loss for the year.

For the year ended December 31, 2022, the Company recorded a tax benefit of $192,184, primarily as a result of the loss for the year.

State provision requirements were calculated based on the estimated tax rate. The Federal effective rate is higher than the statutory rate primarily due to the non-cash share-based compensation related to the issuance of stock options which are not tax deductible.

Net (Loss) Income

As a result of the above, the Company generated a net loss of $1,070,095 for the year ended December 31, 2023, as compared to a net loss of $282,219 for the year ended December 31, 2022.

Liquidity and Capital Resources

The uncertainty on the economy continues to create uncertainty for the Company in the coming months and quarters. While our Company has not been significantly impacted because of this uncertainty, the potential negative impact on our business, in the future, is impossible to determine at this point, although it is likely that we could suffer negative consequences as many companies go out of business or decrease their technology spending. As such, we need to rely on our own limited resources to weather any economic downturn. Management will continue to monitor developments, explore various cost-cutting measures, and explore other sources of funding, but there is no guarantee we will be successful in doing so.

The Company currently has no line of credit or other credit facility with any lender.

We are currently seeking additional operating income opportunities through potential acquisitions or investments. Such acquisitions or investments may consume cash reserves or require additional cash or equity. Our working capital and additional funding requirements will depend upon numerous factors, including: (i) strategic acquisitions or investments; (ii) an increase in current company personnel; (iii) the level of resources that we devote to sales and marketing capabilities; (iv) technological advances; and (v) the activities of competitors.

In addition to developing new products, obtaining new customers and increasing sales to existing customers, management plans to increase its business and profitability by entering into collaboration agreements, buying assets, and acquiring companies in the business software and information technology consulting and other markets with solid revenue streams and established customer bases that generate positive cash flow. We continue to seek these opportunities.

At December 31, 2023, future payments of promissory notes are as follows over each of the next four fiscal years:

2024	$	701,749
2025		600,403
2026		393,863
Total	$	1,696,015

The Company's working capital was $273,762 at December 31, 2023 as compared to $2,946,349 at December 31, 2022 mostly due to lower deferred charges, lower prepaid expenses and other current assets and cash offset partially by the decrease in deferred revenues.

During the year ended December 31, 2023, the Company had a net decrease in cash of $1,865,335. The Company's principal sources and uses of funds were as follows:

Cash provided by operating activities:

The Company provided $583,805 in cash for operating activities for the year ended December 31, 2023, as compared to providing $2,038,392 of cash from operating activities for the year ended December 31, 2022. This decrease in cash provided by operations is primarily because of the increase in loss before taxes as a result of the deal costs and the decrease in deferred revenues offset partially by the increase in deferred charges.

Cash used in investing activities:

Investing activities for the year ended December 31, 2023 used cash of $399,416, as compared to using $188,742 of cash for the year ended December 31, 2022. This increase in cash used is due primarily to an increase in amounts required to acquire businesses or assets as well as higher purchases of property and equipment.

Cash used in financing activities:

For the year ended December 31, 2023 financing activities used cash of $2,049,724 as compared to using cash of $655,134 for the year ended December 31, 2022. The increase in cash used is a result of the cash dividend paid to shareholders in August 2023 as well as increase in payments of long-term debt.

The Company believes that as a result of the growth in business, and the funds on hand, it has adequate liquidity to fund its operating plans for at least the next twelve months, provided, however, that the Company cannot currently quantify the recent economic uncertainty and its effects on the business in the coming quarters. The Company does not anticipate any major capital expenditures in the near future.

For the year ended December 31, 2023, inflation has impacted the Company's profitability, as it has resulted in increased costs necessary to recruit and retain personnel. As the Company returns back to its pre-Covid marketing and trade show schedules, the higher costs of travel and meals will also have a negative impact on the Company's profitability.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. generally accepted accounting principles, which require our management to make estimates that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the balance sheet dates, as well as the reported amounts of revenues and expenses during the reporting periods. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on our own historical experience and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates on an ongoing basis.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. There are items within our financial statements that require estimation but are not deemed critical, as defined above.

For a detailed discussion of our significant accounting policies and related judgments, see Note 2 of the Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data" of this report.

Off Balance Sheet Arrangements

During fiscal 2023, we did not engage in any material off-balance sheet activities or have any relationships or arrangements with unconsolidated entities established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Further, we have not guaranteed any obligations of unconsolidated entities, nor do we have any commitment or intent to provide additional funding to any such entities.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We do not hold any derivative instruments and do not engage in any hedging activities.

Item 8. Financial Statements and Supplementary Data

Our consolidated financial statements are contained in pages F-1 through F-31, which appear at the end of this Annual Report on Form 10-K.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There are no reportable events under this item for the year ended December 31, 2023.

Item 9A. Controls and Procedures

(a) Evaluation of Disclosure and Control Procedures

As of the end of the period covered by this Annual Report on Form 10-K, the Company's management evaluated, with the participation of the Company's principal executive officer and principal financial officer, the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based upon that evaluation, the Company's principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective in ensuring that information required to be disclosed by the company in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and is accumulated and communicated to our management, including the Company's principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934). The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that:

• Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets;

• Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that the Company's receipts and expenditures are being made only in accordance with authorizations of the Company's management and directors; and

• Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on our financial statements.

As of the end of the period covered by this Annual Report on Form 10-K, the Company's management evaluated, with the participation of its principal executive officer and principal financial officer, the effectiveness of the Company's internal control over financial reporting. This evaluation was conducted using the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013. Based upon that evaluation, the Company's management concluded that its internal control over financial reporting was effective as of December 31, 2023.

Pursuant to the rules of the SEC, the Company's management's report on internal control over financial reporting is furnished with this Annual Report on Form 10-K and shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act of 1933 or Securities Exchange Act of 1934.

This Annual Report on Form 10-K does not include an attestation report of the Company's independent registered public accounting firm regarding the Company's internal control over financial reporting. The Company's management's report on internal control over financial reporting was not subject to attestation by the Company's independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permits the Company to provide only the Company's management's report on internal control over financial reporting in this Annual Report on Form 10-K.

(c) Changes to Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during our fourth quarter ended December 31, 2023, or in other factors that could significantly affect these controls, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

Item 10. Directors, Executive Officers and Corporate Governance

Directors and Executive Officers

The following table and biographical summaries set forth information, including principal occupation and business experience, about our directors and executive officers at March 13, 2024:

Name	Age	Position	Officer and/or Director Since
Mark Meller	64	Chairman, President, Chief Executive Officer and Director	2003
Joseph Macaluso	72	Chief Financial Officer	2021
Stanley Wunderlich	76	Director	2011
Kenneth Edwards	65	Director	2021
John Schachtel	62	Director	2017

Board Diversity Matrix

The table below provides an enhanced disclosure regarding the diversity of the members of our Board of Directors. Each of the categories listed in the below table has the meaning as it is used in Nasdaq Rule 5605(f).

Board Diversity Matrix (As of March 13, 2024)				
Board Size:				
Total Number of Directors	**4**			
	Male	**Female**	**Non-Binary**	**Gender Undisclosed**
Part I: Gender Identity				
Number of directors base on gender identity	4			
Part II: Demographic Background				
African American or Black	1			
Asian				
Hispanic or Latinx				
Native Hawaiian or Pacific Islander				
White	3			
Two or More Race or Ethnicities				
LGBTQ+				
Did not Disclose Demographic Background				

The following sets forth certain information about each of our directors and executive officers:

Mark Meller, Chief Executive Officer, President, Director

Mr. Mark Meller has been the President and Director of the Company since September 15, 2003 and was further appointed Chief Executive Officer on September 1, 2004. He became Chairman of the Board on May 10, 2009. Mr. Meller is currently the President, Chief Executive Officer and Chairman of the Board of Directors. From September 2003 through January 2015, he was Chief Financial Officer of the Company. From October 2004 until February 2007, Mr. Meller was the President, Chief Executive Officer, Chief Financial Officer and Director of Deep Field Technologies, Inc. From December 15, 2004 until September 2009, Mr. Meller was the President, Chief Executive Officer, Chief Financial Officer and Director of MM2 Group, Inc. From August 29, 2005 until August 2006, Mr. Meller was the President, Chief Executive Officer and Chief Financial Officer of iVoice Technology, Inc. From 1988 until 2003, Mr. Meller was Chief Executive Officer of Bristol Townsend and Co., Inc., a New Jersey based consulting firm providing merger and acquisition advisory services to middle market companies. From 1986 to 1988, Mr. Meller was Vice President of Corporate Finance and General Counsel of Crown Capital Group, Inc, a New Jersey based consulting firm providing advisory services for middle market leveraged buy-outs (LBO's). Prior to 1986, Mr. Meller was a financial consultant and practiced law in New York City. He is a member of the New York State Bar.

Mr. Meller has a B.A. from the State University of New York at Binghamton and a J.D. from the Boston University School of Law.

In evaluating Mr. Meller's specific experience, qualifications, attributes and skills in connection with his appointment to our board, we took into account his experience in the industry and his knowledge of running and managing the Company.

Joseph Macaluso, Chief Financial Officer

Joseph Macaluso has over 30 years of experience in financial management. Mr. Macaluso has served as Chairman of the Audit Committee and a Director of the Company since 2015 before becoming its Chief Financial Officer on January 4, 2021. Mr. Macaluso has been the Principal Accounting Officer of Tel-Instrument Electronics Corp., a developer and manufacturer of avionics test equipment for both the commercial and military markets since 2002. Previously, he had been involved in companies in the medical device and technology industries holding positions including Chief Financial Officer, Treasurer and Controller.

Mr. Macaluso has a Bachelor of Science degree in Accounting from Fairfield University.

Stanley Wunderlich, Director

Mr. Stanley Wunderlich has over 40 years of experience on Wall Street as a business owner and consultant. Mr. Wunderlich is a founding partner and has been Chairman and Chief Executive Officer of Consulting for Strategic Growth 1, specializing in investor and media relations and the formation of capital for early-growth stage companies both domestic and international, from 2000 through the present. Since 1987, he has been the Chief Executive Officer of Consulting for Strategic Growth 1, Ltd.

Mr. Wunderlich has a bachelor's degree from Brooklyn College.

In evaluating Mr. Wunderlich's experience, qualifications, attributes and skills in connection with his appointment to our Board, we took into account his experience in finance and investor relations.

Kenneth Edwards, Director

Mr. Edwards combines over 40 years of experience in the accounting and finance industry. Previously, he has been involved with a few certified public accounting firms as well as companies in various other industries holding positions including Partner, Managing Director, Chief Financial Officer and Senior Vice-President of Finance. Ken currently serves as Chief Financial Officer of Edison Learning, Inc., an Education Management Company. Ken joined Edison Learning, Inc. in September 2017. From July 2016 to September 2017, he was Managing Director for CFO Strategies, LLC, a company involved in outsourced CFO and Controller services. From July 1981 to July 1993 and from October 2000 to June 2016, he was with several public accounting firms (Coopers & Lybrand, BDO Seidman, Edwards & Company and Cohn Reznick) in various roles until his retirement from Cohn Reznick as an Audit Partner in June 2016. During the period from July 1993 to July 1997, he served as Senior Vice President of Finance for Home State Holdings, Inc., an insurance holding company that focused on property and casualty insurance, and from July 1997 to September 2000 as Chief Financial Officer for Menu Direct, Inc. a specialty food manufacturer. Ken is currently a member of the Advisory Board of Robert Wood Johnson University Hospital, located at Somerset New Jersey. He previously served as a Director and Treasurer for the Urban League of Morris Country and as a Director and Chairperson for the Hope Chest Scholarship Foundation. He has an undergraduate accounting degree from Goshen College.

The Board believes that Mr. Edwards' extensive experience as a CPA makes him well-qualified to help guide the Audit Committee of the Board. The Board has determined that Mr. Edwards meets the current independence and experience requirements contained in the listing standards of The Nasdaq Capital Markets and is an audit committee financial expert as defined in Securities and Exchange Commission regulations.

John Schachtel, Director

On March 27, 2017, Mr. Schachtel was appointed to the Board. Since May 2017, Mr. Schachtel has been the Executive Vice President and Chief Operating Officer of Regional Management Corp., one of the leading consumer finance installment loan companies in the United States. Prior to assuming his current position, Mr. Schachtel was the Chief Operating Officer of OneMain Financial Holdings, Inc. and served 11 years as the Executive Vice President, Northeast & Midwest Division for OneMain Financial Holdings, Inc.

Mr. Schachtel has a Bachelor of Science degree from Northwestern University and an MBA in Finance from New York University.

In evaluating Mr. Schachtel's specific experience, qualifications, attributes and skills in connection with his appointment to Board, we took into account his expertise in general management, finance, corporate governance and strategic planning, as well as his experience in operations and mergers and acquisitions.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Board Composition and Director Independence

Our board of directors consists of four members: Mr. Mark Meller, Mr. Stanley Wunderlich, Mr. Kenneth Edwards, and Mr. John Schachtel. The directors will serve until our next annual meeting and until their successors are duly elected and qualified. The Company defines "independent" as that term is defined in Rule 5605(a)(2) of the Nasdaq listing standards.

In making the determination of whether a member of the board is independent, our board considers, among other things, transactions and relationships between each director and his immediate family and the Company, including those reported under the caption "*Certain Relationships and Related-Party Transactions*". The purpose of this review is to determine whether any such relationships or transactions are material and, therefore, inconsistent with a determination that the directors are independent. On the basis of such review and its understanding of such relationships and transactions, our board affirmatively determined that Mr. Wunderlich, Mr. Edwards, and Mr. Schachtel have qualified as independent and that they have no material relationship with us that might interfere with his or her exercise of independent judgment.

Board Committees

The Audit Committee was established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934. Currently, the Audit Committee consists of Mr. Kenneth Edwards, Mr. Stanley Wunderlich and Mr. John Schachtel. Mr. Edwards, Chairman of the Audit Committee, may be deemed a financial expert as defined in Item 407(d)(5) of Regulation S-K.

The Audit Committee operates pursuant to a written charter (the "*Audit Committee Charter*"), a current copy of which is publicly available on the investor relations portion of the Company's website at www.silversuntech.com.

Currently, the Compensation Committee consists of Mr. Stanley Wunderlich and Mr. John Schachtel. Mr. Schachtel serves as Chairman. The Compensation Committee operates pursuant to a written charter, a current copy of which is publicly available on the investor relations portion of our website.

Currently, the Nominating and Corporate Governance Committee consists of Mr. Kenneth Edwards, Mr. Stanley Wunderlich and Mr. John Schachtel. Mr. Wunderlich serves as Chairman. The Nominating and Corporate Governance Committee operates pursuant to a written charter, a current copy of which is publicly available on the investor relations portion of our website.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act requires the Company's directors, executive officers and persons who beneficially own 10% or more of a class of securities registered under Section 12 of the Exchange Act to file reports of beneficial ownership and changes in beneficial ownership with the SEC. Directors, executive officers and greater than 10% stockholders are required by the rules and regulations of the SEC to furnish the Company with copies of all reports filed by them in compliance with Section 16(a).

Based solely upon a review of Forms 3 and 4 and amendments thereto furnished to the Company during the fiscal year ended December 31, 2023, including those reports that we have filed on behalf of our directors and Section 16 officers, no director, Section 16 officer, beneficial owner of more than 10% of the outstanding common stock, or any other person subject to Section 16 of the Exchange Act, failed to file with the SEC on a timely basis during the fiscal year ended December 31, 2023, except (i) as previously disclosed by the Company, (ii) Joseph Macaluso filed a Form 4 on December 13, 2023, which was delinquent, in connection with his cashless exercise of options, the earliest of which occurred on March 29, 2021, (iii) John Schachtel filed a Form 4 on December 13, 2023, which was delinquent, in connection with a stock option grant on October 14, 2021, (iv) Stanley Wunderlich filed a Form 4 on December 13, 2023, which was delinquent, in connection with a stock option grant on October 14, 2021, and (v) Stanley Wunderlich filed a Form 4 on December 29, 2023, which was delinquent, in connection with his cashless exercise of stock options on October 14, 2021.

Code of Ethics

The Company has adopted a Code of Ethics for adherence by its Chief Executive Officer, Chief Financial Officer, and Controller to ensure honest and ethical conduct; full, fair and proper disclosure of financial information in the Company's periodic reports filed pursuant to the Securities Exchange Act of 1934; and compliance with applicable laws, rules, and regulations. Any person may obtain a copy of our Code of Ethics by mailing a request to the Company at the address appearing on the front page of this Annual Report on Form 10-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years:

- been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

- had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

- been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

- been found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

- been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

- been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Except as set forth in our discussion below in "Certain Relationships and Related Transactions," none of our directors or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the Commission.

Item 11. Executive Compensation

The following summary compensation table sets forth all compensation awarded to, earned by, or paid to the named executive officers paid by us during the years ended December 31, 2023 and 2022.

Name and Position(s)	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total Compensation ($)
Mark Meller	2023	$1,120,092	$ -	$ -	$ -	$ -	$ -	$ -	$ 1,120,092
President, Chief Executive Officer, and Director	2022	$1,026,650	$ -	$ -	$ -	$ -	$ -	$ -	$ 1,026,650
Joseph Macaluso,	2023	$ 238,943	$ 55,628	$ -	$ -	$ -	$ -	$ -	$ 294,571
Chief Financial Officer	2022	$ 228,516	$ 45,150	$ -	$ -	$ -	$ -	$ -	$ 273,666

Mark Meller, Chief Executive Officer

The Company's Chief Executive Officer and President has had an Employment Agreement with the Company since September 15, 2003. On February 4, 2016 (the "Effective Date"), the Company entered into an amended and restated employment agreement (the "Meller Employment Agreement") with Mark Meller, pursuant to which Mr. Meller will continue to serve as the Company's President and Chief Executive Officer.

The Meller Employment Agreement was entered into by the Company and Mr. Meller primarily to extend the term of Mr. Meller's employment. The term of the Meller Employment Agreement runs through September of 2023 (the "Term") and shall automatically renew for additional periods of one year unless otherwise terminated in accordance with the employment agreement. The Company will pay Mr. Meller an annual salary of $565,000 per annum, with a ten percent (10%) increase on September 1 and every anniversary of such date for the duration of the Term beginning September 15, 2003. On November 11, 2021, the Company and Mark Meller executed an amendment to Mr. Meller's employment agreement to extend his term of employment through September 14, 2028. Other than the foregoing extension, the terms of Mr. Meller's employment agreement remain unchanged.

Concurrently with the execution of the Investment Agreement, SilverSun and Mark Meller entered into a letter agreement pursuant to which the Meller SilverSun Employment Agreement will be terminated and liquidated as of immediately prior to Closing, and Silver Sun will pay to Mr. Meller a lump sum termination payment equal to the lessor of (i) $3.0 million and (ii) 300% of the average annual amount paid by the Company or any parent or subsidiary thereof to Mr. Meller and included in his gross income for services rendered in each of the five calendar years immediately prior to closing, less $100, which is the amount that he is entitled to receive under the Meller SilverSun Agreement for certain terminations of his employment within three years following a change of control.

Potential Payments upon Termination or Change in Control

The Meller Employment Agreement provides for a severance payment to Mr. Meller of three hundred percent (300%), less $100,000 of his gross income for services rendered to the Company in each of the five prior calendar years should his employment be terminated following a change in control (as defined in the Meller Employment Agreement).

Grants of Plan-based Awards Table for Fiscal Year 2023

There were no stock option grants for the year ended December 31, 2023.

Outstanding Plan-based Awards at December 31, 2023

The Company had no outstanding equity awards to the executives named above at the end of the most recently completed fiscal year.

Options Exercised During Fiscal Year 2023

Name	# of Shares Exercised		Exercise Price		Value Realized on Exercise
Joseph Macaluso	8,370	$	6.53	$	27,421
Joseph Macaluso	11,630	$	5.90	$	45,566

Clawback Policy

The Company has adopted a clawback policy that states that, in the event that the Company is required to prepare an accounting restatement, it will recover incentive-based compensation received by any current or former executive officer that was based upon the attainment of a financial reporting measure that was erroneously awarded during the three-year period preceding the date that the restatement was required.

Director Compensation

The following Director Compensation Table sets forth the compensation of our directors for the fiscal year ending on December 31, 2023.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Stanley Wunderlich	12,000	-	-	-	-	-	12,000
Kenneth Edwards	20,000	-	-	-	-	-	20,000
John Schachtel	18,000	-	-	-	-	-	18,000

We pay only our independent directors for their service on our board of directors. Mr. Wunderlich is paid $1,000 per month, payable quarterly for his service as a member of the board and as Chairman of the Nominating and Governance Committee. Mr. Edwards was paid $1,667 per month, payable quarterly for his service as a member of the board and as Chairman of the Audit Committee. Mr. Schachtel is paid $1,500 per month, payable quarterly for his service as a member of the board and as Chairman of the Compensation Committee.

Director Agreements

On July 26, 2011, we entered into a director agreement with Stanley Wunderlich, pursuant to which Mr. Wunderlich was appointed to the Board effective July 26, 2011. On August 3, 2011 the Company entered into an amended and restated director agreement (the "Amended Agreement"). The term of the Amended Agreement is one year from August 3, 2011. The Amended Agreement may, at the option of the Board, be automatically renewed on such date that Mr. Wunderlich is re-elected to the Board. In connection with a recapitalization of the Company in 2012, Mr. Wunderlich and the Company agreed to amend the Amended Director Agreement to (i) change the Stipend to $1,000 per month, payable quarterly; (ii) to forego the issuance of any warrants due to Wunderlich under the Amended Agreement; and (iii) to cancel the future issuance of any warrants due to Mr. Wunderlich under the Amended Agreement. To date no warrants have been issued pursuant to this agreement.

On March 27, 2017, we entered into a director agreement ("Schachtel Director Agreement") with John Schachtel, pursuant to which Mr. Schachtel was appointed to the Board effective March 27, 2017 (the "Effective Date"). The Schachtel Director Agreement may, at the option of the Board, be automatically renewed on such date that Mr. Schachtel is re-elected to the Board. Under the Schachtel Director Agreement, Mr. Schachtel is to be paid a stipend of one thousand five hundred dollars ($1,500) (the "Stipend") per month, payable quarterly. Additionally, Mr. Schachtel shall receive warrants (the "Warrants") to purchase such number of shares of the Company's Common Stock, as shall equal (the "Formula") (A) $20,000 divided by (B) the closing price of the Common Stock on the date of grant of the Warrant. The exercise price of the Warrant shall be the closing price on the date of the grant of such Warrant (the "Grant Date") plus $0.01. The Warrant shall be fully vested upon receipt thereof (the "Vesting Date"). The warrants have expired and no warrants had been issued.

On January 4, 2021, we entered into a director agreement ("Edwards Director Agreement") with Kenneth Edwards, pursuant to which Mr. Edwards was appointed to the Board effective January 4, 2021 (the "Effective Date"). The Edwards Director Agreement may, at the option of the Board, be automatically renewed on such date that Mr. Edwards is re-elected to the Board. Under the Edwards Director Agreement, Mr. Edwards is to be paid a stipend of $1,667 per month (the "Stipend").

Pay versus Performance Table

The following table shows the total compensation for the named executive officers as set forth in the Summary Compensation Table, the compensation "actually paid" ("CAP") to the NEOs, the Company's total shareholder return ("TSR"), and our net income (loss) for the years ended December 31, 2023 and 2022.

2023 Pay vs. Performance Table

Fiscal Year	Summary compensation table total for PEO(1)	Compensation actually paid to PEO(1)(3)	Average summary compensation table total for non-PEO NEOs(2)	Average compensation actually paid to non-PEO NEOs(2)(4)	Value of initial fixed $100 investment based on total shareholder return(3)(5)	Net loss
2023	$ 1,120,092	1,120,092	294,571	294,571	610	$ (1,070,095)
2022	$ 1,026,650	$ 1,026,650	$ 273,666	$ 273,666	$ 120	$ (282,219)

(1) In the table above, our PEO is Mark Meller.
(2) In the table above, our only non-PEO NEO is Joseph Macaluso.
(3) Cumulative TSR is calculated by dividing the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between the Company's share price at the end and the beginning of the measurement period by the Company's share price at the beginning of the measurement period.
(4) The SEC rules require that certain adjustments be made to the Summary Compensation Table ("SCT") totals to determine CAP, as reported in the Pay versus Performance table above. The following table details the applicable adjustments that were made to determine CAP:
(5) Cumulative TSR is calculated based on the value of an initial fixed investment of $100 in our common stock as of December 31, 2020.

Executives		SCT total ($)	Deduct grant date fair value of stock awards & option awards ($)	Add year-end fair value of uninvested equity granted in the year ($)	Add year-over-year change in fair value of outstanding and unvested equity granted in prior years ($)	Add fair value as of vesting date of equity awards granted and vested in the year ($)	Add year-over-year change in fair value of equity awards granted in prior years that vested in the year ($)	Deduct fair value at the end of the prior year of equity awards that failed to meet vesting conditions in the year ($)
2023	PEO	1,120,092	-	-	-	-	-	-
	Non-PEO NEOs (average)	294,571	-	-	-	-	-	-
2022	PEO	1,026,650	-	-	-	-	-	-
	Non-PEO NEOs (average)	273,666	-	-	-	-	-	-

Relationship Between Compensation Actually Paid and Performance Measures

CAP for the PEO and NEO's is primarily wage-based, and changes in the value of the unvested and vested material are not significant. The compensation is based upon contractual requirements as well as industry standards. While the Company reviews performance measures in order to align executive compensation with Company performance, all of those Company measures are not presented in the Pay Versus Performance table above. Moreover, the Company generally seeks to incentivize long-term performance, and therefore does not specifically align the Company's performance measures with compensation actually paid (which, for all purposes hereof, shall be as computed in accordance with SEC rules) for a particular year.

The increase in the Company's TSR reflects management's efforts to increase shareholder value, however, the Company's stock price is very volatile and may not be an indicator of future performance. The increase in the Company's TSR reflects management's efforts to increase shareholder value, however, the higher stock price at December 31, 2023 is a result of the announcement on December 3, 2023, that the Company. entered into the Investment Agreement with JPE and the other investors party thereto (collectively with JPE, the "Investors"), providing for an aggregate investment by the Investors of $1,000,000,000 in cash in the Company (collectively, the "Equity Investment"). Following the closing of the Equity Investment, JPE will be the controlling stockholder of the Company and Mr. Brad Jacobs, who controls JPE, will become Chairman and Chief Executive Officer of the Company (see Form 8-K filed with Securities and Exchange Commission on December 4, 2023.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table sets forth certain information regarding the beneficial ownership of our Common Stock as of March 13, 2024 by (a) each stockholder who is known to us to own beneficially 5% or more of our outstanding Common Stock; (b) all directors; (c) our executive officers, and (d) all executive officers and directors as a group. Except as otherwise indicated, all persons listed below have (i) sole voting power and investment power with respect to their shares of Common Stock, except to the extent that authority is shared by spouses under applicable law, and (ii) record and beneficial ownership with respect to their shares of Common Stock.

For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares of Common Stock that such person has the right to acquire within 60 days of March 13, 2024. For purposes of computing the percentage of outstanding shares of our Common Stock held by each person or group of persons named above, any shares that such person or persons has the right to acquire within 60 days of March 13, 2024 is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. The inclusion herein of any shares listed as beneficially owned does not constitute an admission of beneficial ownership. Unless otherwise identified, the address of our directors and officers is c/o SilverSun Technologies, Inc. at 120 Eagle Rock Ave, Suite 330, East Hanover, NJ 07936.

	Number of Shares of Common Stock Beneficially Owned	Percentage of Ownership of Common Stock (1)
Officers and Directors		
Mark Meller Chief Executive Officer, President and Chairman	2,006,534(2)	37.75%
Stanley Wunderlich Director	1,500	*
Officers and Directors as a Group	2,008,034(7)	37.78%

* denotes less than 1%

(1)   Based on 5,315,581 shares of Common Stock outstanding as of March 13, 2024. Shares of Common Stock subject to options or warrants currently exercisable or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants but are not deemed outstanding for purposes of computing the percentage of any other person.

(2)   Includes 800,000 shares owned by Sharieve Meller Family Trust, Sharieve is Mr. Meller's wife. Mr. Meller disclaims beneficial ownership of these shares. Also includes 800,000 shares owned by the Mark M. Meller Family Trust. Mr. Meller beneficially owns 406,534 shares.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information as of December 31, 2023 with respect to compensation plans (including individual compensation arrangements) under which our common shares are authorized for issuance, aggregated as follows:

Plan category	All compensation plans previously approved by security holders; and All compensation plans not previously approved by security holders		
	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance
	(a)	(b)	(c)
Equity compensation plans approved by security holders	- $	-	1,056,670
Equity compensation plans not approved by security holders.	- $	-	-
Total	- $	-	1,056,670

2019 Equity and Incentive Plan

The Company adopted the 2019 Equity and Incentive Plan (the "2019 Plan") to order provide long-term incentives for employees and non-employees to contribute to the growth of the Company and attain specific performance goals. The 1,236,700 shares available under the 2019 Plan represent approximately 23% of the Company's 5,315,581 currently outstanding shares (the "Share Reserve"). The Share Reserve will automatically increase on January 1st of each year, for a period of not more than ten years, commencing on January 1, 2020 and ending on (and including) January 1, 2029, in an amount equal to 180,030 shares (which is the equivalent of 4.0% of the 4,500,755 shares of common stock outstanding as of September 30, 2019). As of March 13, 2024, the Company has issued 158,420 options. In December 2023, the option holders received 59,404 shares of common stock and surrendered 158,420 shares of common stock underlying the option in a cashless exercise of the outstanding stock options in payment of the exercise price. The cashless exercise was based on the market price of the average of the closing trading price of the Issuer's common stock on the 5 trading days ending prior to the date of exercise. (see Note 10 to Notes to the Consolidated Financial Statements).

Item 13. Certain Relationships and Related Transactions, and Director Independence

At December 31, 2023 and December 31, 2022, certain long-term debt is considered a related party liability as holders, including Prairie Tech, are current employees of the Company. As of December 31, 2023 and December 31, 2022, the outstanding balances of this debt were $-0- and $103,333 respectively. Please see "Board Composition and Director Independence" under "Item 10. Directors, Executive Officers and Corporate Governance," for information regarding director independence.

Item 14. Principal Accountant Fees and Services

The following table sets forth fees billed to the Company by the Company's independent auditors for (i) services rendered for the audit of the Company's annual financial statements and the review of the Company's quarterly financial statements, (ii) services rendered that are reasonably related to the performance of the audit or review of the Company's financial statements that are not reported as Audit Fees, and (iii) services rendered in connection with tax preparation, compliance, advice and assistance.

Services	2023	2022
Audit Fees	$ 179,551	$ 213,988
Audit - Related Fees	66,703	61,773
Tax fees	76,958	40,867
All Other Fees	-	-
Total	$ 323,212	$ 316,628

Prior to engaging our accountants to perform a particular service, our Audit Committee obtains an estimate for the service to be performed. All the services described above were approved by the Audit Committee in accordance with its procedures.

PART IV

Item 15. Exhibits

(a)

Exhibit No.	Description
2.1	Asset Purchase Agreement, dated March 11, 2015, by and among SWK Technologies, Inc., 2000Soft, Inc. d/b/a Accounting Technology Resources and Karen Espinoza McGarrigle (incorporated by reference to Exhibit 2.1 on the Company's current report on Form 8-K filed with the SEC on March 17, 2015).
2.2	Form of Asset Purchase Agreement, dated July 6, 2015, by and among SWK Technologies, Inc., ProductiveTech, Inc. a New Jersey corporation John McPoyle and Kevin Snyder (incorporated herein by reference to Exhibit 2.1 on Form 8-K, filed with the SEC on July 10, 2015).
2.2	Form of Asset Purchase Agreement, dated May 18, 2018, by and among SWK Technologies, Inc., InfoSys Management, Inc. and three individuals (incorporated herein by reference to Exhibit 2.1 on the Company's Form 8-K, filed with the SEC on May 24, 2018).
2.3	Form of Asset Purchase Agreement, dated May 18, 2018, by and among Secure Cloud Services, Inc., SilverSun Technologies, Inc., Nellnube, Inc. and Info Sys Management, Inc. (incorporated herein by reference to Exhibit 2.2 on the Company's Form 8-K, filed with the SEC on May 24, 2018).
2.4	Asset Purchase Agreement, dated August 26, 2019, by and among SilverSun Technologies, Inc. SWK Technologies, Inc., and SPS Commerce, Inc. (incorporated herein by reference to Exhibit 10.1 on Form 8-K, filed with the SEC on August 27, 2019).
2.5	Agreement and Plan of Merger, dated September 29, 2022, by and among SilverSun Technologies, Inc., SilverSun Acquisition Corp., SilverSun Acquisition LLC and Rhodium Enterprises, Inc.** (incorporated herein by reference to Exhibit 2.1 on Form 8-K, filed with the SEC on October 3, 2022).
3.1	Second Amended Certificate of incorporation of SilverSun Technologies, Inc., filed September 5, 2003 (incorporated herein by reference to Exhibit 3.1 of the registration statement on Form SB-2, filed with the SEC on November 25, 2003).
3.2	By-laws of iVoice, Inc., a New Jersey corporation (incorporated herein by reference to Exhibit 3.2 of the Registrant's Form 10-QSB for the period ended March 31, 2003).
3.3	Fourth Amended and Restated Certificate of incorporation of SilverSun Technologies, Inc., (incorporated herein by reference to Exhibit 3.1 on Form 8-K, dated June 27, 2011, filed with the SEC on June 30, 2011).
3.4	Amendment to the Bylaws of the Company (incorporated herein by reference to Exhibit 3.2 on Form 8-K, dated June 27, 2011, filed with the SEC on June 30, 2011).
3.5	Certificate of Elimination of Series B Preferred Stock (incorporated herein by reference to Exhibit 3.1 on Form 8-K, dated September 13, 2019).
4.1	iVoice Acquisition 1, Inc. 5% Convertible Debenture due March 20, 2005 issued to Elma S. Foin (incorporated herein by reference to Exhibit 4.2 of the registration statement on Form SB-2, filed with the SEC on December 22, 2003).
4.2	iVoice Acquisition 1, Inc. 5% Convertible Debenture due March 20, 2005 issued to Darryl A. Moy (incorporated herein by reference to Exhibit 4.3 of the registration statement on Form SB-2, filed with the SEC on December 22, 2003).
4.3	iVoice Acquisition 1, Inc. 5% Convertible Debenture due March 20, 2005 issued to Henry Tyler (incorporated herein by reference to Exhibit 4.4 of the registration statement on Form SB-2, filed with the SEC on December 22, 2003).
4.4	SilverSun Technologies, Inc. 7.5% Secured Convertible Debenture, for a value of $600,000, due December 30, 2007 to YA Global (f/k/a/ Cornell Capital Partners, LP).
4.5	SilverSun Technologies, Inc. 7.5% Secured Convertible Debenture, for a value of $1,159,047, due December 30, 2007 to YA Global (f/k/a/ Cornell Capital Partners, LP).
4.6	Certificate of Designation of Series A Convertible Preferred Stock (incorporated herein by reference to Exhibit 4.1 on Form 8-K, dated May 4, 2011, filed with the SEC on May 12, 2011).
4.7	Certificate of Designation of Series B Preferred Stock (incorporated herein by reference to Exhibit 4.1 on Form 8-K, dated September 23, 2011, filed with the SEC on September 27, 2011).
4.8	$835,000 January 1, 2022 Promissory Note of SWK Technologies, Inc. issued to Dynamic Tech Services, Inc. (incorporated herein by reference to Exhibit 10.2 on Form 8-K, filed with the SEC on January 5, 2022).
4.9*	Description of Securities
10.1	Employment Agreement, dated January 1, 2003, between iVoice Acquisition 1, Inc. and Jerome Mahoney (incorporated herein by reference to Exhibit 10.8 of the Registration Statement on Form SB-2 filed on November 25, 2003).
10.2	Employment Agreement, dated September 15, 2003, between SilverSun Technologies, Inc. and Mark Meller (incorporated herein by reference to Exhibit 10.9 of the Registration Statement on Form SB-2 filed on November 25, 2003).

10.3	Equity Line of Credit Agreement dated January 24, 2003 between Cornell Capital Partners, LP, and iVoice Acquisition 1, Inc. (incorporated herein by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, filed with the SEC on May 12, 2003).
10.4	Registration Rights Agreement dated January 24, 2003 between Cornell Capital Partners, LP, and iVoice Acquisition 1, Inc. (incorporated herein by reference to Exhibit 10.2 of the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, filed with the SEC on May 12, 2003).
10.5	Stock Purchase Agreement dated January 24, 2003 between iVoice Acquisition 1, Inc. and listed Buyers (incorporated herein by reference to Exhibit 10.3 of the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, filed with the SEC on May 12, 2003).
10.6	Placement Agreement dated January 24, 2003 between iVoice Acquisition 1, Inc. and Cornell Capital Partners LP. (incorporated herein by reference to Exhibit 10.5 of the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, filed with the SEC on May 12, 2003).
10.7	Termination Agreement dated December 30, 2005 between YA Global (f/k/a/ Cornell Capital Partners, LP). and SilverSun Technologies, Inc.
10.8	Escrow Agreement dated December 30, 2005 between David Gonzalez, Esq. And SilverSun Technologies, Inc.
10.9	Securities Purchase Agreement dated December 30, 2005 between YA Global (f/k/a/ Cornell Capital Partners, LP). and SilverSun Technologies, Inc.
10.10	Investor Rights Agreement dated December 30, 2005 between YA Global (f/k/a/ Cornell Capital Partners, LP). and SilverSun Technologies, Inc.
10.11	Amended and Restated Security Agreement dated December 30, 2005 between YA Global (f/k/a/ Cornell Capital Partners, LP). and SilverSun Technologies, Inc.
10.12	Securities Purchase Agreement dated May 6, 2009 by and among SilverSun Technologies, SWK Technologies, Inc., Jeffrey D. Roth and Jerome R. Mahoney (incorporated herein by reference to Exhibit 10.1 on Form 10-K, dated May 9, 2009, filed with the SEC on May 26, 2009).
10.13	Termination Settlement Agreement dated May 6, 2009 by and among SilverSun Technologies, SWK Technologies, Inc., Jeffrey D. Roth and Jerome R. Mahoney (incorporated herein by reference to Exhibit 10.2 on Form 10-K, dated May 9, 2009, filed with the SEC on May 26, 2009).
10.14	Promissory notes, dated April 11, 2011 among SilverSun Technologies, Inc and accredited investors (incorporated herein by reference to Exhibit 10.1 on Form 8-K, dated April 11, 2011, filed with the SEC on April 15, 2011).
10.15	Form of Preferred Stock Purchase Agreement (incorporated by reference to Exhibit 10.2 on the Company's current report on Form 8-K filed with the SEC on May 12, 2011).
10.16	Amended Agreement by and between the Company and Mr. Stanley Wunderlich (incorporated by reference to Exhibit 10.1 to the Company's current report on Form 8-K filed with the SEC on August 3, 2011).
10.17	Form of Warrant (incorporated by reference to Exhibit 10.2 to the Company's current report on Form 8-K filed with the SEC on August 3, 2011).
10.18	Loan and Security Agreement by and between the Company, its subsidiary SWK Technologies, Inc and a commercial lender (incorporated herein by reference to Exhibit 10.18 of the Annual Report on Form 10-K for the period ended December 31, 2011, filed with the SEC on March 29, 2012).
10.19	Audit Committee Charter (incorporated herein by reference to Exhibit 10.19 of the Annual Report on Form 10-K for the period ended December 31, 2011, filed with the SEC on March 29, 2012).
10.20	Form of Purchase Agreement, dated June 14, 2012, by and among SWK Technologies, the Company's wholly-owned subsidiary, Neil Wolf, Esq., not individually, but solely in his capacity as Trustee-Assignee of the Trust Agreement and Assignment for the Benefit of the Creditors of Hightower, Inc., Hightower, Inc., and the Stockholders of Hightower, Inc. (incorporated by reference to Exhibit 2.1 on the Company's current report on Form 8-K filed with the SEC on June 20, 2012).
10.21	Promissory Note, dated March 11, 2015, issued in favor of 2000Soft, Inc. d/b/a Accounting Technology Resources, a California corporation (incorporated by reference to Exhibit 10.2 on the Company's current report on Form 8-K filed with the SEC on March 17, 2015).
10.22	Form of Promissory Note, dated July 6, 2015, issued in favor of ProductiveTech, Inc., a New Jersey corporation (incorporated herein by reference to Exhibit 10.1 on Form 8-K, filed with the SEC on July 10, 2015)
10.23	Amended and Restated Employment Agreement, dated February 4, 2016, between Mark Meller and Silversun Technologies, Inc. (incorporated herein by reference to Exhibit 10.1 on Form 8-K, filed with the SEC on February 5, 2016).
10.24	Form of $1,000,000 Convertible Promissory Note, dated May 18, 2018, issued in favor of Info Sys Management, Inc. (incorporated herein by reference to Exhibit 10.1 on Form 8-K, filed with the SEC on May 24, 2018).

10.25	Form of $400,000 Convertible Promissory Note, May 18, 2018, issued in favor of Info Sys Management, Inc. (incorporated herein by reference to Exhibit 10.2 on Form 8-K, filed with the SEC on May 24, 2018).
10.26	Form of Employment Agreement, dated May 18, 2018 by and between SWK Technologies, Inc. and Brian James O'Reilly (incorporated herein by reference to Exhibit 10.3 on Form 8-K, filed with the SEC on May 24, 2018).
10.27	Form of Escrow Agreement, dated August 26, 2019, by and among SWK Technologies, Inc., SPS Commerce, Inc. and Wells Fargo Bank, National Association (incorporated herein by reference to Exhibit 10.2 on Form 8-K, filed with the SEC on August 27, 2019)
10.28	Asset Purchase Agreement, dated January 1, 2022 by and between SWK Technologies, Inc., and Dynamic Tech Services, Inc. (incorporated herein by reference to Exhibit 10.1 on Form 8-K, filed with the SEC on January 5, 2022).
10.29	Consulting Agreement, dated January 1, 2022 by and between SWK Technologies, Inc., and Dynamic Tech Services, Inc. (incorporated herein by reference to Exhibit 10.3 on Form 8-K, filed with the SEC on January 5, 2022).
10.30	Form of Separation and Distribution Agreement by and among SilverSun Technologies, Inc. and SWK Technologies Holdings, Inc. (incorporated herein by reference to Exhibit 10.1 on Form 8-K, filed with the SEC on October 3, 2022).
10.31	Voting and Support Agreement of SilverSun Technologies, Inc. dated September 29, 2022 (incorporated herein by reference to Exhibit 10.2 on Form 8-K, filed with the SEC on October 3, 2022).
10.32	Voting and Support Agreement of Rhodium Enterprises, Inc. dated September 29, 2022 (incorporated herein by reference to Exhibit 10.3 on Form 8-K, filed with the SEC on October 3, 2022).
10.33	Asset Purchase Agreement, dated November 13, 2023 by and between SWK Technologies, Inc., and JCS Computer Resource Corporation (incorporated herein by reference to Exhibit 10.1 on Form 8-K, filed with the SEC on November 15, 2023).
10.34	Form of $1,025,000 Promissory Note, dated November 13, 2023, issued in favor of JCS Computer Resource Corporation, (incorporated herein by reference to Exhibit 10.2 on Form 8-K, filed with the SEC on November 15, 2023).
10.35	Investment Agreement (including all Exhibits thereto), dated December 3, 2023, by and among SilverSun Technologies, Inc. Jacobs Private equity II, LLC and the other Investors party thereto (incorporated herein by reference to Exhibit 2.1 on Form 8-K, filed with the SEC on December 4, 2023 and the Definitive Proxy Statement filed with the SEC on February 13, 2024).
10.36	Voting and Support Agreement, dated December 3, 2023, by and between Jacobs Private Equity II, LLC, Mark Meller, Sharieve Meller family Trust and Mark Meller Family Trust (incorporated herein by reference to Exhibit 10.1 on Form 8-K, filed with the SEC on December 4, 2023).
10.37	Certificate of Elimination for Series A Preferred Stock filed with Delaware Secretary of State on December 1, 2023 (incorporated by reference to Exhibit 3.1 on Form 8-K, filed with the SEC on December 4, 2023).
10.38	Meller Letter Agreement, dated December 3, 2023, by and between SilverSun Technologies, Inc. and Mark Meller (incorporated herein by reference to Exhibit 10.2 on Form 8-K, filed with the SEC on December 4, 2023).
14.1	Code of Ethics (incorporated by reference to Exhibit 14.1 filed with the Registrant's Form 10-KSB for the fiscal year ended December 31, 2003).
21.1 *	List of Subsidiaries
23.1 *	Consent of Independent Registered Public Accounting Firm
31.1 *	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 filed herein.
31.2 *	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 filed herein.
32.1 *	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 filed herein.
32.2 *	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 filed herein.
97.1*	SilverSun Technologies, Inc. Compensation Recovery Policy
101.INS *	Inline XBRL Instance Document
101.SCH *	Inline XBRL Taxonomy Extension Schema
101.CAL *	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF *	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB *	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE *	Inline XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Filed herewith

Item 16. Form 10-K Summary

None.

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILVERSUN TECHNOLOGIES, INC.

Date: March 14, 2024   By: */s/ Mark Meller*
     Mark Meller
     Principal Executive Officer

Date: March 14, 2024   By: */s/ Joseph Macaluso*
     Joseph Macaluso
     Principal Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Position	Date
/s/ *Mark Meller* Mark Meller	Principal Executive Officer	March 14, 2024
/s/ *Stanley Wunderlich* Stanley Wunderlich	Director	March 14, 2024
/s/ *Kenneth Edwards* Kenneth Edwards	Director	March 14, 2024
/s/ *John Schachtel* John Schachtel	Director	March 14, 2024
/s/ *Joseph Macaluso* Joseph Macaluso	Principal Financial Officer	March 14, 2024

PART F/S

INDEX TO FINANCIAL STATEMENTS

AUDITED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
SilverSun Technologies, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of SilverSun Technologies, Inc. (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the "
financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Marcum LLP

Marcum LLP

We have served as the Company's auditor since 2004.

Marlton, New Jersey
March 14, 2024

SILVERSUN TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31,

		2023		2022
ASSETS				
Current assets:				
Cash and cash equivalents	$	6,143,298	$	8,008,633
Accounts receivable, net of allowance of $510,212 and $490,311		2,968,875		2,232,960
Unbilled services		194,407		367,165
Deferred charges		735,908		1,516,895
Prepaid expenses and other current assets		1,753,849		1,573,615
Total current assets		11,796,337		13,699,268
Property and equipment, net		503,347		711,314
Operating lease right-of-use assets, net		521,866		328,562
Intangible assets, net		4,918,849		4,265,353
Goodwill		1,139,952		1,139,952
Deferred tax assets, net		1,443,902		1,106,065
Deposits and other assets		171,448		187,553
Total assets	$	20,495,701	$	21,438,067
LIABILITIES & STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	4,563,248	$	3,272,555
Accrued expenses		2,654,920		2,432,703
Accrued interest		24,507		23,757
Long term debt - current portion		701,749		680,146
Long term debt - related party - current portion		-		103,333
Finance lease obligations - current portion		154,336		214,990
Operating lease liabilities - current portion		262,733		268,345
Deferred revenue		3,161,082		3,757,090
Total current liabilities		11,522,575		10,752,919
Long term debt - net of current portion		994,266		671,014
Finance lease obligations - net of current portion		247,117		401,453
Operating lease liabilities - net of current portion		259,133		60,217
Total liabilities		13,023,091		11,885,603
Commitments and Contingencies (see Note 14)				
Stockholders' equity:				
Preferred Stock, $0.001 par value; authorized 1,000,000 shares Series A Preferred Stock, $0.001 par value; authorized 2 shares no shares issued and outstanding		-		-
Common stock, $0.00001 par value; authorized 75,000,000 shares 5,315,581 and 5,256,177 issued and outstanding as of December 31, 2023 and 2022, respectively		53		53
Additional paid-in capital		9,419,242		10,429,001
Accumulated deficit		(1,946,685)		(876,590)
Total stockholders' equity		7,472,610		9,552,464
Total liabilities and stockholders' equity	$	20,495,701	$	21,438,067

The accompanying notes are an integral part of these consolidated financial statements.

SILVERSUN TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31, 2023	December 31, 2022
Revenues:		
Software product, net	$ 14,110,773	$ 11,781,362
Service and other, net	40,406,168	33,203,914
Total revenues, net	54,516,941	44,985,276
Cost of revenues:		
Product	8,512,767	7,077,804
Service and other	24,390,365	19,946,736
Total cost of revenues	32,903,132	27,024,540
Gross profit	21,613,809	17,960,736
Operating expenses:		
Selling and marketing expenses	8,852,739	7,745,265
General and administrative expenses	10,217,157	9,471,625
Share-based compensation expenses	41,497	180,260
Depreciation and amortization expenses	828,157	948,965
Total selling, general and administrative expenses	19,939,550	18,346,115
Income (loss) from operations	1,674,259	(385,379)
Other expense:		
Interest expense, net	(55,666)	(89,024)
Deal costs	(2,986,107)	-
Total other expense	(3,041,773)	(89,024)
Loss before taxes	(1,367,514)	(474,403)
Benefit for income taxes	297,419	192,184
Net loss	$ (1,070,095)	$ (282,219)
Basic and diluted net loss per common share		
Basic	(0.20)	(0.05)
Diluted	(0.20)	(0.05)
Weighted average shares outstanding:		
Basic	5,259,595	5,167,081
Diluted	5,259,595	5,167,081

The accompanying notes are an integral part of these consolidated financial statements.

SILVERSUN TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	Series A Preferred Stock		Series B Preferred Stock		Common Stock Class A		Additional Paid-in	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	(Deficit)	Equity
Balance at January 1, 2022	-	$ -	-	$ -	5,136,177	$ 52	$ 9,951,142	$ (594,371)	$ 9,356,823
Stock compensation issued for outside services	-	-	-	-	120,000	1	297,599	-	297,600
Share-based compensation	-	-	-	-	-	-	180,260	-	180,260
Net loss	-	-	-	-	-	-	-	(282,219)	(282,219)
Balance at December 31, 2022	-	$ -	-	$ -	5,256,177	$ 53	$10,429,001	$ (876,590)	$ 9,552,464
Dividend payment	-	-	-	-	-		(1,051,256)	-	(1,051,256)
Shares issued for cashless exercise of stock options	-	-	-	-	59,404	*	*	-	-
Share-based compensation	-	-	-	-	-	-	41,497	-	41,497
Net loss	-	-	-	-	-	-	-	(1,070,095)	(1,070,095)
Balance at December 31, 2023	-	$ -	-	$ -	5,315,581	$ 53	$ 9,419,242	$ (1,946,685)	$ 7,472,610

* Less than $1

The accompanying notes are an integral part of these consolidated financial statements.

SILVERSUN TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2023	2022
Cash flows from operating activities:		
Net loss	$ (1,070,095)	$ (282,219)
Adjustments to reconcile net loss to net cash		
provided by operating activities:		
Deferred income taxes	(337,837)	(115,107)
Depreciation and amortization	328,894	386,847
Amortization of intangibles	671,504	732,552
Amortization of right of use assets	126,337	636,428
Bad debt provision	19,901	160,000
Share-based compensation	41,497	180,260
Changes in assets and liabilities:		
Accounts receivable	(755,816)	(466,101)
Unbilled services	172,758	(82,947)
Deferred charges	780,987	(1,219,295)
Prepaid expenses and other current assets	(180,234)	(316,130)
Deposits and other assets	16,105	3,252
Accounts payable	1,290,693	1,234,530
Accrued expenses	222,217	689,555
Income tax payable	-	(69,614)
Accrued interest	750	(5,027)
Deferred revenues	(617,519)	1,207,836
Operating lease obligations	(126,337)	(636,428)
Net cash provided by operating activities	583,805	2,038,392
Cash flows from investing activities:		
Purchase of property and equipment	(120,927)	(38,742)
Acquisition of assets	(278,489)	(150,000)
Net cash used in investing activities	(399,416)	(188,742)
Cash flows from financing activities:		
Payment of cash dividend	(1,051,256)	-
Payment of long-term debt	(680,145)	(316,138)
Payment of long-term debt - related party	(103,333)	(108,309)
Payment of finance lease obligations	(214,990)	(230,687)
Net cash used in financing activities	(2,049,724)	(655,134)
Net (decrease) increase in cash	(1,865,335)	1,194,516
Cash, beginning of year	8,008,633	6,814,117
Cash, end of year	$ 6,143,298	$ 8,008,633
Supplemental Schedule of Cash Flow Information:		
During the year, cash was paid for the following:		
Income taxes	$ 300,732	$ 94,141
Interest	$ 57,020	$ 40,193

The accompanying notes are an integral part of these consolidated financial statements.

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

For the Year Ended December 31, 2023

On September 29, 2022, the Company entered into an operating lease for equipment with Digital Fortress, Inc. Accordingly, operating lease right of use assets and operating lease liabilities were recognized in the amount of $109,840.

On October 12, 2022, the Company entered into an operating lease for equipment and space with Cologix USA, Inc. Accordingly, operating lease right of use assets and operating lease liabilities were recognized in the amount of $106,471.

On June 2, 2023, the Company entered into an operating lease to extend its lease for its Arizona office with Exeter 17319 DE, LLC. Accordingly, operating lease right of use assets and operating lease liabilities were recognized in the amount of $108,330 during the year ended December 31, 2023.

On January 3, 2024, the Company extended its lease for its main office in East Hanover, NJ for the two years ended April 30, 2026. Monthly base rent will be $10,258 for the first year and $10,471 for the second year. Accordingly, operating lease right of use assets and operating lease liabilities were recognized for the extension in the amount of $236,872 during the year ended December 31, 2023.

On November 13, 2023, the Company entered into an asset purchase agreement with JCS Computer Resource Corporation ("JCS") to acquire certain assets of JCS for cash of $278,489, prepaid time from clients in the amount of $21,511 and the issuance of a promissory note in the amount of $1,025,000 (the "JCS Note") for a total of $1,325,000. The JCS Note is due in 36 months from the closing date and bears interest at a rate of two percent (4.25%) per annum.

For the Year Ended December 31, 2022:

On January 1, 2022, the Company entered into an asset purchase agreement with Dynamic Tech Services, Inc ("DTSI") to acquire certain assets of DTSI. The purchase price for the Acquired Assets was $1,335,000, $500,000 of which was paid in cash in December 2021 and $835,000 of which was paid through the issuance of a four-year $835,000 promissory note dated January 1, 2022, paying interest at the rate of 3.25% per annum (see Notes 7 and 11).

On January 22, 2022, the Company entered into an agreement to acquire certain assets of NEO3, LLC ("NEO3"). The purchase price for the customer list was $225,000, $150,000 of which was paid in cash and $75,000 of which was paid through the issuance of a three-year $75,000 promissory note dated January 22, 2022, paying interest at the rate of 2% per annum. The Company also assumed $73,672 of prepaid time as part of the consideration for this transaction.

On April 15, 2022, the Company incurred approximately $494,383 in financial lease obligations for purchases of equipment.

NOTE 1 - **DESCRIPTION OF BUSINESS**

SilverSun Technologies, Inc. ("SilverSun") (together with SWK, SCS, CCDC and SilverSun Technology Holdings, the "Company") is a business application, technology and consulting company providing strategies and solutions to meet our clients' information, technology and business management needs. Our services and technologies enable customers to manage, protect and monetize their enterprise assets whether on-premises or in the "Cloud". As a value-added reseller of business application software, we offer solutions for accounting and business management, financial reporting, Enterprise Resource Planning ("ERP"), Human Capital Management ("HCM"), Warehouse Management Systems ("WMS"), Customer Relationship Management ("CRM"), and Business Intelligence ("BI"). Additionally, we have our own development staff building software solutions for time and billing, and various ERP enhancements. Our value-added services focus on consulting and professional services, specialized programming, training, and technical support. We have a dedicated network services practice that provides managed services, cybersecurity, application hosting, disaster recovery business continuity, cloud migration and other services. Our customers are nationwide, with concentrations in the New York/New Jersey metropolitan area, Arizona, Southern California, North Carolina, Georgia, Washington, and Illinois.

The Company is publicly traded on the NASDAQ Capital Market under the symbol "SSNT".

NOTE 2 - **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the "Company" and its wholly owned subsidiaries. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). All significant inter-company transactions and accounts have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. The Company maintains cash balances at financial institutions that are insured by the Federal Deposit Insurance Corporation ("FDIC") up to federally insured limits. At times balances may exceed FDIC insured limits. The Company has not experienced any losses in such accounts.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable consist primarily of invoices for maintenance and professional services. Full payment for software ordered by customers is primarily due in advance of ordering from the software supplier. Payments for maintenance and support plan renewals are due before the beginning of the maintenance period. Terms under our professional service agreements are generally 50% due in advance and the balance on completion of the services.

The Company maintains an allowance for bad debt estimated by considering a number of factors, including the length of time the amounts are past due, the Company's previous loss history and the customer's current ability to pay its obligations. Accounts are written off against the allowance when deemed uncollectable. Recoveries of receivables previously written off are recorded as a reduction of bad debt expense when received. Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 326-20-30-2, *Financial Instruments - Credit Losses*, requiring a reporting entity to use a pooled approach to estimate expected credit losses for financial assets with similar risk characteristics. If a financial asset does not share similar risk characteristics with other financial assets held by the reporting entity, the allowance for credit losses should be determined on an individual basis. Similar risk characteristics for trade receivables may include customer credit rating, trade receivable aging category (e.g., 30-90 days past due), industry, geographical location of the customer, product line, and other factors that may influence the likelihood of the customer not being able to pay for the goods or services. The Company utilizes this individual approach for its trade receivables and unbilled services as each customer does not share similar risks.

NOTE 2 - **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Accounts Receivable and Allowance for Credit Losses (continued)

Trade receivables and unbilled services with customers are financial assets analyzed by the Company under the expected credit loss model. To measure expected credit losses, trade receivables are grouped based on shared risk characteristics (i.e., the relevant industry sector and customer's geographical location) and days past due (i.e., delinquency status), while considering the following, if appropriate:

- Customers in the same geographical location share similar risk characteristics associated with the macroeconomic environment of their region.

- The expected credit loss rate is likely to increase as receivables move to older aging buckets. The Company used the following aging categories to estimate the risk of delinquency status: (i) 0 days past due; (ii) 1-30 days past due; (iii) 31-60 days past due; (iv) 61-90 days past due; and (v) over 90 days past due.

Goodwill

Goodwill is the excess of acquisition cost of an acquired entity over the fair value of the identifiable net assets acquired. Goodwill is not amortized but tested for impairment annually or whenever indicators of impairment exist. These indicators may include a significant change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business or other factors. The Company completed its impairment analysis as of December 31, 2023. No impairment losses were identified or recorded for the years ended December 31, 2023 and 2022.

Capitalization of proprietary developed software

Software development costs are accounted for in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Classification ("ASC") ASC 985-20, *Software - Costs of Software to be Sold, Leased or Marketed*. Costs associated with the planning and designing phase of software development are expensed as incurred. Once technological feasibility has been determined, a portion of the costs incurred in development, including coding, testing and quality assurance, are capitalized until available for general release to clients, and subsequently reported at the lower of unamortized cost or net realizable value. Amortization is calculated on a solution-by-solution basis and is over the estimated economic life of the software. Amortization commences when a solution is available for general release to clients.

Business Combinations

We account for business combinations under the acquisition method of accounting. This method requires the recording of acquired assets and assumed liabilities at their acquisition date fair values. The excess of the purchase price over the fair value of assets acquired and liabilities assumed is recorded as goodwill. Results of operations related to business combinations are included prospectively beginning with the date of acquisition and transaction costs related to business combinations are recorded within general and administrative expenses.

Definite Lived Intangible Assets and Long-lived Assets

Purchased intangible assets are recorded at fair value using an independent valuation at the date of acquisition and are amortized over the useful lives of the asset using the straight-line amortization method.

The Company assesses potential impairment of its intangible assets and other long-lived assets when there is evidence that recent events or changes in circumstances have made recovery of an asset's carrying value unlikely. Factors the Company considers important, which may cause impairment include, among others, significant changes in the manner of use of the acquired asset, negative industry or economic trends, and significant underperformance relative to historical or projected operating results. No impairment losses were identified and recorded for the years ended December 31, 2023 and 2022, respectively.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

The Company has elected the significant financing component practical expedient in accordance with ASC 606. In determining the transaction price, the Company does not adjust the promised amount of consideration for the effects of a significant financing component as the Company expects, at contract inception, that the period between when the entity transfers a promised good or service to a customer and when the customer pays for that good or service will be one year or less.

The Company determines revenue recognition through the following 5 steps:

- Identify the contract with a customer;

- Identify the performance obligations in the contract;

- Determine the transaction price;

- Allocate the transaction price to the performance obligation in the contract; and

- Recognize revenue when or as the entity satisfies a performance obligation

Software product revenue is recognized when the product is delivered to the customer and the Company's performance obligation is fulfilled.

Service revenue is recognized when the professional consulting, maintenance or other ancillary services are provided to the customer. Most of our service revenue is based on time arrangements which require the client to pay based on the number of hours worked at agreed-upon rates. We recognize revenues for these arrangements based on hours incurred and contracted rates utilizing a right-to-invoice practical expedient because we have a right to consideration for services completed to date. For all performance obligations related to contracts with a duration for less than one year, the Company has elected to apply the optional exemption provided in ASC Topic 606 and, therefore, is not required to disclose the aggregate amount of transaction price allocated to performance obligations that are unsatisfied or partially satisfied at the end of the reporting period.

With respect to professional, maintenance, and ancillary services revenue that are included in deferred revenue, these revenues are earned and recognized over the contractual or stated period, which generally ranges three to 12 months. Deferred revenue also includes deposits for future consulting, which are recognized when earned and billed to customer.

Maintenance and subscription revenue is recognized on a gross basis when the Company primarily acts as the principal in these transactions.

Maintenance and subscription revenue is recognized on a net basis when the Company primarily acts as an agent in a transaction.

Shipping and handling costs charged to customers are classified as revenue, and the shipping and handling costs incurred are included in cost of revenues.

Components of revenue:	For the Year Ended December 31			
	2023		**2022**	
Professional Consulting	$	18,647,579	$	13,124,812
Maintenance Revenue		5,203,221		4,993,114
Software Revenue		14,110,773		11,781,362
Ancillary Service Revenue		16,555,368		15,085,988
	$	54,516,941	$	44,985,276

Unbilled Services

The Company recognizes revenue on its professional services as those services are performed. Unbilled services (contract assets) represent the revenue recognized but not yet invoiced.

NOTE 2 - **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Deferred Revenues

Deferred revenues consist of maintenance on proprietary products (contract liabilities), customer telephone support services (contract liabilities) and deposits for future consulting services which will be earned as services are performed over the contractual or stated period, which generally ranges from three to twelve months. As of December 31, 2023, there was $943,011 in deferred maintenance and support services, and $2,218,071 in deposits for future consulting services. As of December 31, 2022, there was $932,975 in deferred maintenance and support services, and $2,824,115 in deposits for future consulting services.

The following table represents the roll-forward of the deferred revenue for the year ended December 31, 2023 and 2022:

	Deferred Maintenance and Support Services December 31, 2022		Deposits for Future Consulting December 31, 2022		Deferred Maintenance and Support Services December 31, 2023		Deposits for Future Consulting December 31, 2023
Balance at beginning of period	$	689,850	$	1,785,733	$	932,975	$	2,824,115
Cash received		1,516,563		4,700,621		1,925,174		5,314,942
Revenue recognized		(1,273,438)		(3,662,239)		(1,915,138)		(5,920,986)
Balance at end of period	$	932,975	$	2,824,115	$	943,011	$	2,218,071

Deposits for future consulting decreased as a result of our increase in consulting revenues as a result of our efforts to increase our consulting staff with additional resources, as well as system improvements, which has yielded a positive result in our financial performance. We have also utilized some outside contractors to assist in projects because of our growth.

Commissions

Sales commissions relating to service revenues are considered incremental and recoverable costs of obtaining a project with our customer. These commissions are calculated based on estimated revenue to be generated over the life of the project. These costs are deferred and expensed as the service revenue is earned. Commission expense is included in selling and marketing expenses in the accompanying consolidated statements of operations.

Fair Value of Financial Instruments

The Company estimates that the fair value of all financial instruments at December 31, 2023 and December 31, 2022, as defined in ASC 825 "Financial Instruments", does not differ materially, except for the items discussed below, from the aggregate carrying values of its financial instruments recorded in the accompanying consolidated balance sheets. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop the estimates of fair value.

The carrying amounts reported in the consolidated balance sheets as of December 31, 2023 and December 31, 2022 for cash, accounts receivable, and accounts payable approximate the fair value because of the immediate or short-term maturity of these financial instruments. Each reporting period we evaluate market conditions including available interest rates, credit spreads relative to our credit rating and liquidity in estimating the fair value of our debt. After considering such market conditions, we estimate that the fair value of debt approximates its carrying value.

Deferred Charges

The Company defers expenses until such time that the expense is consumed and charged to expense at that time. Deferred charges represent expenses related to the merger (see Note 15) and will be charged against the proceeds when the merger is consummated.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

On October 13, 2023, the Company terminated the Agreement and Plan of Merger with Rhodium dated as of September 29, 2022. The Merger Agreement was terminated by the Company pursuant to Section 7.02(a) of the Merger Agreement which provides that the Merger Agreement may be terminated, and the transactions contemplated thereby abandoned by either the Company or Rhodium at any time before the effective time of the first merger contemplated by the Merger Agreement, by written notice from the terminating party to the other party if the closing under the Merger Agreement has not occurred on or before September 30, 2023. As a result, the Company charged to expense all previously deferred deal related expenses in the amount of $2,986,107. These expenses are recorded as Deal Costs in the accompanying consolidated statement of operations in Other Expense.

Leases

The Company accounts for its leases in accordance with ASC 842, *Leases*. The Company leases office space and equipment. The Company concludes on whether an arrangement is a lease at inception. This determination as to whether an arrangement contains a lease is based on an assessment as to whether a contract conveys the right to the Company to control the use of identified property, plant or equipment for period of time in exchange for consideration. Leases with an initial term of 12 months or less are not recorded on the balance sheet. The Company recognizes these lease expenses on a straight-line basis over the lease term.

The Company has assessed its contracts and concluded that its leases consist of finance and operating leases. Operating leases are included in operating lease right-of-use ("ROU") assets, current portion of operating lease liabilities, and operating lease liabilities in the Company's consolidated balance sheets.

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company's leases do not provide an implicit rate, the Company determines an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The incremental borrowing rate represents a significant judgment that is based on an analysis of the Company's credit rating, country risk, treasury and corporate bond yields, as well as comparison to the Company's borrowing rate on its most recent loan. The Company uses the implicit rate when readily determinable. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company has lease agreements with lease and non-lease components, which are generally accounted for separately.

The Company finances purchases of hardware and computer equipment through finance lease agreements. Finance lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date.

Concentrations

The Company maintains its cash with various institutions, which exceed federally insured limits throughout the year. At December 31, 2023, the Company had cash on deposit of approximately $4,904,146 in excess of the federally insured limits of $250,000.

No one customer represented more than 10% of the total accounts receivable and unbilled services for the years ended December 31, 2023 and 2022.

For the years ended December 31, 2023 and 2022, the top ten customers accounted for 9% ($4,869,634) and 7% ($3,147,258), respectively, of total revenues. The Company does not rely on any one specific customer for any significant portion of its revenue base.

For the years ended December 31, 2023 and 2022, purchases from one supplier through a "channel partner" agreement were approximately 16% and 15%, respectively. This channel partner agreement is for a one-year term and automatically renews for an additional one-year term on the anniversary of the agreements effective date.

For the year ended December 31, 2023, one supplier represented approximately 23% of total accounts payable. For the year ended December 31, 2022 one supplier represented approximately 25% of accounts payable.

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable and cash. As of December 31, 2023, the Company believes it has no significant risk related to its concentration of accounts receivable.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment

Property and equipment is stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method based upon the estimated useful lives of the assets, generally three to seven years. Maintenance and repairs that do not materially add to the value of the equipment nor appreciably prolong its life are charged to expense as incurred.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in the consolidated statements of operations.

Income Taxes

The Company accounts for income taxes using the asset and liability method described in ASC 740, *Income Taxes*. Deferred tax assets arise from a variety of sources, the most significant being: a) tax losses that can be carried forward to be utilized against profits in future years; b) expenses recognized for financial reporting purposes but disallowed in the tax return until the associated cash flow occurs; and c) valuation changes of assets which need to be tax effected for book purposes but are deductible only when the valuation change is realized.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as net operating loss carryforwards. Based on ASU 2015-17, *Classification of Deferred Taxes*, all deferred tax assets or liabilities are classified as long-term. Valuation allowances are established against deferred tax assets if it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates or laws is recognized in operations in the period that includes the enactment date.

The Company accounts for uncertainties in income taxes under ASC 740-10-50 which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740-10 requires that the Company determine whether the benefits of its tax positions are more-likely-than-not of being sustained upon audit based on the technical merits of the tax position. The Company recognizes the impact of an uncertain income tax position taken on its income tax return at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority.

The Company has federal net operating loss ("NOL") carryforwards which are subject to limitations under Section 382 of the Internal Revenue Code.

The Company files income tax returns in the U.S. federal and state jurisdictions. Tax years 2020 to 2023 remain open to examination for both the U.S. federal and state jurisdictions.

Despite the Company's belief that its tax return positions are consistent with applicable tax laws, one or more positions may be challenged by taxing authorities. Settlement of any challenge can result in no change, a complete disallowance, or some partial adjustment reached through negotiations or litigation. Interest and penalties related to income tax matters, if applicable, will be recognized as income tax expense. There were no liabilities for uncertain tax positions at December 31, 2023 and 2022.

During the years ended December 31, 2023 and 2022 the Company did not incur any expense related to interest or penalties for income tax matters, and no such amounts were accrued as of December 31, 2023 and 2022.

NOTE 2 - **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Fair Value Measurement

FASB ASC 820, *Fair Value Measurements*, defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and prescribes disclosures about fair value measurements.

The accounting standards define fair value and establish a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use on unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is as follows:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

The Company's current financial assets and liabilities approximate fair value due to their short-term nature and include cash, accounts receivable, accounts payable, and accrued liabilities. The carrying value of longer-term leases and debt obligations approximate fair value as their stated interest rates approximate the rates currently available. The Company's goodwill and intangibles are measured at fair-value on a non-recurring basis using Level 3 inputs, as discussed in Notes 6 and 11.

Share-Based Compensation

Compensation expense related to share-based transactions, including employee stock options, is measured and recognized in the financial statements based on a determination of the fair value. The grant date fair value is determined using the Black-Scholes-Merton ("Black-Scholes") pricing model. For employee stock options, the Company recognizes expense over the requisite service period on a straight-line basis (generally the vesting period of the equity grant). The Company's option pricing model requires the input of highly subjective assumptions, including the expected stock price volatility and expected term. Any changes in these highly subjective assumptions significantly impact stock-based compensation expense.

Recently Adopted Authoritative Pronouncements

In September 2016, the FASB issued ASU 2016-13, *Financial Instruments - Credit Losses - Measurement of Credit Losses on Financial Instruments*, which changes the way companies evaluate credit losses for most financial assets and certain other instruments. For receivables, and other short-term financial instruments, companies are required to use a new forward-looking "expected loss" model to evaluate impairment, potentially resulting in earlier recognition of allowances for losses. The new standard also requires enhanced disclosures, including the requirement to disclose the information used to track credit quality by year of origination. This standard was adopted on January 1, 2023 and did not have a significant impact on our consolidated financial position and consolidated results of operations.

Recent Authoritative Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): *Improvements to Income Tax Disclosures*, which requires disaggregated information about a reporting entity's effective tax rate reconciliation, as well as information related to income taxes paid to enhance the transparency and decision usefulness of income tax disclosures. This ASU will be effective for the annual period ending December 31, 2025. The Company is currently evaluating the timing and impacts of adoption of this ASU.

No other recently issued accounting pronouncements had or are expected to have a material impact on the Company's consolidated financial statements.

NOTE 3 - NET LOSS PER COMMON SHARE

The Company's basic loss per common share is based on net loss for the relevant period, divided by the weighted average number of common shares outstanding during the period. Diluted loss per common share is based on net loss, divided by the weighted average number of common shares outstanding during the period, including common share equivalents, such as outstanding options and warrants to the extent they are dilutive. For the years ended December 31, 2023 and 2022 since the Company had net losses, the effect of common stock equivalents is anti-dilutive, and, as such, common stock equivalents have been excluded from the calculation.

	Year Ended December 31, 2023	Year Ended December 31, 2022
Basic net loss per share computation:		
Net loss	$ (1,070,095)	$ (282,219)
Weighted-average common shares outstanding	5,259,595	5,167,081
Basic net loss per share	$ (0.20)	$ (0.05)
Diluted net loss per share computation:		
Net loss per above	$ (1,070,095)	$ (282,219)
Weighted-average common shares outstanding	5,259,595	5,167,081
Incremental shares for convertible promissory note, warrants and stock options	-	-
Total adjusted weighted-average shares	5,259,595	5,167,081
Diluted net loss per share	$ (0.20)	$ (0.05)

The following table summarizes securities that, if exercised, would have an anti-dilutive effect on earnings per share.

	Year Ended December 31, 2023	Year Ended December 31, 2022
Stock options	-	158,420
Warrants	-	-
Total potential dilutive securities not included in loss per share	-	158,420

NOTE 4 - ALLOWANCE FOR EXPECTED CREDIT LOSSES

Roll-forward of Allowance for Expected Credit Losses

The following table represents the roll-forward of the allowance for expected credit losses for the years ended December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
Balance at beginning of period	$ 490,311	$ 330,311
Current period provision for expected losses	115,000	170,178
Write-offs	(95,099)	(10,178)
Balance at end of period	$ 510,212	$ 490,311

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment is summarized as follows:

	December 31, 2023	December 31, 2022
Leasehold improvements	$ 165,701	$ 165,701
Equipment, furniture, and fixtures	3,942,502	3,821,575
	4,108,203	3,987,276
Less: accumulated depreciation and amortization	(3,604,856)	(3,275,962)
Property and equipment, net	$ 503,347	$ 711,314

Depreciation and amortization expense related to these assets for the years ended December 31, 2023 and 2022 was $328,894 and $386,847.

Property and equipment under finance leases (included in Note 8) are summarized as follows:

	December 31, 2023	December 31, 2022
Equipment, furniture, and fixtures	$ 1,256,092	$ 1,256,092
Less: accumulated amortization	(924,313)	(716,743)
Property and equipment, net	$ 331,779	$ 539,349

NOTE 6 - INTANGIBLE ASSETS

Intangible assets consist of proprietary developed software, intellectual property, customer lists and acquired contracts carried at cost less accumulated amortization and customer lists acquired at fair value less accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives.

On January 1, 2022, the Company entered into an asset purchase agreement with to acquire certain assets of DTS. The purchase price for the Acquired Assets was $1,335,000, $500,000 of which was paid in cash and $835,000 of which was paid through the issuance of a four-year $835,000 promissory note dated January 1, 2022, paying interest at the rate of 3.25% per annum (see Note 11).

On January 19, 2022, SWK acquired the customer list of pursuant to an Asset Purchase Agreement for the customer list for $150,000 cash and the issuance of a promissory note in the aggregate principal amount of $75,000 (the "NEO3 Note"). The NEO3 Note is due in 36 months from the closing date and bears interest at a rate of two percent (2.0%) per annum. Monthly payments including interest are $2,148. The purchase price has been recorded as an intangible asset with an estimated life of seven years.

On November 13, 2023, the Company entered into an asset purchase agreement with to acquire certain assets of JCS for cash of $278,489, prepaid time from clients in the amount of $21,511 and the issuance of a promissory note in the amount of $1,025,000 (the JCS Note") for a total of $1,325,000. The JCS Note is due in 36 months from the closing date and bears interest at a rate of two percent (4.25%) per annum (see Note 7). The purchase price has been allocated to customer list with an estimated life of seven years. Upon completion of an independent valuation, the allocation of the purchase price to customer lists will be modified with the excess purchase consideration being allocated to goodwill (see Note 11).

NOTE 6 - INTANGIBLE ASSETS (Continued)

The components of intangible assets are as follows:

	December 31, 2023		December 31, 2022		Estimated Useful Lives
Proprietary developed software	$	390,082	$	390,082	5 - 7
Intellectual property, customer list, and acquired contracts		9,068,283		7,743,283	5 - 15
Total intangible assets	$	9,458,365	$	8,133,365	
Less: accumulated amortization		(4,539,516)		(3,868,012)	
	$	4,918,849	$	4,265,353	

Amortization expense related to the above intangible assets was $671,504 and $732,552, respectively, the years ended December 31, 2023 and 2022. There was no impairment of intangible assets for the years ended December 31, 2023 and 2022, respectively.

The Company expects future amortization expense to be the following:

	Amortization	
2024	$	837,129
2025		833,653
2026		822,451
2027		808,802
2028		664,350
thereafter		952,464
Total	$	4,918,849

The following table provides a summary of the changes in goodwill for the years ended December 31, 2023 and 2022:

	December 31, 2023		December 31, 2022	
Goodwill, at beginning of year	$	1,139,952	$	1,011,952
Goodwill additions		-		128,000
Goodwill deductions		-		-
Goodwill, at end of year	$	1,139,952	$	1,139,952

NOTE 7 - LONG-TERM AND RELATED PARTY DEBT

On July 31, 2020, the Company acquired certain assets of Prairie Technology Solutions Group, LLC ("Prairie Tech") pursuant to an Asset Purchase Agreement. In consideration for the acquired assets, the Company paid $185,000 in cash and issued three promissory notes to Prairie Tech ("Prairie Tech Note 1", "Prairie Tech Note 2" and "Prairie Tech Note 3"), each in the principal aggregate amount of $103,333 (collectively the "Prairie Tech Notes"). The Prairie Tech Notes bear interest at a rate of 4% per annum. Prairie Tech Note 1 has a term of one (1) year and is subject to downward adjustment based on whether certain revenue milestones are achieved. In July 2021, the Company waived its rights to any downward adjustments on these notes, and agreed to pay the full face amount, plus interest, on those notes on the date of maturity. Prairie Tech Note 2 has a term of two (2) years and is also subject to downward adjustment based on whether certain revenue milestones are achieved. Prairie Tech Note 3 has a term of three (3) years and is not subject to a downward adjustment. On July 31, 2021, the Company paid Note 1 and accrued interest in the amount of $107,543. On August 4, 2022, the Company paid Note 2 and accrued interest in the amount of $111,924. On July 1, 2023, the Company paid Note 3 and accrued interest in the amount of $116,485. At December 31, 2023 and December 31, 2022, the outstanding balances on the PT Notes were $-0- and $103,333, respectively.

NOTE 7 - **LONG-TERM AND RELATED PARTY DEBT (Continued)**

On October 1, 2020, SWK acquired certain assets of Computer Management Services, LLC, ("CMS") pursuant to an Asset Purchase Agreement for cash of $410, clients' deposits related to technical support in the amount of $50,115, prepaid time from clients in the amount of $67,073, and the issuance of a promissory note in the aggregate principal amount of $170,000 (the "CMS Note") for a total of $287,598. The CMS Note is due in 36 months from the closing date and bears interest at a rate of two percent (2.0%) per annum. Monthly payments including interest are $4,869. At December 31, 2023 and December 31, 2022, the outstanding balances on the CMS Note were $-0- and $48,249, respectively.

On December 1, 2020, SWK acquired certain assets of Business Software Solutions ("BSS") pursuant to an Asset Purchase Agreement for a promissory note in the aggregate principal amount of $230,000 (the "BSS Note"). The BSS Note is due in 60 months from the closing date and bears interest at a rate of two percent (2.0%) per annum. Monthly payments including interest are $4,031. At December 31, 2023 and December 31, 2022, the outstanding balances on the BSS Note were $94,766 and $140,748, respectively.

On April 1, 2021, SWK acquired certain assets of CT-Solution, Inc. ("CTS") pursuant to an Asset Purchase Agreement for a promissory note in the aggregate principal amount of $130,000 (the "CTS Note"). The CTS Note is due in 36 months from the closing date and bears interest at a rate of two percent (2.0%) per annum. Monthly payments including interest are $3,724. At December 31,2023 and December 31, 2022, the outstanding balances on the CTS Note were $14,832 and $58,741, respectively.

On May 1, 2021, SWK acquired certain assets of PeopleSense, Inc. ("PSI") pursuant to an Asset Purchase Agreement for cash of $145,703, customer deposits related to prepaid time from clients in the amount of $99,938, and the issuance of a promissory note in the aggregate principal amount of $450,000 (the "PSI Note"). The PSI Note is due in 36 months from the closing date and bears interest at a rate of two percent (2.0%) per annum. Monthly payments including interest are $12,889. At December 31, 2023 and December 31, 2022, the outstanding balances on the PSI Note were $64,125 and $215,863, respectively.

On January 1, 2022, SWK acquired certain assets of DTS pursuant to an Asset Purchase Agreement for $500,000 cash and the issuance of a promissory note in the aggregate principal amount of $835,000 (the "DTSI Note"). The DTSI Note bears interest at a rate of three and one-quarter percent (3.25%) per annum. The principal amount of the Note is subject to a downward adjustment in the event the Company loses any subscription renewal revenue during the one-year period immediately following the Effective Date from any persons that were customers of DTS immediately prior to the Effective Date (the "DTS Customers"). Any such downward adjustment will be determined by calculating the percentage of loss of Acumatica subscription renewals during the one-year period immediately following the Effective Date from DTS Customers. In the event that subscription renewal revenue received from DTS Customers during the one-year period immediately following the Effective Date is less than 95% of the subscription renewal revenue received by DTS from DTS Customers during the one-year period immediately preceding the Effective Date, the principal amount of the Note will be reduced. The measuring period for any downward adjustment will be as of the one-year anniversary of the Effective Date. Notwithstanding the foregoing, under no circumstances will the principal amount of the Note be reduced by reason of such downward adjustment by more than $150,000 (*i.e.*, to a principal amount below $685,000).

The Note will be amortized as follows: The first payment of principal and interest due under the Note, which will be an annual payment, is due and payable on January 1, 2023, after the revised principal amount of the Buyer Note is determined and thereafter, payments will be made quarterly in twelve equal installments. As of December 31, 2023 and December 31, 2022, the outstanding balances on the DTSI Note were $469,688 and $835,000, respectively (see Note 11).

On January 19, 2022, SWK acquired the customer list of NEO3 pursuant to an Asset Purchase Agreement for the customer list for $150,000 cash and the issuance of a promissory note in the aggregate principal amount of $75,000 (the "NEO3 Note"). The NEO3 Note is due in 36 months from the closing date and bears interest at a rate of two percent (2.0%) per annum. Monthly payments including interest are $2,148. As of December 31, 2023 and December 31, 2022 the outstanding balances on the NEO3 Note were $27,604 and $52,559, respectively.

NOTE 7 - LONG-TERM AND RELATED PARTY DEBT (Continued)

On November 13, 2023, SWK acquired certain assets of JCS pursuant to an Asset Purchase Agreement for cash of $278,489, prepaid time from clients in the amount of $21,511 and the issuance of a promissory note in the amount of $1,025,000 (the JCS Note") for a total of $1,325,000. The JCS Note bears interest at a rate of four and one-quarter percent (4.25%) per annum. The principal amount of the Note is subject to a downward adjustment in the event the Company loses any subscription renewal revenue during the one-year period immediately following the Effective Date from any persons that were customers of JCS immediately prior to the Effective Date (the "JCS Customers"). Any such downward adjustment will be determined by calculating the percentage of loss of Acumatica subscription renewals during the one-year period immediately following the Effective Date from JCS Customers. In the event that subscription renewal revenue received from JCS Customers during the one-year period immediately following the Effective Date is less than 95% of the subscription renewal revenue received by JCS from JCS Customers during the one-year period immediately preceding the Effective Date, the principal amount of the Note will be reduced. The measuring period for any downward adjustment will be as of the one-year anniversary of the Effective Date. Notwithstanding the foregoing, under no circumstances will the principal amount of the Note be reduced by reason of such downward adjustment by more than $150,000 (i.e., to a principal amount below $685,000). The Note will be amortized as follows: The first payment of principal and interest due under the Note, which will be an annual payment, is due and payable on November 13, 2024, after the revised principal amount of the Buyer Note is determined and thereafter, payments will be made quarterly in eight equal installments. At December 31, 2023 the outstanding balance on the JCS Note was $1,025,000.

At December 31, 2023 and December 31, 2022, certain long-term debt is considered a related party liability as holders, including Prairie Tech and PIT, are current employees of the Company. As of December 31, 2023 and December 31, 2022, the outstanding balances of this debt were $-0- and $103,333, respectively.

Total long-term debt balances at December 31, 2023 and 2022 were $1,696,015 and $1,454,493, respectively, of which $701,749 and $783,479 was classified as current portion at December 31, 2023 and 2022, respectively.

At December 31, 2023, future payments of promissory notes are as follows over each of the next four fiscal years:

2024	$	701,749
2025		600,403
2026		393,863
Total	$	1,696,015

NOTE 8 - FINANCE LEASE OBLIGATIONS

The Company has entered into lease commitments for equipment that meet the requirements for capitalization. The equipment has been capitalized and is included in property and equipment in the accompanying consolidated balance sheets. The related obligations are based upon the present value of the future minimum lease payments with the following:

	December 31, 2023	December 31, 2022
Weighted average remaining lease terms	2.92	3.44
Weighted average interest rates	7.15%	7.31%

At December 31, 2023, future payments under finance leases are as follows:

2024	$	176,686
2025		115,080
2026		115,080
2027		47,949
Total minimum lease payments		454,795
Less amounts representing interest		(53,342)
Present value of net minimum lease payments		401,453
Less current portion		(154,336)
Long-term finance lease obligation	$	247,117

NOTE 9 - **OPERATING LEASE LIABILITIES**

The Company leases space in four different locations and also has an equipment lease rental with monthly payments ranging from $3,022 to $10,279 which expire at various dates through September 2026.

On September 29, 2022, the Company entered into an operating lease for equipment with Digital Fortress, Inc. Accordingly, operating lease right of use assets and operating lease liabilities were recognized in the amount of $109,840 during the year ended December 31, 2023.

On October 12, 2022, the Company entered into an operating lease for equipment and space with Cologix USA, Inc. Accordingly, operating lease right of use assets and operating lease liabilities were recognized in the amount of $106,471 during the year ended December 31, 2023.

On June 2, 2023, the Company entered into an operating lease to extend its lease for its Arizona office with Exeter 17319 DE, LLC. Accordingly, operating lease right of use assets and operating lease liabilities were recognized for the extension in the amount of $108,330 during the year ended December 31, 2023.

On January 3, 2024, the Company extended its lease for two years ended April 30, 2026. Monthly base rent will be $10,258 for the first year and $10,471 for the second year. Accordingly, operating lease right of use assets and operating lease liabilities were recognized for the extension in the amount of $236,872 during the year ended December 31, 2023.

The Company's leases generally do not provide an implicit rate, and therefore the Company uses its incremental borrowing rate as the discount rate when measuring operating lease liabilities. The incremental borrowing rate represents an estimate of the interest rate the Company would incur at lease commencement to borrow an amount equal to the lease payments on a collateralized basis over the term of a lease. The asset and liability were valued using an weighted average interest rate of 4.77%.

The Company's weighted average remaining lease term and weighted average discount rate for operating leases as of December 31, 2023 and 2022 are as follows:

	December 31, 2023	December 31, 2022
Weighted average remaining lease term	2.13	1.19
Weighted average discount rate	4.77%	4.77%

The following table reconciles the undiscounted future minimum lease payments (displayed by year and in the aggregate) under noncancelable operating leases with terms of more than one year to the total lease liabilities recognized on the consolidated balance sheet as of December 31, 2023:

2024	$ 279,227
2025	196,864
2026	72,673
Total undiscounted future minimum lease payments	548,764
Less: Difference between undiscounted lease payments and discounted lease liabilities	(26,898)
Total operating lease liabilities	$ 521,866
Less current portion	(262,733)
Long-term operating lease liabilities	$ 259,133

Total rent expense under operating leases for the year ended December 31, 2023 was $413,894 as compared to $486,654 for the year ended December 31, 2022. Rent expense paid with cash was $435,491 for the year ended December 31, 2023, as compared to $494,429 for the year ended December 31, 2022.

NOTE 10 - EQUITY

Dividends

On August 4, 2023, the Board of Directors approved the payment of a $0.20 special cash dividend per share of Common Stock to shareholders of record August 18, 2023. The dividend was paid on August 25, 2023.

Common Stock At-The-Market Sales Program

In April 2021, the Company entered into an At Market Issuance Sales Agreement (the "2021 At Market Agreement") with the Sales Agent under which the Company may issue and sell shares of its common stock having an aggregate offering price of up to $3,308,842 from time to time through the Sales Agent. Sales of the Company's common stock through the Sales Agent, if any, will be made by any method that is deemed an "at the market" offering as defined by the SEC. The Company will pay to the Sales Agent a commission rate equal to 3.0% of the gross proceeds from the sale of any shares of common stock sold through the Sales Agent under the 2021 At Market Agreement.

Shares of common stock sold under the 2021 At Market Agreement are made pursuant to the Company's Registration Statement on Form S-3 (File No. 333-249238), filed with the Securities and Exchange Commission (the "SEC") on October 2, 2020, as amended, and declared effective on October 23, 2020 (the "2020 Registration Statement"), the prospectus included in the 2020 Registration Statement and the related prospectus supplement dated February 26, 2021. In June 2021, 65,452 shares of Common Stock were issued and sold generating $722,116, excluding legal expenses. In July 2021, an additional 9,548 shares of Common Stock were issued and sold generating $76,436, net of legal expenses.

For the years ended December 31, 2023 and 2022, the Company issued no shares under the 2021 At Market Agreement

Stock Repurchase Program

On October 10, 2019, the Company's Board of Directors authorized a new stock repurchase program, under which the Company may repurchase up to $2 million of its outstanding common stock. Under this new stock repurchase program, the Company may repurchase shares in accordance with all applicable securities laws and regulations, including Rule 10b-18 of the Securities Exchange Act of 1934, as amended. The extent to which the Company repurchases its shares, and the timing of such repurchases, will depend upon a variety of factors, including market conditions, regulatory requirements and other corporate considerations, as determined by the Company's management. The repurchase program may be extended, suspended or discontinued at any time. The Company expects to finance the program from existing cash resources. On November 5, 2021, the Board of Directors voted to increase the authorized amount of the buyback from $2 million to $5 million. As of December 31, 2023, no repurchases have been made.

Issuance of Common Stock

On September 29, 2022, the Company approved 120,000 shares of common stock in exchange for services. The market value of these shares was $297,600.

In December 2023, the Company issued 59,404 shares of common stock upon the exercise of stock options.

NOTE 10 - EQUITY (Continued)

Stock Options

The Company adopted the 2019 Equity and Incentive Plan (the "2019 Plan") to order provide long-term incentives for employees and non-employees to contribute to the growth of the Company and attain specific performance goals.

The fair value of each option awarded is estimated on the date of grant using the Black-Scholes option valuation model that uses the assumptions noted in the following table. Expected volatilities are based on historical volatility of Common Stock. The expected life of the options granted represents the period from date of grant to expiration (5 years). The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant. There were no stock options granted for the years ended December 31, 2023 and 2022.

A summary of the status of the Company's stock option plans for the fiscal years ended December 31, 2023 and 2022 and changes during the years are presented below (in number of options):

	Number of Options		Average Exercise Price	Average Remaining Contractual Term		Aggregate Intrinsic Value
Outstanding options at January 1, 2022	165,620	$	6.256	-	$	-0-
Options granted	-		-			
Options canceled/forfeited	(7,200)	$	6,530			
Outstanding options at December 31, 2022	158,420	$	6.245	3.49 years	$	-0-
Options granted	-		-			
Options exercised (1)	158,420		6.245			
Options canceled/forfeited	-	$	-			
Outstanding options at December 31, 2023	-	$	-	-	$	-0-
Vested Options:						
December 31, 2023:	-	$	-	-	$	-0-
December 31, 2022:	115,025	$	6.138	3.49 years	$	-0-

(1) Cashless exercise of outstanding stock options. The option holders received 59,404 shares of common stock and surrendered 158,420 shares of common stock underlying the option in payment of the exercise price. The cashless exercise was based on the market price of the average of the closing trading price of the Issuer's common stock on the 5 trading days ending prior to the date of exercise.

Total stock compensation recognized for the year ended December 31, 2023 and 2022 was $41,497 and $180,260, respectively.

As of December 31, 2023 and 2022, the unamortized compensation expense for stock options was $-0- and $41,497, respectively.

As of December 31, 2023, there were 1,056,670 shares available for issuance under the Plan.

Warrants

As of December 31, 2021, the Company had outstanding warrants outstanding to purchase 4,988 shares of the Company's common stock at an exercise price of $4.01 per share. These warrants expired in March 2022.

NOTE 11 - BUSINESS COMBINATIONS

On January 1, 2022, the Company entered into an asset purchase agreement with to acquire certain assets of DTS. The purchase price for the Acquired Assets was $1,335,000, $500,000 of which was paid in cash and $835,000 of which was paid through the issuance of a four-year $835,000 promissory note dated January 1, 2022, paying interest at the rate of 3.25% per annum. The principal amount of the Note was subject to a downward adjustment in the event the Company lost any subscription renewal revenue during the one-year period immediately following the Effective Date from any persons that were customers of DTS immediately prior to the Effective Date (the "DTS Customers"). Any such downward adjustment would be determined by calculating the percentage of loss of Acumatica subscription renewals during the one-year period immediately following the Effective Date from DTS Customers. In the event that subscription renewal revenue received from DTS Customers during the one-year period immediately following the Effective Date was less than 95% of the subscription renewal revenue received by DTS from DTS Customers during the one-year period immediately preceding the Effective Date, the principal amount of the Note would be reduced. The measuring period for any downward adjustment will be as of the one-year anniversary of the Effective Date. Notwithstanding the foregoing, under no circumstances would the principal amount of the Note be reduced by reason of such downward adjustment by more than $150,000 (*i.e.*, to a principal amount below $685,000). There was no downward adjustment necessary as measured on the one-year anniversary of the note, January 1, 2023. The Note was amortized as follows: The first payment of principal and interest due under the Note, which will be an annual payment, was due and paid on January 1, 2023, and thereafter, payments will be made quarterly in twelve equal installments. Upon completion of an independent valuation, the allocation of the purchase price was $1,207,000 to customer lists with the excess purchase consideration of $128,000 being allocated to goodwill.

On November 13, 2023, SWK acquired certain assets of JCS pursuant to an Asset Purchase Agreement for cash of $278,489, prepaid time from clients in the amount of $21,511 and the issuance of a promissory note in the amount of $1,025,000 (the JCS Note") for a total of $1,325,000. The Asset Purchase Agreement was recorded as a business combination under ASC 805, *Business Combinations,* as the assets purchased are capable of being conducted and managed for the purpose of providing a return. The JCS Note bears interest at a rate of four and one-quarter percent (4.25%) per annum. The principal amount of the Note is subject to a downward adjustment in the event the Company loses any subscription renewal revenue during the one-year period immediately following the Effective Date from any persons that were customers of JCS immediately prior to the Effective Date (the "JCS Customers"). Any such downward adjustment will be determined by calculating the percentage of loss of Acumatica subscription renewals during the one-year period immediately following the Effective Date from JCS Customers. In the event that subscription renewal revenue received from JCS Customers during the one-year period immediately following the Effective Date is less than 95% of the subscription renewal revenue received by JCS from JCS Customers during the one-year period immediately preceding the Effective Date, the principal amount of the Note will be reduced. The measuring period for any downward adjustment will be as of the one-year anniversary of the Effective Date. Notwithstanding the foregoing, under no circumstances will the principal amount of the Note be reduced by reason of such downward adjustment by more than $150,000 (i.e., to a principal amount below $685,000). The Note will be amortized as follows: The first payment of principal and interest due under the Note, which will be an annual payment, is due and payable on November 13, 2024, after the revised principal amount of the Buyer Note is determined and thereafter, payments will be made quarterly in eight equal installments. At December 31, 2023 the outstanding balance on the JCS Note was $1,025,000. Upon completion of an independent valuation, the allocation of the purchase price to customer lists will be modified with the excess purchase consideration being allocated to goodwill.

The Company expects these acquisitions to create synergies by combining operations and expanding geographic market share and product offerings.

The following summarizes the purchase price allocation for all prior year and current year acquisitions:

	2023 Purchase JCS		2022 Purchase DTS	
Cash consideration	$	278,489	$	500,000
Note payable		1,025,000		835,000
Total purchase price	$	1,303,489	$	1,335,000
Customer list	$	1,325,000	$	1,207,000
Goodwill		-		128,000
Total assets acquired		1,325,000		1,335,000
Deferred revenue		(21,511)		-
Net assets acquired	$	1,303,489	$	1,335,000

NOTE 11 - **BUSINESS COMBINATIONS (Continued)**

The following unaudited pro forma information does not purport to present what the Company's actual results would have been had the acquisitions of JCS Computer Resource Corporation ("JCS") acquired November 13, 2023 occurred on January 1, 2022, nor is the financial information indicative of the results of future operations. The following table represents the unaudited consolidated pro forma results of operations for the year ended December 31, 2022 as if the acquisitions occurred on January 1, 2022. For the year ended December 31 2022, operating expenses have been increased for the amortization expense of expected definite lived intangible assets and interest on the notes payable.

Pro Forma	Year Ended December 31, 2023		Year Ended December 31, 2022	
Net revenues	$	55,655,173	$	46,561,694
Cost of revenues		33,137,972		27,538,591
Operating expenses		20,112,520		18,509,387
(Loss) income before taxes		(840,719)		191,977
Net (loss) income	$	(685,535)	$	204,262
Basic and diluted (loss) income per common share	$	(0.13)	$	0.04

For the year ended December 31, 2022, there is $189,276 of estimated amortization expense and $43,440 of estimated interest expense included in the pro-forma results for JCS.

For the year ended December 31, 2023, there is $165,617 of estimated amortization expense and $38,010 of estimated interest expense included in the pro-forma results for JCS.

NOTE 12 - **INCOME TAXES**

The recognized deferred tax asset is based upon the expected utilization of its benefit from future taxable income. The Company has federal net operating loss ("NOL") carryforwards of approximately $5,800,000 as of December 31, 2023, which is subject to limitations under Section 382 of the Internal Revenue Code. These carryforward losses are available to offset future taxable income and begin to expire in the year 2026 to 2034.

The foregoing amounts are management's estimates, and the actual results could differ from those estimates. Future profitability in this competitive industry depends on continually obtaining and fulfilling new profitable sales agreements and modifying products. The inability to obtain new profitable contracts could reduce estimates of future profitability, which could affect the Company's ability to realize the deferred tax assets. Significant components of the Company's deferred tax assets and liabilities are summarized as follows:

	December 31, 2023		December 31, 2022	
Deferred tax assets:				
Net operating loss carry forwards	$	1,417,000	$	1,238,000
Long lived assets		210,000		206,000
Share based payments		5,000		5,000
Accrued expenses		84,000		102,000
Allowance for doubtful accounts		135,000		122,000
Other		61,000		35,000
Deferred tax asset		1,912,000		1,708,000
Deferred tax liabilities:				
Long lived assets		(128,000)		(185,000)
Deferred tax liabilities		(128,000)		(185,000)
Net deferred tax asset		1,784,000		1,523,000
Less: Valuation allowance		(340,000)		(417,000)
Net deferred tax asset	$	1,444,000	$	1,106,000

NOTE 12 - **INCOME TAXES (Continued)**

For the year ended December 31, 2023, the Company recorded a tax benefit in the amount of $297,419 based on the estimated tax rate.

For the year ended December 31, 2022, the Company recorded a tax benefit in the amount of $192,184 based on the estimated tax rate. The Federal effective rate is higher than the statutory rate primarily due to Incentive Stock Options (ISO), which are not tax deductible.

A reconciliation of the statutory income tax rate to the effective rate is as follows for the period December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
Federal income tax rate	21%	21%
State income tax, net of federal benefit	5%	(3%)
Permanent items	(1%)	(8%)
Return to provision for prior year	(8%)	30%
Change in valuation allowance	5%	1%
Effective income tax rate	22%	41%

Income tax provision from continuing operations:

	Year Ended	
	December 31, 2023	December 31, 2022
Current:		
Federal	$ 25,505	$ (105,826)
State and local	14,913	22,410
Total current tax (benefit) provision	40,418	(83,416)
Deferred:		
Federal	(240,485)	(78,677)
State and local	(97,352)	(30,091)
Total deferred tax (benefit) provision	(337,837)	(108,768)
Total (benefit) provision	$ (297,419)	$ (192,184)

NOTE 13 - **RELATED PARTY TRANSACTIONS**

At December 31, 2023 and December 31, 2022, certain long-term debt is considered a related party liability as holders, including Prairie Tech, are current employees of the Company. As of December 31, 2023 and December 31, 2022, the outstanding balances of this debt were $-0- and $103,333 respectively.

NOTE 14 - COMMITMENTS AND CONTINGENCIES

Contingencies

Employment agreements

The Company's Chief Executive Officer and President has had an Employment Agreement with the Company since September 15, 2003. On February 4, 2016 (the "Effective Date"), the Company entered into an amended and restated employment agreement (the "Meller Employment Agreement") with Mark Meller, pursuant to which Mr. Meller will continue to serve as the Company's President and Chief Executive Officer. The Meller Employment Agreement was entered into by the Company and Mr. Meller primarily to extend the term of Mr. Meller's employment. The term of the Meller Employment Agreement is for an additional 7 years through September of 2023 (the "Term") and shall automatically renew for additional periods of one year unless otherwise terminated in accordance with the employment agreement. As of the renewal date, the Company agreed to pay Mr. Meller and annual salary of $565,000 with a ten percent (10%) increase every year. The Meller Employment Agreement provides for a severance payment to Mr. Meller of three hundred percent (300%), less $100,000 of his gross income for services rendered to the Company in each of the five prior calendar years should his employment be terminated following a change in control (as defined in the Meller Employment Agreement). On November 5, 2021, the Company's Board of Directors approved a five-year extension through September of 2028 of the employment agreement with Mark Meller, the Company's Chief Executive Officer and President under the same terms and conditions.

Concurrently with the execution of the Investment Agreement, SilverSun and Mark Meller entered into a letter agreement pursuant to which the Meller SilverSun Employment Agreement will be terminated and liquidated as of immediately prior to Closing, and Silver Sun will pay to Mr. Meller a lump sum termination payment equal to the lessor of (i) $3.0 million and (ii) 300% of the average annual amount paid by the Company or any parent or subsidiary thereof to Mr. Meller and included in his gross income for services rendered in each of the five calendar years immediately prior to closing, less $100, which is the amount that he is entitled to receive under the Meller SilverSun Agreement for certain terminations of his employment within three years following a change of control.

NOTE 15 - RECENT EVENTS

Rhodium

On September 29, 2022, SilverSun entered into a definitive agreement and plan of merger (the "*Rhodium Merger Agreement*") by and among SilverSun, Rhodium Enterprises Acquisition Corp, Rhodium Enterprises Acquisition LLC and Rhodium Enterprises, Inc., an industrial-scale digital asset technology company utilizing proprietary technologies to mine bitcoin. On October 13, 2023, SilverSun terminated the Rhodium Merger Agreement

Jacobs Private Equity II, LLC ("JPE")

On December 3, 2023, SilverSun entered into an Investment Agreement (as it may be amended or supplemented, the "*Investment Agreement*"), with Jacobs Private Equity II, LLC, a Delaware limited liability company ("*JPE*"), and the other investors party thereto (the "*Other Investors*," and together with JPE, the "*Investors*"), providing for an aggregate investment by the Investors of $1,000,000,000 in cash in SilverSun, including $900,000,000 from JPE (the "*Equity Investment*"). The Investment Agreement has been unanimously approved by the SilverSun board of directors. Following the closing (the "*Closing*") of the Equity Investment (together with all of the other transactions contemplated by the Investment Agreement), JPE will become the controlling stockholder of SilverSun, and Brad Jacobs, the Managing Member of JPE, will become Chairman of the SilverSun board of directors and Chief Executive Officer of SilverSun.

Following the Closing, SilverSun intends to pursue a business strategy of creating a tech-forward leader in the building products distribution industry. After spinning off the existing SilverSun business as described below, the remaining company, which will be renamed QXO, Inc., will be a standalone platform for acquisitions and operations in the building products distribution industry.

NOTE 15 - **RECENT EVENTS** (Continued)

Jacobs Private Equity II, LLC ("JPE") (Continued)

At least two days prior to the Closing, SilverSun will amend and restate its certificate of incorporation (the "*Charter Amendment*" or the "*Fifth Amended and Restated Certificate of Incorporation*") to, among other things, effect an 8:1 reverse stock split (the "*Reverse Stock Split*") with respect to SilverSun's common stock, par value $0.00001 per share ("*SilverSun common stock*"). Upon the Closing and giving effect to the Reverse Stock Split, SilverSun will issue to the Investors, in the aggregate: (a) 1,000,000 shares of Convertible Perpetual Preferred Stock of SilverSun (the "*Convertible Preferred Stock*") that, in the aggregate, will be convertible into approximately 219 million shares of SilverSun common stock at an initial conversion price of $4.566 per share (equivalent to $0.571 per share pre-Reverse Stock Split), subject to customary anti-dilution adjustments; and (b) warrants to purchase an additional approximately 219 million shares of SilverSun common stock (the "*Warrants*," and together with the Convertible Preferred Stock, the "*Securities*") at initial exercise prices of $4.566 per share (equivalent to $0.571 per share pre-Reverse Stock Split) with respect to 50% of the Warrants, $6.849 per share (equivalent to $0.856 per share pre-Reverse Stock Split) with respect to 25% of the Warrants, and $13.698 per share (equivalent to $1.712 per share pre-Reverse Stock Split) with respect to the remaining 25% of the Warrants, in each case subject to customary anti-dilution adjustments. Following the Closing, the Investors will own approximately 99.85% of SilverSun common stock on an as-converted, as-exercised basis.

The Convertible Preferred Stock will pay quarterly cash dividends equal to the greater of (a) the as-converted dividends on the underlying Company common stock for the relevant quarter and (b) 9% of the then-applicable liquidation preference per annum. Accrued and unpaid dividends for any quarter will accrete to liquidation preference for all purposes. The Convertible Preferred Stock will not be redeemable and will vote together with the Company's common stock on an as-converted basis on all matters, except as otherwise required by law, and separately as a class with respect to certain matters implicating the rights of holders of shares of Convertible Preferred Stock. The terms of the Convertible Preferred Stock are more fully set forth in Exhibit A to the Investment Agreement filed herewith.

Each Warrant will initially be exercisable at any time and from time to time from the closing date until the tenth anniversary of the Closing date, at the option of the holder thereof, into one share of Company common stock at the exercise prices described above, subject to customary anti-dilution adjustments. The terms of the Warrants are more fully set forth in Exhibit B to the Investment Agreement filed herewith.

Under the terms of the Investment Agreement, SilverSun will, six days after the Closing (the "*Distribution Date*"), separate the existing SilverSun business (the "*Separation*") into SilverSun Technologies Holdings, Inc., a Nevada corporation and currently a wholly owned subsidiary of the Company ("*SilverSun Holdings*" or "*SpinCo*"), and distribute all of the shares of SilverSun Holdings (the "*Distribution*") to the stockholders of SilverSun as of the close of business on a record date that is expected to be one day prior to the date of Closing (the "*Record Date*") (collectively, the "*Spin-Off*") in accordance with a separation and distribution agreement to be executed between SilverSun and SilverSun Holdings on or prior to the Distribution Date (the "*Separation Agreement*"). Upon completion of the Distribution, each SilverSun stockholder as of the Record Date will receive eight shares of common stock, par value $0.00001 per share, of SilverSun Holdings ("*SilverSun Holdings common stock*"), for every share of SilverSun common stock held as of the close of business on the Record Date. SilverSun Holdings common stock will be issued in book-entry form only, which means that no physical share certificates will be issued. No fractional shares of SilverSun Holdings common stock will be issued.

Also pursuant to the Investment Agreement and the Separation Agreement, SilverSun will declare a $2.5 million aggregate cash dividend to its stockholders of record as of the Record Date (the "*Dividend*"). The Dividend will be paid on the Distribution Date from proceeds received by SilverSun from the Equity Investment.

The Charter Amendment and the transactions contemplated by the Investment Agreement (including the issuance and sale to the Investors of the Securities), among other matters, were submitted for approval at the Special Meeting of the stockholders of SilverSun held at 9:00 A.M. EST on March 14, 2024 (the "*Special Meeting*") as discussed in the definitive proxy statement of SilverSun dated February 13, 2024 and were approved at the Special Meeting. As a result of the approval of the proposals set forth in such definitive proxy statement, eligible shareholders do not need to take any action to receive their shares of SilverSun Holdings common stock in connection with the Distribution. It is expected that their shares of SilverSun Holdings common stock will trade on the OTCQX tier of OTC Markets and that their shares of SilverSun common stock will continue to trade on The Nasdaq Capital Market. Shortly after the Closing, SilverSun is expected to change its name to QXO, Inc. Once renamed, SilverSun is expected to change the ticker symbol of its common stock to "QXO." Until such time, SilverSun will continue to trade on The Nasdaq Capital Market under the symbol "SSNT."

NOTE 15 - **RECENT EVENTS** (Continued)

Jacobs Private Equity II, LLC ("JPE") (Continued)

Following the Distribution, SilverSun Holdings will operate through its direct subsidiaries SWK, SCS and CCDC and conduct the business conducted by SilverSun prior to the Distribution and the Closing under the Investment Agreement.

Following the Spin-Off, the Company's current executive officers and directors, including Mark Meller, SilverSun's chief executive officer, are expected to continue in their current roles at SilverSun Holdings and its subsidiaries. SilverSun Holdings will apply for the public quotation of its shares on the OTCQX tier of OTC Markets, which shares will be registered pursuant to a Form 10 registration statement that has been filed with the U.S. Securities and Exchange Commission (the "SEC").

One day prior to the date of the Distribution, SilverSun and SilverSun Holdings will enter into an Employee Matters Agreement (the "*Employee Matters Agreement*"). The Employee Matters Agreement sets forth the terms and conditions of certain employment, compensation and benefit matters related to the Distribution beyond those covered by the Separation Agreement.

One day prior to the date of the Distribution, SilverSun and SilverSun Holdings will also enter into a Tax Matters Agreement (the "*Tax Matters Agreement*"). The Tax Matters Agreement will govern the respective rights, responsibilities and obligations of SilverSun and SilverSun Holdings after the Distribution with respect to tax liabilities and benefits, tax attributes, certain indemnification rights with respect to tax matters, the preparation and filing of tax returns, the control of audits and other tax proceedings, the intended federal income tax characterization of the Separation and the Distribution and the agreed-upon reporting thereof and certain other tax matters.

The Distribution will have tax consequences to SilverSun and the SilverSun stockholders that receive shares of SilverSun Holdings in the Distribution.

The Investment Agreement and the transactions contemplated by the Investment Agreement have been approved by SilverSun's board of directors. The approval of the Equity Investment, the Fifth Amended and Restated Certificate of Incorporation (including the 8:1 reverse stock split contemplated therein) and any equity incentive plan proposed by JPE were approved by the SilverSun stockholders at the Special Meeting. The transactions are also subject to the receipt of necessary antitrust approvals and the satisfaction of other customary closing conditions.

Under the Investment Agreement, the Company will be subject to restrictions on its ability to solicit alternative acquisition proposals from third parties and to provide non-public information to and enter into discussions or negotiations with third parties regarding alternative acquisition proposals, subject to the exceptions set forth in the Investment Agreement. The Investment Agreement contains termination rights for both JPE and the Company, including, among others, for the Company if its board changes its recommendation to its stockholders of the Equity Investment in connection with a Superior Proposal (as defined in the Investment Agreement) to acquire the Company, and for JPE in the event of the Board changing its recommendation to its stockholders of the Equity Investment. Upon termination of the Investment Agreement in connection with a Superior Proposal and certain other circumstances described in the Investment Agreement, the Company may be obligated to pay JPE a termination fee of $600,000.

Under the Investment Agreement, JPE will be permitted to delay the Closing of the Equity Investment, on one or more occasions, to a date that does not exceed 12 months following the December 3, 2023 signing (subject to the continued satisfaction of closing conditions at such time). If JPE delays the Closing by more than 7 months following the signing, JPE will pay the Company the following fees on the first day of each additional month, starting with the first day of the eighth month: (a) month eight (8): $40,000, (b) month nine (9): $40,000, (c) month ten (10): $50,000, (d) month eleven (11): $50,000; and (e) month twelve (12): $50,000.

Concurrently with the Closing of the Equity Investment, the Company and the Investors will enter into a Registration Rights Agreement with respect to the shares of Convertible Preferred Stock and Warrants and the shares of Company common stock issuable upon conversion or exercise thereof, which agreement will contain, among other customary provisions, the terms set forth on Exhibit C to the Investment Agreement. filed herewith In addition, concurrently with the Closing of the Equity Investment, the Company and the Investors will enter into a stockholders agreement in the form attached as Exhibit G to the Investment Agreement filed herewith.

The Company and the Investors have made customary representations and warranties and covenants in the Investment Agreement.

NOTE 15 - **RECENT EVENTS (Continued)**

Jacobs Private Equity II, LLC ("JPE") (Continued)

Beginning on the Record Date and continuing up to and including the Distribution Date, we expect that there will be two markets in SilverSun common stock: a "regular-way" market and an "ex-distribution" market. Shares of SilverSun common stock that trade on the "regular-way" market will trade with an entitlement to receive the Dividend and shares of SilverSun Holdings' common stock in connection with the Distribution. Shares of SilverSun common stock that trade on the "ex-distribution" market will trade without an entitlement to receive the Dividend and shares of SilverSun Holdings' common stock in the Distribution. Therefore, SilverSun shareholders that sell shares of SilverSun common stock on the "regular-way" market after the Record Date and up to and including through the Distribution Date, will be selling their right to receive the Dividend and shares of SilverSun Holdings' common stock in connection with the Distribution. If a shareholder owns shares of SilverSun common stock as of the Record Date and sells those shares on the "ex-distribution" market, up to and including through the Distribution Date, the shareholder will still receive the Dividend and the shares of SilverSun Holdings' common stock that they would be entitled to receive in respect of their ownership, as of the Record Date, of the shares of SilverSun common stock that they sold.

The consummation of the Distribution is subject to the satisfaction or waiver by SilverSun in its sole and absolute discretion of the following conditions:

● the SEC will have declared effective SilverSun Holdings' registration statement on Form 10 under the Securities Exchange Act of 1934, as amended, no stop order suspending the effectiveness of such registration statement on Form 10 will be in effect; and no proceedings for such purpose will be pending or threatened by the SEC;

● the information statement exhibit to the Form 10 will have been mailed or otherwise made available to the holders of SilverSun common stock as of the Record Date;

● the transfer of the SilverSun Holdings assets and the assumption of the SilverSun Holdings liabilities contemplated to be transferred from SilverSun (or the applicable subsidiary of SilverSun) to SilverSun Holdings (or the applicable subsidiary of SilverSun Holdings) on or prior to the Distribution will have occurred, and the transfer of SilverSun retained assets and assumption of the SilverSun retained liabilities contemplated to be transferred from SilverSun Holdings (or the applicable subsidiary of SilverSun Holdings) to SilverSun (or the applicable subsidiary of SilverSun) on or prior to the Distribution Date will have occurred, in each pursuant to the plan of reorganization included in the Separation Agreement and in accordance with and subject to the terms of the Separation Agreement;

● each of the other ancillary agreements contemplated by the Separation Agreement will have been duly executed and delivered by the applicable parties thereto;

● no order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Separation, the Distribution or any of the transactions related thereto shall be pending or in effect;

● at least two days prior to the Closing, SilverSun shall have file with the Secretary of State of the State of Delaware, the Fifth Amended and Restated Certificate of Incorporation and had the Fifth Amended and Restated Certificate of Incorporation become effective in accordance with the laws of the State of Delaware as of 11:59 p.m., New York Time, on the date that is two (2) days prior to the Closing;

● SilverSun's common stock, including the shares underlying the Convertible Preferred Stock and the Warrants, will have been approved for continued listing on Nasdaq and SilverSun Holdings' common stock to be distributed to the SilverSun stockholders as of the Record Date in connection with the Distribution will have been approved for quotation on the OTCQX, subject to official notice of distribution; and

● the Equity Investment will have been consummated.

NOTE 15 - **RECENT EVENTS** (Continued)

Jacobs Private Equity II, LLC ("JPE") (Continued)

In the Separation Agreement, SilverSun Holdings will agree to indemnify, defend and hold harmless SilverSun, each of SilverSun's affiliates after giving effect to the Distribution and each of their respective representatives and all persons who at any time prior to the Effective Time are or have been stockholders, directors, officers, agents or employees of SilverSun Holdings or a subsidiary of SilverSun Holdings (after the Distribution) and who are not, as of immediately following the Effective Time, directors, officers or employees of SilverSun Holdings or its subsidiaries from and against all losses to the extent arising out of, relating to or resulting from, directly or indirectly:

- the SpinCo Assets, the SpinCo Liabilities or the SpinCo Business;

- any breach by SilverSun Holdings or a subsidiary (after the Distribution) of the Separation Agreement;

- any failure of SilverSun Holdings, any subsidiary of SilverSun Holdings or any other person to pay, perform or otherwise promptly discharge any SpinCo Liabilities in accordance with their terms, whether prior to, on or after the Effective Time;

- any guarantee, indemnification or contribution obligation, surety bond or other credit support agreement, arrangement, commitment or understanding for the benefit of any subsidiary of SilverSun Holdings by SilverSun that survives following the Distribution; or

- all information contained in the Proxy Statement (as defined in the Investment Agreement), registration statement on Form 10 or the information statement exhibit to the Form 10 or the documents incorporated by reference therein (other than any information provided by JPE and as expressly set forth in the Separation Agreement), any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

SilverSun will agree to indemnify, defend and hold harmless SilverSun Holdings, each of SilverSun Holdings' subsidiaries, each of the respective representatives of SilverSun Holdings and its subsidiaries from and against all losses to the extent arising out of, relating to or resulting from, directly or indirectly:

- the SilverSun Retained Liabilities;

- any breach by SilverSun of the Separation Agreement;

- any failure of SilverSun or any other person to pay, perform or otherwise promptly discharge any SilverSun Retained Liabilities in accordance with their terms, whether prior to, on or after the Effective Time; or

- solely with respect to information regarding the Investors provided by or on behalf of JPE in writing to SilverSun or SilverSun Holdings expressly for inclusion in the registration statement on Form 10 or the information statement exhibit to the Form 10, any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

Indemnification with respect to taxes, and the procedures related thereto, will be governed by the Tax Matters Agreement.

NOTE 15 - **RECENT EVENTS** (Continued)

Jacobs Private Equity II, LLC ("JPE") (Continued)

Expenses

The Separation Agreement will provide that all costs and expenses incurred prior to the Closing Date by any of SilverSun or its affiliates (other than those costs and expenses incurred by JPE) or SilverSun Holdings or any of its subsidiaries (whether or not paid on or prior to the Closing Date) relating to or in connection with the preparation, execution, delivery, printing and implementation of the Separation Agreement and any ancillary agreement, the registration statement on Form 10, the Contribution, the plan of reorganization, the Separation, the Distribution and the consummation of the transactions contemplated thereby, will be charged to and paid by SilverSun Holdings, and shall be a SpinCo Liability. All costs and expenses incurred on or after the Closing Date by SilverSun or any of its subsidiaries (other than any costs or expenses relating to SilverSun Holdings, any of its subsidiaries, or any of its or their respective directors, officers, employees, advisors or other representatives, the SpinCo Business, the SpinCo Liabilities, the SpinCo Assets, the Separation, the Distribution, the Separation Agreement, the other ancillary agreements or any of the other transactions contemplated thereby or any actions taken by or at the request or direction of or on behalf of SilverSun Holdings, its subsidiaries or its and their respective directors, officers or employees) will be borne by SilverSun, and shall be a liability of SilverSun.

The termination payment in the maximum aggregate amount equal to $3,000,000 owed to Mark Meller as a result of the Closing under the Meller SilverSun Employment Agreement (as modified by the Meller Letter Agreement (as defined in the Investment Agreement)), will be a liability of SilverSun. Any and all other liabilities under the Meller SilverSun Employment Agreement (as modified by the Meller Letter Agreement) will be a SpinCo Liability. Except as otherwise set forth in the Separation Agreement or any ancillary agreement, each party will bear its own costs and expenses incurred after the Distribution Date. Any amount or expense to be paid or reimbursed by any party to any other party shall be so paid or reimbursed promptly after the existence and amount of such obligation is determined and written demand therefor is made.

Subject to certain exceptions, under the Tax Matters Agreement:

● SilverSun Holdings generally will be responsible for (i) taxes of SilverSun, SilverSun Holdings and their respective subsidiaries for tax periods (or portions thereof) ending on or before the Distribution Date, (ii) taxes imposed on SilverSun, SilverSun Holdings, and their respective subsidiaries as a result of, in connection with or relating to the Distribution and certain related transactions, other than the first $1.5 million of such taxes, which will be borne by SilverSun and (iii) taxes of SilverSun Holdings and its subsidiaries for tax periods (or portions thereof) beginning after the Distribution Date;

SilverSun generally will be responsible for (i) the first $1.5 million of taxes imposed on SilverSun, SilverSun Holdings and their respective subsidiaries as a result of, in connection with or relating to the Distribution and certain related transactions, and (ii) taxes of SilverSun and its subsidiaries for tax periods (or portion thereof) beginning after the Distribution Date.

SilverSun Holdings will apply for the public quotation of its shares on the OTCQX tier of OTC Markets, which shares will be registered pursuant to a Form 10 registration statement that has been filed with the SEC on January 19, 2024.

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BOARD OF DIRECTORS:

Brad Jacobs
Chairman and Chief Executive Officer

Jason Aiken
Independent Director

Marlene Colucci
Independent Director

Mario Harik
Director

Mary Kissel
Independent Director

Jared Kushner
Independent Director

Allison Landry
Independent Director

EXECUTIVE OFFICERS:

Brad Jacobs
Chairman and Chief Executive Officer

Ihsan Essaid
Chief Financial Officer

Chris Signorello
Chief Legal Officer

COMMON STOCK:

The company's common stock is traded on Nasdaq under the symbol "QXO."

COMPANY FINANCIAL INFORMATION:

Copies of QXO, Inc.'s financial information such as the Company's Annual Report on Form 10-K as filed with the SEC, quarterly reports on and Form 10-Q are available at the Company's website at **www.qxo.com** or by contacting "Investor Relations" at our corporate executive office address.

ANNUAL MEETING OF STOCKHOLDERS:

The Annual Meeting of Stockholders will be held on December 9, 2024 at 10:00 a.m. Eastern Time as a virtual meeting via webcast. You can access the meeting at **www.virtualshareholdermeeting.com/QXO2024** with your control number.

CORPORATE EXECUTIVE OFFICE:

Five American Lane
Greenwich, CT 06831

TRANSFER AGENT:

Equiniti Trust Company, LLC
Tel. (800) 937-5449
www.equiniti.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM:
Marcum LLP



QXO, Inc.
Five American Lane
Greenwich, CT 06831 USA
qxo.com

BR82846H-1124-COMBO